Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on April 1, 2015 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.
To approve the terms of the share purchase agreement by and among us (“MTS”), Vexigo Ltd. (“Vexigo”), FPSV Holdings Ltd. (“FPSV”) and the shareholders of Vexigo and FPSV and the transactions contemplated thereby and related thereto (the “Vexigo Transaction”);

2.
To elect Mr. Tzvika Friedman and Mr. Adi Orzel as directors for terms commencing upon and subject to the closing of the Vexigo Transaction and expiring at our 2015 Annual General Meeting of Shareholders and when their successors are elected and qualified;

3.	To approve our updated compensation policy for directors and officers;

4.	To approve the terms of service of Mr. Tzvika Friedman (subject to his election as a director at the Meeting and commencing upon and subject to the closing of the Vexigo Transaction);

5.	To approve the terms of service of Mr. Adi Orzel (subject to his election as a director at the Meeting and commencing upon and subject to the closing of the Vexigo Transaction);

6.	To approve the terms of employment of Mr. Lior Salansky, our company’s CEO; and

7.	To approve the increase of our authorized share capital.

Shareholders of record at the close of business on February 23, 2015 are entitled to notice of and to vote at the Meeting.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about February 25, 2015.

Each of resolutions 1 to 6 to be presented at the Meeting requires the affirmative vote of holders of at least a majority of our company’s ordinary shares, NIS 0.01 Par Value (the “MTS Shares”) voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items 3 and 6 are, and the approval of the proposal under Item 5 may be, required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Resolution 7 requires the affirmative vote of holders of at least 75% of MTS Shares voted in person or by proxy at the Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 56 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders’ Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary Meeting of Shareholders. If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Should changes be made to any proposal after the publication of the Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the Securities and Exchange Commission on Form 6-K.
You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the extraordinary general meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than March 5, 2015.
Sincerely, /s/ Chaim Mer Chaim Mer Chairman of the Board of Directors

February 18, 2015

ii

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on April 1, 2015, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

Purpose of the Extraordinary General Meeting

On February 3, 2015, we entered into a share purchase agreement, or the Vexigo SPA, by and among us, Vexigo Ltd., or Vexigo, FPSV Holdings Ltd., or FPSV, and the shareholders of Vexigo and FPSV.

The Vexigo SPA provides for, among other things, our purchase, directly and indirectly of all the issued and outstanding shares of Vexigo, or the Vexigo Shares. We will acquire such ownership of the Vexigo Shares by acquiring approximately 38% of the issued and outstanding Vexigo Shares, or the Acquired Vexigo Shares, from all of the shareholders of Vexigo other than FPSV, or the Sellers, and by acquiring all of the issued and outstanding shares of FPSV, or the Acquired FPSV Shares, which currently owns the remaining 62% of the outstanding Vexigo Shares from the shareholders of FPSV, or the FPSV Sellers. The aggregate consideration for the Acquired Vexigo Shares and the Acquired FPSV Shares is comprised of the following: (i) cash consideration in the amount of $4 million, to be paid in three installments as follows: (a) $3 million upon closing of the Vexigo Transaction, or the Closing, (b) $500,000 three months following the Closing and (c) $500,000 six months following the Closing, and (ii) the issuance to the sellers of the Acquired Vexigo Shares and Acquired FPSV Shares of ordinary  shares, nominal value NIS 0.01 per share, or MTS Shares, representing 40% of outstanding MTS Shares post-Closing. In addition, the sellers of the Acquired Vexigo Shares and the Acquired FPSV Shares will be entitled to receive earn-out payments equal to 45% of the EBITDA of the Vexigo Product Line for a period of 5.5 years from Closing, calculated on an annual basis, subject to a minimum annual EBITDA of the Vexigo Product Line that is required to remain in Vexigo, based on the definitions included in the Vexigo SPA and up to an aggregate cap of $16 million. Therefore, immediately following the Closing, our current shareholders will own 60% of outstanding MTS Shares.

 The full text of the Vexigo SPA is included as Exhibit A to this Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to approve the terms of the Vexigo SPA and the transactions contemplated thereby and related thereto, or the Vexigo Transaction; (2) to elect Mr. Tzvika Friedman and Mr. Adi Orzel as directors for terms commencing upon and subject to the closing of the Vexigo Transaction and expiring at our 2015 Annual General Meeting of Shareholders and when their successors are elected and qualified; (3) to approve our updated compensation policy for directors and officers; (4) to approve the terms of service of Mr. Tzvika Friedman (subject to his election as a director at the Meeting and commencing upon and subject to the Closing); (5) to approve the terms of service of Mr. Adi Orzel (subject to his election as a director at the Meeting and commencing upon and subject to the Closing); (6) to approve the terms of employment of Mr. Lior Salansky, our CEO; and (7) to approve the increase of our authorized share capital.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies will vote on such matters in accordance with the recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.01 per share, as of the close of business on February 23, 2015, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of February 15, 2015, there were 4,672,664 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

Each of the proposals under Items I-VI to be presented at the Meeting requires the affirmative vote of holders of a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items III and VI are, and the approval of the proposal under Item V may be, required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. The approval of the proposal under Item VII requires the affirmative vote of holders of at least 75% of the ordinary shares voted in person or by proxy at the Meeting.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Extraordinary Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Cautionary Statement Concerning Forward-Looking Statements

Except for the historical information contained in this Proxy Statement, the statements contained in this Proxy Statement are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the “Risk Factors” section that appears below.

I.  APPROVAL OF THE VEXIGO TRANSACTION
(Item 1 on the Proxy Card)

Background

For more than a year, our management and Board of Directors have contemplated and reviewed various acquisition opportunities in an attempt to diversify our operations and improve our prospects. During January 2014, we were introduced to Vexigo by a third party and commenced discussions and meetings. In addition, in May 2014 Mr. Lior Salansky, who currently serves as our Chief Executive Officer, was retained as a consultant to our Board of Directors in connection with the acquisition process. In May 2014 we entered into a non-binding term sheet with Vexigo, FPSV, the Sellers and the FPSV Sellers and during November 2014 we and Vexigo commenced a mutual due diligence process and negotiations of the Vexigo SPA. Messrs. Chaim Mer and Roger Challen, two of the members of our Board of Directors and our major shareholders, were designated by our Board of Directors to monitor the process and were involved in the negotiations and discussions of the Vexigo Transaction.

The Vexigo Transaction was discussed at meetings of our Audit Committee held on January 11, 2015 and January 13, 2015 and of our Board of Directors held on January 14, 2015 and January 18, 2015 and was approved by our Audit Committee and our Board of Directors at the meetings held on January 13, 2015 and January 18, 2014, respectively.

On February 3, 2015 the parties executed the Vexigo SPA.

General

The Transaction

The description in this Proxy Statement of the Vexigo Transaction and the Vexigo SPA is subject to, and is qualified in its entirety by reference to, the Vexigo SPA. We have attached a copy of the Vexigo SPA to this Proxy Statement as Exhibit A and we recommend that you read it carefully in its entirety. Our shareholders are not third party beneficiaries under the Vexigo SPA and should not rely on the representations and warranties or any descriptions thereof or on the covenants contained in the Vexigo SPA or the descriptions thereof as reflections of the actual condition of Vexigo, FPSV or us or as an undertaking towards them.

The Transaction

We will acquire 100% of the outstanding shares of Vexigo, an Israeli company, by acquiring 100% of the outstanding shares of FPSV, an Israeli company, which currently holds approximately 62% of Vexigo Shares, from the current shareholders of FPSV, or the FPSV Sellers, and the remaining 38% from the other Vexigo shareholders, or the Sellers. The acquisition is made on a Vexigo and FPSV cash-free debt-free basis.

The Consideration

The consideration consists of three parts, the Cash Consideration, the Equity Consideration and Earn-out Payments.

Cash Consideration

The Cash Consideration is $4 million that will be paid as follows: (i) $3 million will be paid at Closing, (ii) $500,000 will be paid three months following the Closing, and (iii) $500,000 will be paid six months following the Closing.

In addition, the Cash Consideration will be adjusted, upwards or downwards, based on the FPSV and Vexigo net working capital as of the Closing to the extent such net working capital exceeds or is below, respectively, the net working capital target which is set at zero. Not later than 14 days after the Closing, each of Vexigo and FPSV shall deliver to us a certificate executed by the respective Chief Executive Officers of Vexigo and FPSV (or, to the extent there is no such executive officer, the chairman of the board) (in his or her capacity as such) detailing Vexigo’s and FPSV’s net working capital as of the Closing. In the event that the amount of the net working capital exceeds $0, such excess, which in any event shall include all the cash of Vexigo as of the Closing, shall be paid to the Sellers or the FPSV Sellers, as the case may be, as soon as practically possible following the Closing; provided, however, that such portion of the excess which is not reflected in cash and Cash Equivalents (as such term is defined in the Vexigo SPA) shall be paid to the Sellers and/or the FPSV Sellers, as the case may be, subject to actual receipt of the amounts by them (and taking into consideration the actual costs and expenses), and net of taxes and other direct collection expenses; and provided further that the such excess or any part thereof shall be paid to the Sellers and/or the FPSV Sellers, as the case may be, subject to the ability of Vexigo and of FPSV to distribute or pay the requisite amount to MTS. The Vexigo SPA includes a mechanism for resolution of disputes and objections to the calculation of the Vexigo and FPSV net working capital as of Closing.

In the event the tax liability of Vexigo or FPSV, as the case may be, for the period ended as of the Closing, as is reflected in the 2014 and 2015 tax returns of Vexigo or FPSV or in payments to, or credits from, any tax authority, is higher or lower than the amounts that were not paid to the Sellers and FPSV Sellers due to their inclusion as a tax related current liability in the calculations of the Vexigo and FPSV net working capital, such tax shortfall or excess, as applicable, shall be deducted from or added to, the Earn-out Payments due to the Sellers or the FPSV Sellers, as applicable.

Equity Consideration

The Sellers and the FPSV Sellers will be entitled to receive, at Closing, an aggregate of 3,115,090 restricted MTS Shares constituting 40% of outstanding MTS Shares post-Closing.

Earn-out Payments

The Vexigo SPA provides for the payment by MTS to the Sellers and the FPSV Sellers of Earn-out Payments equal to 45% of the EBITDA of the Vexigo Product Line for a period of 5.5 years calculated on an annual basis. The annual payment is subject to a minimum EBITDA of the Vexigo Product Line that will remain in Vexigo as set forth in the following formula:

(i)           If X > $1,818,818, Y=0.45X;
(ii)          If $1,000,000 < X ≤ $1,818,818, Y=X-$1,000,000; and
(iii)         If X ≤ $1,000,000, Y=0.
Where:
X = EBIDTA of the Vexigo Product Line for the applicable Earn-out Period.
Y = Earn-out Payment for the applicable Earn-out Period.
In the event the Earn-out period is less than one year, the dollar amounts in the foregoing provisions will be prorated accordingly.

The definitions of EBITDA of the Vexigo Product Line and Vexigo Product Line are as follows:

“EBITDA of the Vexigo Product Line” means the earnings from the Vexigo Product Line for a specific Earn-out Period, before interest, taxes, depreciation and amortization expenses of the Vexigo Product Line. It is agreed that the calculation of the EBITDA of the Vexigo Product Line will be based on the separate internal financial results of Vexigo (that are related to Vexigo Product Line) but will in addition also take into account direct expenses borne or the cost of services provided by MTS or any of its affiliates in connection with Vexigo’s operations and business. For example, and without derogating from the generality of the foregoing, book-keeping, accounting services and management time for the Vexigo business provided by MTS to Vexigo shall be considered direct expenses. It is hereby agreed that management fees paid to MTS and 50% of the expenses recorded by MTS in connection with options granted to Vexigo’s employees will not be considered as direct expenses. It is also agreed that to the extent that the operations of Vexigo shall require external cash financing from MTS’s resources, then, the term “EBIDTA of the Vexigo Product Line” shall include an interest of 10% per annum on such amounts extended by MTS to support Vexigo’s operations.

“Vexigo Product Line” means Vexigo’s online (desktop), Mobile, Video, TV, Games Console, Wearables - online advertising trading platform and Visualizer, a publishing platform (together, the “System”), and any derivatives and/or enhancements and/or developments of the System that were or will be developed internally by Vexigo (i.e., without reliance on or use of assets, including intangible assets, acquired from third parties or from MTS in a merger or acquisition activity), including but not limited to (i) any related current or future products and/or services, and (ii) any future business, operations or activities which are based on the System or on the intellectual property of Vexigo, all - whether sold, licensed, leased or otherwise offered or distributed by Vexigo, by MTS or by any of its affiliates.

Representations and Warranties

The Vexigo SPA contains representations and warranties made by Vexigo, FPSV, the Sellers and the FPSV Sellers to us and representations and warranties made by us to the Sellers and the FPSV Sellers. These representations and warranties were made only for purposes of the Vexigo SPA and as of the specific dates therein, were solely for the benefit of the parties, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Vexigo SPA. The assertions contained in certain of those representations and warranties were made solely for the purpose of allocating risk between the parties, rather than establishing matters of fact.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Vexigo SPA, which subsequent information may or may not be fully reflected in filings we will make in the future with the SEC.

Representations and Warranties of Vexigo, FPSV, the Sellers and the FPSV Sellers

These representations and warranties relate to, among other things:

•	Organization and qualification of Vexigo, its statutory books, board of directors and officers;
•	Vexigo’s capital structure, including the fact that at Closing there will be no outstanding securities convertible into Vexigo’s shares or contractual undertakings to issue such securities;
•	The authorization of the Vexigo SPA and its effect on other obligations, including consents required from third parties;
•
The information presented in the financial statements of Vexigo and their preparation and the absence of undisclosed liabilities, including the undertaking to provide MTS prior to Closing with audited financial statements for the year ended December 31, 2014 and internal financial information for the period ended two days prior to Closing;

•	The absence of Material Adverse Effects (as described below) with respect to Vexigo since September 30, 2014;
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Vexigo’s material contracts, including their effectiveness, continuance in full force and effect following Closing, no default by Vexigo or, to Vexigo’s knowledge, no event that could become a default or material default and no notice of violation or intent to terminate any material contract;

•	Confidential information provided by Vexigo concerning its largest suppliers and customers;
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Vexigo Intellectual property, including the existence of ownership rights or valid licenses of intellectual property used in the past, currently used or contemplated to be used in the future, valid assignments from third parties and employees, to Vexigo’s knowledge no infringement or unauthorized use of Vexigo’s intellectual property by any third party and no violation by Vexigo employees or consultants of agreements with third parties to Vexigo’s knowledge, no governmental or other grants and representations in connection with open source software use;

•	Vexigo pending or threatened litigation or government demand;
•	Title to and condition of assets of Vexigo and adequacy of information technology systems;
•	The filing and accuracy of Vexigo tax returns, payment of material taxes, no audits or examinations, sufficiency of tax provisions and material compliance with VAT obligations;
•	Vexigo employee list and compensation terms, consultancy agreements and absence of labor related claims;
•	Vexigo compliance with applicable laws, including with respect to privacy and personal data;
•	Content of material insurance policies of Vexigo and existence of sufficient insurance;
•	Vexigo environmental matters;
•	Vexigo bank accounts and signatory rights;
•	No broker or finder fee paid in connection with the Vexigo Transaction;
•	Contracts of Vexigo with related parties;
•	Vexigo compliance with the Foreign Corrupt Practices Act; and
•	No ongoing liabilities, undertakings or obligations that may have a Material Adverse Effect on Vexigo’s business in connection with Vexigo’s discontinued lines of business.

Representations and Warranties of FPSV and the FPSV Sellers

These representations and warranties relate to, among other things:

•	Organization and qualification of FPSV, its statutory books, board of directors and officers;
•	FPSV’s capital structure, including the fact that at Closing there will be no outstanding securities convertible into FPSV’s shares or contractual undertakings to issue such securities;
•	The authorization of the Vexigo SPA and its effect on other obligations, including consents required from third parties;
•
The information presented in the financial statements of FPSV and their preparation and the absence of undisclosed liabilities, including the undertaking to provide MTS prior to Closing with audited financial statements for the year ended December 31, 2014 and internal financial information for the period ended two days prior to Closing;

•	The absence of Material Adverse Effects with respect to FPSV since December 31, 2013;
•	FPSV has no operations or assets other than the Vexigo Shares held by FPSV;
•	FPSV pending or threatened litigation or government demand;
•	FPSV did not file tax returns in Israel since inception, payment of material taxes, no audits or examinations and sufficiency of tax provisions;
•	FPSV compliance with applicable laws;
•	Contracts of FPSV with related parties;
•	FPSV compliance with the Foreign Corrupt Practices Act; and
•	FPSV bank accounts and signatory rights.

Representations and Warranties of the Sellers and the FPSV Sellers

These representations and warranties relate to, among other things:

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None of the Sellers or the FPSV Sellers are or will at Closing be a party to any contract or understanding with any other person that would result in a Seller or FPSV Seller being deemed to be holding our ordinary shares together with such other persons or to be a controlling shareholder (as such term is defined in the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, including Section 268 thereof) of MTS;

•	Securities Act representations;

Representations and Warranties of MTS

These representations and warranties relate to, among other things:

•	Organization and qualification of MTS and its statutory books;
•	MTS’s capital structure, including outstanding securities convertible into MTS’s shares or contractual undertakings to issue such securities and validity of the Equity Consideration;
•	The authorization of the Vexigo SPA and its effect on other obligations, including consents required from third parties;
•	Preparation and content of MTS’s public documents;
•	The information presented in the financial statements of MTS and their preparation and the absence of undisclosed liabilities;
•	MTS filing and accuracy of tax returns, payment of material taxes, no audits or examinations, sufficiency of tax provisions and material compliance with VAT obligations; and
•	MTS pending or threatened litigation or government demand.

Additional Covenants

The Vexigo SPA includes various additional covenants of the parties relating to the period between signing and Closing and to certain periods following Closing, including, among others:
Waiver of Rights

Each of FPSV, the Sellers and the FPSV Sellers waived rights under the Vexigo and FPSV articles or any other contract to acquire any shares of Vexigo or FPSV and each of the Sellers and the FPSV Sellers waived any claims and liabilities any of Vexigo and FPSV may have to any of them, other than with respect to rights arising pursuant to the Vexigo SPA or any employment agreement with in connection with the period commencing following the Closing.

Ordinary Course Dealings and Conduct of Business; Notices

Each of MTS, Vexigo and FPSV undertook conduct their respective businesses during the period commencing upon signing and continuing until the earlier of the termination of the Vexigo SPA and the Closing in all material respects in the usual, regular and ordinary course consistent with past practice. The Vexigo SPA includes a list of actions that are not permitted without the prior written consent of certain other parties to the Vexigo SPA, including: amendments to the formation documents, payment of dividends, issuance of certain securities, actions with respect to material contracts and intellectual property, acquisitions and interested party transactions. The Vexigo SPA provides for the delivery of notices during the period commencing upon signing and continuing until the earlier of the termination of the Vexigo SPA and the Closing upon the occurrence of certain events, including certain communications from governmental authorities, communications in connection with the Vexigo SPA or Vexigo Transaction and any inaccuracies or breach of representations and warranties included in the Vexigo SPA.

Commercially Reasonable Efforts

The Vexigo SPA includes an undertaking of the parties to use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Vexigo SPA as soon as practicable.

Run-off Insurance

The Vexigo SPA requires Vexigo to purchase prior to Closing run-off insurance for its D&O liability insurance policy for a period of seven years from the Closing.

Non-solicitation of Employees; Confidentiality; Non-competition

For a period of two years following Closing, none of the Sellers or the FPSV Sellers will, directly or indirectly, solicit, hire or retain as an employee, independent contractor or consultant any employee or consultant of Vexigo, or induce or attempt to induce any such persons to terminate his or her employment or relationship with Vexigo by resignation, retirement or otherwise.

At all times before and after the Closing, all of the parties and their respective directors, officers, employees, agents and representatives undertook to maintain in strictest confidence, and not disclose to third parties or use for their benefit or for the benefit of any third party, any and all non-public information concerning Vexigo, FPSV and MTS, except as may be required by law.

From the Closing and until the second anniversary of the Closing, each of Kobi Ram and Amit Reshef, or, together, the Key Employees, shall not, directly or indirectly, enter into, participate or engage, directly or indirectly, in the development, marketing or sale of any products or services, or promote or assist, financially or otherwise, any person that competes with Vexigo’s business.

Exclusive Dealings

Between the signing date of the Vexigo SPA and the earlier of the Closing and the termination of the Vexigo SPA, Vexigo, FPSV, the Sellers and the FPSV Sellers shall not (and shall use reasonable efforts to cause their representatives and affiliates not to), directly or indirectly, solicit, knowingly encourage, initiate or participate in any negotiations or discussions with respect to, any offer or proposal to acquire or license all or substantially all, or a significant portion (other than its products in the ordinary course of business), of Vexigo’s business, technologies or properties or any of Vexigo’s or FPSV’s equity whether by merger, purchase of assets, equity purchase (including convertible securities), license, tender offer or otherwise (including any option or right with respect to any of the foregoing), or enter into any agreement providing for, or effect, any such transaction.

Lock-up of Equity Consideration

Each of the Sellers and the FPSV Sellers will not be permitted to sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of (each, a “transfer”) any of the ordinary shares comprising the Equity Consideration held by them: (i) with respect to 50% of the MTS Shares issued to each of the Sellers and the FPSV Sellers for a period of six months following the Closing and (ii) with respect to the remaining 50% of the MTS Shares issued to each of the Sellers and the FPSV Sellers for a period of one year following the Closing.

In addition, one of the conditions to Closing is the execution of lock-up agreements containing limitations on the sale of MTS Shares held by each of Chaim Mer and Roger Challen and by their affiliates that include the same limitations set forth above.

Vexigo’s Offices

We agreed that for a period of at least two years following the Closing, the offices of Vexigo will remain in the Ness Tsiona/Rehovot area.

Key Employees

Each of the Key Employees undertook to continue to be employed by Vexigo for a period of at least two years following the Closing. In the event any of the Key Employees resigns at will and not for “good reason,” or is terminated by MTS for “cause”, such Key Employee shall pay MTS: (i) a termination fee of $100,000 if the termination is effected during the first year following the Closing, (ii) a termination fee of $50,000 if the termination is effected after the first anniversary of the Closing but before the 18 month anniversary of the Closing, or (iii) a termination fee of $25,000 if the termination is effected after the 18 month anniversary of the Closing and before the second anniversary of the Closing. The termination fee will be paid only by means of set off from any amounts owed to the relevant Key Employee.

FPSV Tax Liabilities

The FPSV Sellers, jointly and severally, agreed to bear any and all tax related payments, expenses and costs in connection with FPSV’s operations, activities and actions up to the Closing, whenever such payments, costs and expenses are due.

Conditions to Closing

Conditions to the Obligations of Each of the Parties

•	No order by governmental authorities which is in effect and which has the effect of making the Vexigo Transaction illegal or otherwise prohibiting consummation of the Vexigo Transaction;
•	Receipt of NASDAQ listing approval for the Equity Consideration;
•	Receipt of MTS shareholders approval; and
•	Execution of an escrow agreement.

Conditions to the Obligations of MTS

•	Accuracy of representations and warranties of Vexigo, FPSV, the Sellers and the FPSV Sellers;
•
Each and all of the covenants and agreements of each of Vexigo, FPSV, the Sellers and the FPSV Sellers to be performed or complied with pursuant to Vexigo SPA on or prior to the Closing shall have been fully performed and complied with;

•
There shall not exist any condition, circumstance or state of facts, and there shall not have been any event, occurrence, change, development or circumstance, which has had a Material Adverse Effect on Vexigo or FPSV, provided however that a decrease of 20% in the revenues of Vexigo during certain 30 day period comparing to the previous 30 day period shall not be deemed as a Material Adverse Effect on Vexigo or FPSV for the purposes of this condition to Closing;

•
All Consents and orders of all persons required to be obtained prior to the Closing in connection with the execution, delivery and performance of the transactions contemplated by this Agreement by MTS or the consummation of the transactions contemplated by the Vexigo SPA by MTS shall have been obtained and shall be in full force and effect;

•	Vexigo shall have executed a new agreement with Mr. Adi Orzel to act as Chairman of the Board of Vexigo for a monthly consideration of $4,000 (containing standard and reasonable terms); and
•	MTS shall have received all closing deliverables set forth in the Vexigo SPA.

Conditions to the Obligations of the Sellers and the FPSV Sellers

•	Accuracy of representations and warranties of MTS;
•
Vexigo, FPSV, the Sellers and the FPSV Sellers shall have received all closing deliverables set forth in the Vexigo SPA, including confirmation of the appointment of Tzvika Friedman and Adi Orzel as members of the Board of Directors of MTS;

•
There shall not exist any condition, circumstance or state of facts, and there shall not have been any event, occurrence, change, development or circumstance, which has had a Material Adverse Effect on MTS.

•	One of the non-independent members of the Board of Directors of MTS shall have resigned his or her position as a member of such Board, effective as of the Closing.
•	Chaim Mer and Roger Challen will execute lock-up agreements as detailed above under “Lock-up of Equity Consideration”; and
•	Chaim Mer, Isaac Ben-Bassat and Roger Challen shall execute voting undertakings and irrevocable proxies in connection with the MTS Shares held by them in the form attached hereto as Exhibit B.

Termination and Amendment

The Vexigo SPA may be terminated: (i) by the mutual written agreement of the parties, (ii) by written notice of MTS or the Sellers’ Representative if the Closing does not occur by June 3, 2015, unless it is due to the failure of such party to be in compliance with its obligations under the Vexigo SPA, (iii) by written notice by MTS or the Sellers’ Representative, if there shall be any law that makes consummation of the Vexigo Transaction illegal or otherwise prohibited or if any court of competent jurisdiction or other governmental authority shall have issued a final and unappealable order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Vexigo Transaction, (iv) by MTS, if it is not in material breach of its obligations under the Vexigo SPA and there has been a material breach of any representation, warranty, covenant or agreement contained in the Vexigo SPA on the part of any of Vexigo, FPSV, any of the Sellers or the FPSV Sellers that, if curable, has not been cured and that results in one or more of the conditions to Closing not being satisfied at or prior to the Closing, (v) by the Sellers’ Representative if none of Vexigo, FPSV, the Sellers and the FPSV Sellers are in material breach of their obligations under the Vexigo SPA and there has been a material breach of any representation, warranty, covenant or agreement contained in the Vexigo SPA on the part of MTS that, if curable, has not been cured and that results in one or more of the conditions to Closing not being satisfied at or prior to the Closing, (vi) by MTS, if there shall have occurred any event or condition of any character that has had a Material Adverse Effect on Vexigo or FPSV, or (vii) by the Sellers’ Representative, if there shall have occurred any event or condition of any character that has had a Material Adverse Effect on MTS.

Transaction Expenses

Each of Vexigo, FPSV, the Sellers, the FPSV Sellers and MTS will bear their own transaction expenses.

Amendment of Vexigo SPA

The Vexigo SPA may be amended in writing by MTS, Vexigo, FPSV, and the Sellers and FPSV Sellers representing, directly and indirectly, the majority of the outstanding share capital of Vexigo excluding the shares held by FPSV; provided, however, that to the extent the amendment adversely affects the rights of the FPSV Sellers as compared to the rights of the Sellers, pro rata to their direct and indirect holdings in Vexigo, then the separate signatures of the FPSV Sellers representing the majority of the outstanding share capital of FPSV will also be required.

Survival and Indemnification

Survival of Representations and Warranties

Other than with respect to fraud or willful misconduct: (i) all representations and warranties contained in the Vexigo SPA survive for a period of 18 months following Closing, and (ii) representations and warranties in connection with: (a) with respect to Vexigo: tax and intellectual property, (b) with respect to FPSV: tax and its operations and holdings, and (c) with respect to MTS: tax, survive for a period of 36 months following Closing.

Indemnification by Sellers and FPSV Sellers; Escrow Fund

Other than with respect to claims based on fraud or willful misconduct and for issues specifically agreed to in the Vexigo SPA, MTS’s entitlement to indemnification is capped at the amounts and portions of the Equity Consideration placed in escrow as follows: (i) 15% of the Equity Consideration will be held in escrow for a period of 12 months following Closing, (ii) $600,000 ($100,000 of the second installment and all of the third installment) will be held in escrow for a period of 18 months following Closing, and (iii) the initial $400,000 of the Earn-out Payments will be held in escrow until 36 months following Closing.

In addition, the Sellers and the FPSV Sellers, jointly and severally, agreed to indemnify and hold harmless the MTS, Vexigo and FPSV from and against all damages suffered or incurred by them as a result of certain employment related matters. This undertaking is not subject to certain limitations applicable to the indemnification undertakings of the Sellers and the FPSV Sellers, including to the timing and amount limitations.

Indemnification by MTS

Other than with respect to claims based on fraud or willful misconduct, the Sellers and FPSV Sellers’ entitlement to indemnification is capped as follows: (i) for claims filed during a period of 18 months from Closing - $400,00 and (ii) for claims filed during a period between 18-36 months from Closing - $160,000; provided, however, that in the event the amount deposited in escrow out of the Earn-out Payments is less than $400,000, the amount set forth under (ii) shall be multiplied by the actual amount deposited in escrow divided by $400,000.

MTS’s indemnification obligation will be satisfied by: (i) the issuance of additional MTS Shares to the Sellers and the FPSV Sellers, (ii) payment of cash amounts to the Sellers and the FPSV Sellers, or (iii) a combination of (i) and (ii).

Threshold for Indemnification

The threshold for indemnification entitlement for all parties is damages that exceed $50,000, and once the total amount of damages exceeds the threshold, then any indemnitee that has suffered or incurred any damages shall be entitled to be indemnified against and compensated, reimbursed and paid for all of its damages.

Determination of Damages

The determination of damages shall (a) be reduced (i) by any tax benefits realized by the indemnified party and (ii) by the amount of any insurance proceeds actually recovered by the indemnified party with respect to such damages (after reasonable good faith efforts to recover thereon, including filing and diligent pursuit of a claim with the insurer) and after deducting any expenses in connection with receipt of such insurance proceeds, including any deductibles paid; and (b) exclude special and punitive damages. To the extent that a claim for indemnification by any indemnitee relates to a liability incurred by the indemnifying party and there is an accrual on the relevant financial statements in respect of such liability, then the determination of damages in respect of such claim shall be net of such accrual.

Exclusive Remedy

The indemnification is an exclusive remedy except for the remedy of specific performance and except in the case of fraud, willful misconduct or breach of a covenant or agreement in the Vexigo SPA to be performed after Closing.

Material Adverse Effect

The term “Material Adverse Effect” is defined in the Vexigo SPA as any change, event, circumstance or effect that, individually or taken together with all other effects, and regardless of whether or not such effect constitutes a breach of the representations or warranties made by such entity in the Vexigo SPA, is, or would reasonably be expected to, have a material adverse effect on the financial condition, properties, assets (including intangible assets), business or results of operations of an entity and its subsidiaries, taken as a whole, except to the extent that any such effect is relating to or arising from: (i) changes in general economic or political conditions whether worldwide or in any country or region in which such entity or its subsidiaries conduct business (provided that such changes do not affect such entity disproportionately as compared to other companies or businesses operating in any such country or region) or (ii) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof that cause any damage or destruction to, or render physically unusable, any facility or property of such entity or otherwise disrupt in any material manner the business or operations of such entity or its subsidiaries.

As noted above, for purposes of the fulfillment of the condition to Closing relating to the absence of a Material Adverse Effect on Vexigo or FPSV, the Vexigo SPA provides that a decrease of 20% in the revenues of Vexigo during certain 30 days’ period comparing to the previous 30 days’ period shall not be deemed as a Material Adverse Effect on Vexigo or FPSV.

General

The indemnification provisions of the Vexigo SPA also include the procedure for filing claims, the dispute resolution mechanism and additional procedural provisions.

Sellers’ and FPSV Sellers’s Representatives

The Vexigo SPA provides for the appointment of a Sellers’ representative, or the Sellers’ Representative, and an FPSV Sellers’ representative that are authorized to act for the Sellers and the FPSV Sellers including delivery and receipt of notice.

Finders’ Fee and Vexigo Transaction Related Compensation

We were introduced to Vexigo by an independent business consultant, or the Consultant. In connection with the execution of the Vexigo SPA, we agreed with the Consultant that, subject to the Closing of the Vexigo Transaction he will be entitled to receive 2% of the consideration paid or issued by us in connection with the Vexigo Transaction. Therefore, upon Closing of the Vexigo SPA, the Consultant will be entitled to receive 2% of the Cash Consideration ($80,000), 2% of the Equity Consideration (i.e., 62,302 ordinary shares, representing approximately 0.8% of our outstanding shares following Closing, which will be issued by means of a five-year warrant with a $0 exercise price) and 2% of any future Earn-out Payments. The Consultant also undertook to assist us with the post-acquisition integration process.

In addition, Mr. Lior Salansky, our current chief executive officer who acted as a consultant to our Board of Directors in connection with prospective acquisitions, is entitled under his consulting agreement to receive upon closing of a transaction such as the Vexigo Transaction a warrant, or the Compensation Warrant, to acquire 2% of our outstanding ordinary shares (based on the number of shares outstanding prior to the closing of the relevant transaction), with an exercise price equal to the market price of our ordinary shares at the signing of the relevant agreement (i.e. $0.96 per share), valid for a period of five years and based on a cashless exercise mechanism.

Risk Factors

In addition to the other information included in this Proxy Statement, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risk factors in determining how to vote at the Meeting.

Risks Related to the Vexigo Transaction

Payment of the cash consideration pursuant to the Vexigo Transaction will significantly decrease our cash reserves, which could materially adversely affect our operations and financial strength.

As of January 31, 2015, we held had cash and restricted marketable securities of approximately $5.1 million. Pursuant to the terms of the Vexigo Transaction, we will be required to pay an aggregate amount in cash of $4 million as consideration, with $3 million to be paid upon closing and additional two payments of $500,000 each three and six months following the Closing. Therefore, the consummation of the Vexigo Transaction will significantly decrease our cash reserves. In the event we will not be successful at generating sufficient cash from our current operations or from Vexigo’s operations, we may not be able to continue to manage our operations and may be required to obtain financing from outside sources or reduce our level of expenditure.  Such financing may not be available in the future, or, if available, may not be on terms satisfactory to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be adversely affected.

The earn-out payments to the Sellers and the FPSV Sellers will reduce our ability to use cash generated from Vexigo’s operations in order to fund our operations and the potential growth of our business.

As noted above under “The Transaction – Earn-out Payments,” the terms of the Vexigo Transaction require us to pay the Sellers and the FPSV Sellers earn-out payments equal to 45% of the EBITDA from the Vexigo Products Line (as such term is defined in the Vexigo SPA) for a period of 5.5 years from Closing, subject to certain limitations and up to a cap of $16 million. As the Earn-out Payments are calculated based on EBITDA, certain payments and liabilities of Vexigo, including any tax liability, will not be taken into account in the calculation of the payments, which will further decrease the cash generated by Vexigo’s operations that will be left in Vexigo and/or in MTS. This mechanism will effectively reduce our ability to use cash generated from Vexigo’s operations in order to fund our operations and the potential growth of our other business lines for the period in which Earn-out Payments are made.

The issuance of the Equity Consideration in connection with the Vexigo Transaction will dilute the holdings of all of our existing shareholders as of the Closing and will result in our current shareholders holding 60% of our outstanding shares immediately following the Closing.

As the Equity Consideration to be issued to the Sellers and FPSV Sellers in connection with the Vexigo Transaction represents 40% of our outstanding shares post-Closing, the holdings of shareholders that beneficially own our shares immediately prior to Closing will be diluted upon Closing, resulting in our current shareholders holding 60% of our outstanding shares immediately following the Closing. Following the Closing, it is expected that there will be six (6) shareholders who will beneficially own more than 5% of our outstanding shares and none of them will hold more than 15% of our outstanding shares (for more information see “Item I – General – Effect of Vexigo Transaction on Security Ownership of Certain Beneficial Owners and Management” below). Therefore, the market price per share of our ordinary shares may be adversely affected by the issuance of the Equity Consideration and will following the Closing will be significantly dependent on the future success of the Vexigo business.

The Vexigo Transaction is structured as a share purchase rather than an asset purchase, which could expose us to additional liabilities; we will only be entitled to request limited indemnification from the Sellers and the FPSV Sellers for damages arising out of the Vexigo Transaction and may be subject to indemnification claims from the Sellers and the FPSV Sellers.

As noted under “The Transaction – Indemnification by Sellers and FPSV Sellers; Escrow Fund” above, except under specific circumstances, we are entitled to indemnification from the Sellers and the FPSV Sellers for damages resulting from certain breaches of representations and warranties and of the Vexigo SPA that are limited in amount and time. In addition, the Vexigo SPA provides for our obligation to indemnify the Sellers and the FPSV Sellers for damages resulting from certain breaches of representations and warranties and of the Vexigo SPA that, except under specific circumstances, are also limited in amount and time. To the extent our damages are higher than the amounts set forth in the Vexigo SPA or are discovered after the expiration of the relevant representation or warranty, we will not be entitled to indemnification. To the extent the Sellers and the FPSV Sellers incur damages we may be subject to indemnification obligations. The Vexigo Transaction is structured as a share acquisition rather than an asset acquisition, and we are also acquiring the shares of an additional company, FPSV. The purchase of shares as opposed to an acquisition of assets, could expose us to additional liabilities which are unrelated to the current business of Vexigo. Any such occurrences may have a material adverse effect on our financial position.

We have no control over the operations of Vexigo or FPSV during the period between signing of the Vexigo SPA and Closing of the Vexigo Transaction and actions taken during such period may adversely affect the operations of these companies.

Although the Vexigo SPA contains several provisions aimed at ensuring that no material changes will occur to the Vexigo or FPSV operations in the period between signing and Closing (for more information see “The Transaction – Ordinary Course Dealings and Conduct of Business; Notices” above), we have no control over the conduct of business or operations of either company during such period. Certain actions taken or not taken during such period may adversely affect the operations and business of these companies and if these do not amount to a Material Adverse Effect we will still be required to consummate the Vexigo Transaction.

If the benefits of the Vexigo Transaction do not meet the expectations of the marketplace, investors, financial analysts or industry analysts, the market price of our ordinary shares may decline.

The market price of our ordinary shares may decline as a result of the Vexigo Transaction if Vexigo does not perform as expected or if we do not otherwise achieve the perceived benefits of the Vexigo Transaction as rapidly as, or to the extent anticipated by, the marketplace, investors, financial analysts or industry analysts. Accordingly, our shareholders may experience a loss as a result of a decline in the market price of our ordinary shares held by them, and our ability to raise future capital, if necessary, by selling our ordinary shares may be materially adversely affected.

Our ability to manage our operations during the period prior to Closing is limited and subject to the undertakings included in the Vexigo SPA.

As noted above under “The Transaction – Ordinary Course Dealings and Conduct of Business; Notices,” the Vexigo SPA contains restrictions on the operation of our business and management of our company during the period between signing of the Vexigo SPA and the Closing of the Vexigo Transaction. Therefore, during such period we may not be able to perform certain actions or enter into certain agreements that we would otherwise perform or execute and certain business opportunities may become unavailable or materially different due to changes implemented at the request of the Sellers and the FPSV Sellers. The loss of such opportunities may materially adversely affect our business and results of operations.

If the Vexigo Transaction is not consummated by June 3, 2015 or if one of the conditions to Closing is not fulfilled or waived, either we or the Sellers and the FPSV Sellers may choose to terminate the Vexigo SPA.

The Closing of the Vexigo Transaction is subject to various closing conditions as more fully described under “The Transaction – Conditions to Closing” above. To the extent any of the conditions to Closing is not fulfilled or waived by the relevant party to the Vexigo SPA, the other party to the Vexigo SPA may terminate the SPA, resulting in a loss of the time, efforts and funds expended by us on the Vexigo Transaction up to the date of termination.

Risks Related to Our Company Following the Vexigo Transaction

We do not have independent expertise in Vexigo’s line of business and will significantly depend on the continuing employment and cooperation of Vexigo’s employees and management both in managing the Vexigo business and in integrating the Vexigo business into our company.

We do not have independent expertise in the field of online advertising and therefore following the Closing of the Vexigo Transaction we will be extensively dependent on the cooperation and expertise of Vexigo’s management and employees.  If we do not receive sufficient cooperation from Vexigo’s management and employees or in the event any of the Key Employees terminates his employment with Vexigo, this could result in a significant adverse effect on Vexigo’s operations. There is also no assurance that we could locate alternative officers or employees in the place of former officers or employees of Vexigo in a timely manner and on commercially reasonable terms.

Vexigo is a private company and as such was not subject to the regulation applicable to us as a foreign private issuer, including with respect to disclosure controls and procedures and internal control over financial reporting.

Vexigo is privately-held and is not currently subject to the reporting and other obligations applicable to foreign private issuers or to companies traded on the NASDAQ Stock Market. In addition, Vexigo’s financial reporting was outsourced and Vexigo did not use designated software for the creation and maintaining of its financial records. Following Closing, we will be required to implement or strengthen the work procedures in Vexigo and to acquire appropriate software and enhance the finance team in Vexigo in order to ensure our continued compliance with applicable regulations, including with respect to disclosure controls and procedures and internal control over financial reporting. The implementation process will likely divert management time and employee attention, both in Vexigo and in MTS, from the operations of both companies and will entail additional costs and expenses. If we are not successful in implementing the proper procedures, there could be future deficiencies in our disclosure controls and procedures and our internal control over financial that will render them ineffective and will require us to contain relevant declarations in our future filing with the SEC.

We may encounter difficulties in realizing the potential financial or strategic benefits of the Vexigo Transaction or any future transaction.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that the acquisition of Vexigo or other companies in the future, will be successful and will not adversely affect our business, operating results, or financial condition.  In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.  Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so.  Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. We may face difficulties in connection with the Vexigo Transaction or other transactions, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We expect to experience significant growth upon the acquisition of Vexigo through both acquisitions and organic growth. Such growth may significantly strain our management and other operational and financial resources. In particular, headcount growth increases the integration challenges involved in:

•	recruiting, training and retaining skilled technical, marketing and management personnel;

•	maintaining high quality standards;

•	preserving our corporate culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and

•	maintaining high levels of customer satisfaction.

Our systems, procedures or controls may not be adequate to support the growth in our operations, and our management may not be able to achieve the execution necessary to exploit the market opportunities for our businesses. Our future operating results will also depend on our ability to expand our development, sales and marketing organizations. If we are unable to manage growth effectively, we may not be profitable.

Risks Related to Vexigo

Vexigo’s limited operating history makes it difficult to evaluate its business and prospects and assess its future viability.

While Vexigo was incorporated in 2010, it only initiated its current line of business at the beginning of 2014 and, as a result, has only a limited operating history upon which its business and future prospects may be evaluated. Such limited operating history make it difficult to establish conclusions about trends and patterns for upcoming periods. Although Vexigo has experienced substantial revenue growth in its limited history, it may not be able to sustain this rate of growth or even maintain its current revenue levels in the future.

If Vexigo does not manage its growth effectively, the quality of its solutions or its relationships with its customers may suffer, and its operating results may be negatively affected.

Vexigo has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges related to recruiting, integrating and retaining qualified employees; making effective use of its limited resources; achieving market acceptance of its existing and future offerings, including its newly introduced Visualizer solution, as well as its shift into the video advertiser industry; competing against companies with greater financial and technical resources; acquiring and retaining customers and maintaining relationships with advertisers, advertising agencies and owners of publishing space and publisher agencies; and developing new offerings.

Vexigo’s current operational infrastructure may require changes for it to scale its business efficiently and effectively to keep pace with demand for its solutions, and achieve long-term profitability. If Vexigo fails to implement these changes on a timely basis, or if it is unable to implement them effectively or at all due to factors beyond its control or other reasons, its business may suffer. Vexigo cannot provide assurance that it will be successful in addressing these and other challenges it may face in the future. As a growing company in a rapidly evolving industry, Vexigo’s business prospects depend in large part on its ability to:

•	develop and offer a competitive technology platform and offerings that meet Vexigo’s advertising and publishing customers’ needs as they change;
•	build a reputation for a superior solution and create trust and long-term relationships with advertisers and advertising agencies, as well as owners of mobile and online publishing platforms;
•	distinguish itself from competitors in the industry;
•	maintain and expand its relationships with the sources of quality advertising space through which Vexigo executes its customers’ media campaigns;
•	respond to evolving industry standards and government regulations that impact Vexigo’s business, particularly in the areas of data collection and consumer privacy;
•	prevent or otherwise mitigate failures or breaches of security or privacy;
•	expand its business internationally; and
•	attract, hire, integrate and retain qualified and motivated employees.

If Vexigo is unable to meet one or more of these objectives or otherwise adequately address the risks and difficulties that it faces, its business may suffer, its revenue may decline and it may not be able to achieve further growth or long-term profitability.

To manage its growth effectively, Vexigo must continue to improve and expand its infrastructure, including its information technology, or IT, systems, financial and administrative systems and controls. Vexigo must also continue to manage its employees, operations, finances, research and development and capital investments efficiently. Vexigo’s productivity and the quality of its solutions may be adversely affected if it does not integrate and train its new employees, particularly its sales and account management personnel, quickly and effectively and if it fails to appropriately coordinate across its executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams. If Vexigo continues its rapid growth, it will incur additional expenses, and its growth may continue to place a strain on its resources, infrastructure and ability to maintain the quality of its solutions. If Vexigo does not adapt to meet these evolving growth challenges, and if the current and future members of its management team do not effectively scale with its growth, the quality of its solution may suffer and its corporate culture may be harmed. Failure to manage its future growth effectively could cause its business to suffer, which, in turn, could have an adverse impact on its financial condition and results of operations.

If Vexigo fails to make the right investment decisions in its offerings and technology platforms, it may not attract and retain media affiliates and its revenue and results of operations may decline.

In its digital video advertising solution, Vexigo competes for advertisers and publishers, which are often represented by agencies, who want to purchase digital media for advertising campaigns. Vexigo’s industry is subject to rapid changes in standards, technologies, products and service offerings, as well as in advertiser and publisher demands and expectations. Vexigo continuously needs to make decisions regarding which offerings and technology to invest in to meet media affiliates’ demand and evolving industry standards and regulatory requirements. Vexigo may make wrong decisions regarding these investments. If new or existing competitors offer more attractive offerings than those of Vexigo, it may lose affiliates or affiliates may decrease their spending on its solution. New media affiliates’ demand for superior competitive offerings or new industry standards could render Vexigo’s existing solutions unattractive, unmarketable or obsolete and require it to make substantial unanticipated changes to its technology platform or business model, resulting in additional expenses and loss of revenues. Vexigo’s failure to adapt to a rapidly changing market or to anticipate media affiliates’ demand could harm its business and its financial performance.

Vexigo may experience fluctuations in its operating results, which make its future results difficult to predict and could cause its operating results to fall below investors’ and analysts’ expectations.

Vexigo’s future operating results may fluctuate due to a variety of factors, many of which are beyond Vexigo’s control. Vexigo’s fluctuating results could cause its performance to fall below our expectations and adversely affect the outcome of the Vexigo Transaction. Because Vexigo’s business is changing and evolving rapidly, its historical operating results may not be useful in predicting its future operating results. Factors that may increase the volatility of Vexigo’s operating results include the following:

•	the addition or loss of media affiliates;

•	changes in demand and pricing for Vexigo’s solution;

•	Vexigo’s ability to effectively market and integrate its newly introduced Visualizr solution;

•	the seasonal nature of Vexigo’s customers’ spending on video advertising campaigns;

•	changes in Vexigo’s pricing policies or the pricing policies of its competitors and the pricing of video advertising space or of other third-party services;

•	the introduction of new technologies, product or service offerings by Vexigo’s competitors;

•	changes in Vexigo’s customers’ video advertising budget allocations, agency affiliations, or marketing strategies;

•	changes and uncertainty in the regulatory environment applicable to Vexigo or its affiliates;

•
changes in the economic prospects of Vexigo’s video advertisers or the economy generally, which could alter current or prospective advertisers’ spending priorities, or could increase the time or costs required to complete sales with advertisers;

•	changes in the availability of video advertising space through real-time advertising exchanges, or in the cost to reach end consumers through video advertising;

•	changes in Vexigo’s capital expenditures as it acquires the hardware, equipment and other assets required to support its business; and

•	costs related to acquisitions of businesses or technologies and to recruitment and retention of employees and consultants.

Based upon all of the factors described above and others that Vexigo may not anticipate, including those beyond its control, it has a limited ability to forecast its future revenue, costs and expenses. As a result, Vexigo’s operating results may from time to time fall below its estimates or the expectations of investors and analysts.

The online advertising market is highly competitive. In order to compete effectively Vexigo may be required to reduce the cost of the advertising space it sells and there can be no assurance that the price paid by Vexigo for advertising space will decline at all or to the same extent. A reduction in Vexigo’s gross margin without an increase in revenues and an improved technological ability will adversely affect Vexigo’s financial condition and operating results.

The online advertising market, although growing rapidly, is also characterized by extensive competition and consolidation. Due to the short-term nature of the commercial relationship and in order to compete effectively, market participants, including Vexigo, may be required to implement price cutting. There can be no assurance that the cost of advertising space will decline at all or to the same extent due, especially the cost of high-quality advertising space. In the event Vexigo’s gross margin decreases, Vexigo will be required to implement several measures in order to attempt to maintain or improve its profitability. Such measures include, among others, an attempt to increase sales, implementing improvements to the technology in order to decrease the amount of advertising space that expires before it is sold and improving the services provided in order to maintain and attract customers. There can be no assurance that Vexigo will succeed in implementing the required measures, resulting in a decrease in gross margin and an adverse effect on Vexigo’s financial condition and operating results.

If Vexigo’s access to quality digital video advertising space is diminished or if Vexigo fails to acquire new advertising space, its revenues could decline and its growth could be impeded.

Vexigo must maintain a consistent supply of attractive digital video advertising space. Vexigo’s success depends on its ability to secure quality advertising space on reasonable terms across a broad range of advertising networks and exchanges, including LiveRail, Brightroll and SpotXchange.

The amount, quality and cost of advertising space available to Vexigo can change at any time. Vexigo’s suppliers are generally not bound by long-term contracts. The sellers that supply their advertising space to Vexigo typically do so, on a non-exclusive basis and are not required to provide it with any minimum amounts of advertising space, or with a consistent supply of advertising space. Sellers may seek to change the terms at which they offer advertising space to Vexigo, or they may elect to make advertising space available to Vexigo’s competitors who offer advertisements to them on more favorable economic terms. As a result, Vexigo cannot provide any assurance that it will have access to a consistent supply of quality digital video advertisement space. Moreover, the number of competing intermediaries that purchase advertising space from real-time advertising exchanges continues to increase, which could put upward pressure on advertising space costs. If sellers decide not to make media space available to Vexigo, decide to increase the price of advertising space, or place significant restrictions on the sale of their advertising space, Vexigo may not be able to replace this with advertising space from other sellers that satisfies its requirements in a timely and cost-effective manner. In addition, significant sellers in the industry may enter into exclusivity arrangements with Vexigo’s competitors, which could limit its access to a meaningful supply of advertising space. If Vexigo is unable to compete favorably for advertising space available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising space available to Vexigo, Vexigo may not be able to place advertisements at competitive rates or find alternative sources of advertising space with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the advertising space that Vexigo accesses through real-time advertising exchanges may be of low quality or misrepresented to it, despite attempts by Vexigo and its suppliers to prevent fraud and conduct quality assurance checks. In the event Vexigo detects the low quality or fraudulent advertising space, it will lose the funds invested in acquiring such advertising space. In the event Vexigo is not successful in detecting such low quality or fraudulent advertising space and sells it to its customers, Vexigo may become subject to indemnification claims by its customers and its reputation may be harmed, resulting in decreased revenues from, or the cessation of commercial relationship with, the affected advertising agencies, advertisers or their affiliates.

Vexigo relies on “Demand Side Platforms,” or DSPs, and “Video Ad Exchanges” to purchase its solutions on behalf of advertising agencies or advertisers, and incurs the cost of an advertising campaign before it is paid for its services and the advertising space. Such agencies and advertisers may have or develop high-risk credit profiles, which may result in credit risk to Vexigo.

Vexigo must consider the effect of credit risk in transactions with agencies or other third parties and advertisers. A substantial portion of Vexigo’s business is sourced through Video Ad Exchanges and DSPs. These Video Ad Exchanges and DSPs represent advertising agencies and advertisers and payment of fees to Vexigo originates with the advertising agencies or advertisers and is submitted through the Video Ad Exchanges and DSPs. Certain of the advertising agencies or advertisers have or may develop high-risk credit profiles and to the extent they do not remit payment or transfer only a portion of the payment due to Vexigo, Vexigo may be required to write-off the amount as a bad debt. The credit risk of advertising agencies may vary depending on the nature of an advertising agency’s aggregated advertiser base. There can be no assurances that Vexigo will not experience a bad debt expense in the future. Any such write-offs for bad debt could have a materially negative effect on Vexigo’s results of operations for the periods in which the write-offs occur. Even if Vexigo is not paid, Vexigo is still obligated to pay for the media it has purchased for the advertising campaign, and as a consequence, its results of operations and financial condition could be adversely impacted.

Vexigo’s revenue and operating results are highly dependent on the overall demand for advertising, specifically online video advertising.

Vexigo’s business depends on the overall demand for advertising, specifically online video advertising, and on the economic health of its current and prospective publishers and advertisers. If advertisers reduce their overall advertising spending, Vexigo’s revenue and results of operations are directly affected. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Adverse economic conditions and general uncertainty about economic recovery are likely to affect Vexigo’s business prospects.

Legislation and regulation of digital businesses and industry standards adopted by key market players, such as Google, could create unexpected additional costs or termination of services, subject Vexigo to enforcement actions for compliance failures, or cause Vexigo to change its technology solutions or business models, which may have an adverse effect on the demand for Vexigo’s solutions.

In the course of Vexigo’s business, Vexigo collects, stores, transmits, and uses information related to computing and communications devices, user activity on devices, and advertisements placed through Vexigo’s solution. In addition, the online advertising filed is subject to Federal, European and other regulation, including with respect to data protection and targeting minors and children, for example, the Children's Online Privacy Protection Act of 1998. In addition, several governments are considering legislation related to digital advertising and certain media advertising organizations, such as the Network Advertising Initiative and the Interactive Advertising Bureau adopted “best practice” guidelines with which Vexigo may be required to comply pursuant to current or future contractual undertakings. Such legislation and industry standards adopted by key players in the market, such as Google, could affect the costs of doing business online, and may adversely affect the demand for or effectiveness and value of Vexigo’s solution.

Widespread blocking or erasing of cookies or limitations on advertisers’ ability to use cookies may diminish the interest of advertisers in online advertising campaigns, resulting in a material adverse effect on Vexigo’s results of operations.

Vexigo’s technology currently does not use cookies, which are small files of information placed on an internet user’s computer, to collect information about the user’s visits to websites, however, Vexigo may wish to use cookies in the future in order to improve and expand its services. In addition, advertisers who place ads using Vexigo’s services do use cookies placed by them on the targeted users’ computers. Third-party software and internet browsers make it easy for users to block or delete cookies and several regulators, currently mainly in Europe, impose restrictions and regulatory requirements on the ability to use and place cookies. Further, several software programs, sometimes marketed as ad-ware or spyware detectors, block cookies by default or prompt users to delete or block cookies. For example, in March 2013 Apple informed developers that starting May 1, 2013 the App Store will no longer accept new apps or app updates that access the device’s unique identifier (UDID). If advertisers are not up to speed with these changes, their ability to benefit from our services may be impaired. If a large proportion of users delete or block cookies, this could undermine the value of the data that advertisers collect and Vexigo’s ability to use cookies for its business purposes. To the extent advertisers will not be able to place cookies or collect information using cookies or any other technology, their interest in online advertising campaigns may diminish, resulting in a material adverse effect on Vexigo’s results of operations.

Vexigo has historically relied, and expects to continue to rely, on one major supplier of its advertising space and a small number of customers for a significant portion of its revenue. The loss of the supplier or any of these customers could significantly harm Vexigo’s business, financial condition and results of operations.

A relatively small number of customers have historically accounted for a majority of Vexigo’s revenue. During 2014, Vexigo’s top 3 customers accounted for 86% of its revenue.  In addition, Vexigo currently relies on one major supplier, AppNexus, for a significant portion of its advertising space (approximately 82% during 2014). While Vexigo expects this reliance to decrease over time, it expects that it will continue to depend upon a relatively small number of suppliers and customers for a significant portion of its advertising space and revenue for the foreseeable future. As a result, if Vexigo fails to successfully attract or retain new or existing suppliers and customers, if the existing major supplier terminates or materially alters its commercial relationship with Vexigo or if existing customers run fewer advertising campaigns with Vexigo, defer or cancel their insertion orders, or terminate their relationship with Vexigo altogether, whether through the actions of their agency representatives or otherwise, Vexigo will be required to compensate for the loss of advertising space or revenue by creating commercial relationships with new suppliers and attracting new customers. If Vexigo is not successful in timely locating quality substitute suppliers or customers, Vexigo’s business, financial condition and results of operations would be harmed.

Vexigo does not have long-term commitments from its advertisers, and it may not be able to retain advertisers or attract new advertisers that provide it with revenue that is comparable to the revenue generated by any advertisers it may lose.

Most of Vexigo’s advertisers do business with it by placing insertion orders for particular advertising campaigns. If Vexigo performs well on a particular campaign, the advertiser or, most often, the advertising agency representing the advertiser, may place new insertion orders with it for additional advertising campaigns. Vexigo rarely has any commitment from an advertiser beyond the campaign governed by a particular insertion order. Vexigo’s insertion orders may also be canceled by advertisers or their advertising agencies prior to the completion of the campaign without penalty. As a result, Vexigo’s success is dependent upon its ability to outperform its competitors and win repeat business from existing advertisers, while continually expanding the number of advertisers for whom Vexigo provide services. In addition, it is relatively easy for advertisers and the advertising agencies that represent them to seek an alternative provider for their advertising campaigns because there are no significant switching costs. Agencies, with whom Vexigo does the majority of its business, often have relationships with many different providers, each of whom may be running portions of the same advertising campaign. Because Vexigo generally does not have long-term contracts, it may be difficult for it to accurately predict future revenue streams. Vexigo cannot provide assurance that its current advertisers will continue to use its solution, or that it will be able to replace departing advertisers with new advertisers that provide it with comparable revenue.

If Vexigo fails to detect fraud or serve its advertisers’ advertisements on undesirable mobile and online platforms or if Vexigo sells its advertising space in connection with undesirable advertising campaigns, its reputation will suffer and its brand will be harmed, which would negatively impact its business, financial condition and results of operations.

Vexigo’s business depends in part on providing its advertisers with a service that they trust, and Vexigo has contractual commitments to take reasonable measures to prevent advertisers’ advertisements from appearing on undesirable websites, on certain websites that they identify and on websites that are involved in click fraud, bot traffic  or similar activities. In addition, Vexigo has contractual commitments to take reasonable measures to prevent undesirable advertising from appearing on the websites that sell the advertising space to Vexigo. Vexigo also uses third-party services in an effort to prevent its advertisers’ advertisements from appearing on undesirable websites or buying fraudulent supply. Preventing and combating fraud requires constant vigilance, and Vexigo may not always be successful in its efforts to do so. In addition, Vexigo may serve advertising on advertising space that is objectionable to its advertisers, and may lose the trust of its advertisers, which would harm its brand and reputation and negatively impact its business, financial condition and results of operations. Vexigo may also purchase advertising space inadvertently that proves to be unacceptable for advertising campaigns, in which case Vexigo is responsible for the cost and cannot bill that cost to any campaign. If Vexigo buys substantial volumes of unusable advertising space, this could negatively impact its results of operations.

If mobile connected devices, their operating systems or content distribution channels, including those controlled by Vexigo’s competitors, develop in ways that prevent its advertising campaigns from being delivered to their users, Vexigo’s ability to grow its business will be impaired.

Vexigo’s success in the mobile channel depends upon the ability of its technology platform to integrate with mobile advertising space suppliers and provide advertising for most mobile connected devices, as well as the major operating systems that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom Vexigo does not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to access specified content on mobile devices. If Vexigo’s solution was unable to work on these devices or operating systems, either because of technological constraints or because an operating system or app developer, device maker or carrier wished to impair its ability to purchase advertising space and provide advertisements, Vexigo’s ability to generate revenue could be significantly harmed.

Vexigo relies heavily on its IT systems and on third party IT support and systems, including communications lines. If Vexigo fails to maintain adequate security and supporting infrastructure, it may experience Cyber-attacks, outages and disruptions of its services which could harm its brand and reputation and negatively impact its revenue and results of operations.

Vexigo relies heavily on information technology, or IT, systems to manage critical functions such as media campaign management and operations, data storage and retrieval, revenue recognition, budgeting, forecasting, financial reporting and other administrative functions. Certain of these IT services are provided by third parties, including communications lines, and certain of Vexigo’s data is stored on third parties’ servers, which exposes Vexigo to additional risks relating to loss of data and security breaches.

As Vexigo grows its business, it expects to continue to invest in technology services, hardware and software, including data centers, network services, storage and database technologies. Creating the appropriate support for Vexigo’s technology platform, including Big Data and computational infrastructure, is expensive and complex, and its execution could result in inefficiencies or operational failures and increased vulnerability to cyber-attacks, which, in turn, could diminish the quality of Vexigo’s services and its performance for advertisers. Cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability; the exploitation of software vulnerabilities in internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); or the introduction of computer viruses or malware into Vexigo’s systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of Vexigo’s intellectual property and its data or its advertisers’ data. In addition, Vexigo is vulnerable to unintentional errors as well as malicious actions by persons with authorized access to its systems that exceed the scope of their access rights, or unintentionally or intentionally alter parameters or otherwise interfere with the intended operations of its platform. The steps Vexigo takes to increase the reliability, integrity and security of its systems as they scale may be expensive and may not prevent system failures or unintended vulnerabilities resulting from the increasing number of persons with access to its systems, complex interactions within its technology platform and the increasing number of connections with third party partners and vendors’ technology. Operational errors or failures or successful cyber-attacks could result in damage to Vexigo’s reputation and loss of current and new advertisers and other business partners which could harm its business. In addition, Vexigo could be adversely impacted by outages and disruptions in the online platforms of its key business partners, such as the real-time advertising exchanges, whom Vexigo relies upon for access to advertising space.

Errors or failures in Vexigo’s software and systems could adversely affect its operating results and growth prospects.

Vexigo depends upon the sustained and uninterrupted performance of its technology platform to operate over 1,000 campaigns at any given time; manage its advertising space supply; bid on advertising space for each campaign; serve or direct a third party to serve advertising; collect, process and interpret data to optimize campaign performance in real time; and provide billing information to its financial systems. If Vexigo’s technology platform cannot scale to meet demand, or if there are errors in the execution of any of these functions on its platform, then its business could be harmed. Because Vexigo’s software is complex, undetected errors and failures may occur, especially when new versions or updates are made. Vexigo does not have the capability to test new releases or updates to its code on a small subset of campaigns, which means that bugs or errors in code could impact all campaigns on its platform. Despite testing of the optimization platform by Vexigo, errors or bugs in its software may not be found until the software is in its live operating environment. Errors or failures in Vexigo’s software could also result in negative publicity, damage to its brand and reputation, loss of or delay in market acceptance of its solution, increased costs or loss of revenue, loss of competitive position or claims by advertisers for losses sustained by them. In such an event, Vexigo may be required or choose to expend additional resources to help mitigate any problems resulting from errors in its software. Vexigo may make errors in the measurement of its campaigns causing discrepancies with its advertisers’ measurements leading to a lack in confidence with Vexigo or, on occasion, the need for advertiser “make-goods”, the standard credits given to advertisers for campaigns that have not been delivered properly. Alleviating problems resulting from errors in Vexigo’s software could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of its business, any of which would adversely impact its financial position, results of operations and growth prospects.

Vexigo’s proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of its solution without compensation.

Vexigo’s success depends, in part, on its ability to protect proprietary methods and technologies that it develops or otherwise acquires, so that Vexigo can prevent others from using Vexigo’s inventions and proprietary information. If Vexigo fails to protect its intellectual property rights adequately, its competitors might gain access to its technology, and its business might be adversely affected. Vexigo relies on trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary methods and technologies. Vexigo’s patent strategy is still in its early stages and Vexigo does not have any registered patents and has only one pending application for the registration of a patent.

Vexigo generally enters into confidentiality and/or license agreements with its employees, consultants, vendors and advertisers, and generally limit access to and distribution of its proprietary information. However, Vexigo cannot assure you that any steps taken by it will prevent misappropriation of its technology and proprietary information or infringement of its intellectual property rights. Policing unauthorized use of Vexigo’s technology and intellectual property is difficult. Vexigo’s competitors and others could attempt to capitalize on its brand recognition by using domain names or business names similar to Vexigo’s, and Vexigo may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of its brands, trademarks or service marks. Also, despite the steps Vexigo has taken to protect its proprietary rights, it may be possible for unauthorized third parties to copy or reverse engineer aspects of Vexigo’s technology or otherwise obtain and use information that it regard as proprietary, or to develop technologies similar or superior to it technology or design around its proprietary rights.

Vexigo may be subject to intellectual property rights claims by third parties, which are costly to defend, could require Vexigo to pay significant damages and could limit its ability to use certain technologies and intellectual property.

The digital advertising industry is characterized by the existence of large numbers of patents, copyrights, trademarks, trade secrets and other intellectual property and proprietary rights. Companies in this industry are often required to defend against litigation claims that are based on allegations of infringement or other violations of intellectual property rights. Vexigo’s technologies may not be able to withstand any third-party claims or rights against their use.

Third parties may assert claims of infringement or misappropriation of intellectual property rights in proprietary technology against Vexigo for which Vexigo may be liable or have an indemnification obligation. Vexigo cannot assure you that it is not infringing or violating any third-party intellectual property rights. From time to time, Vexigo may be subject to legal proceedings relating to Vexigo’s solution or underlying technology and the intellectual property rights of others, particularly as it expands the complexity and scope of its business. As a result of the Vexigo Transaction, Vexigo’s business and financial condition may become more visible, which may result in threatened or actual litigation, including by competitors and other third parties.

Regardless of whether claims that Vexigo is infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any litigation is inherently uncertain, and Vexigo may receive unfavorable interim or preliminary rulings in the course of litigation. There can be no assurances that favorable final outcomes will be obtained in all cases. Vexigo may decide to settle lawsuits and disputes on terms that are unfavorable to it. Some of Vexigo’s competitors have substantially greater resources than Vexigo does and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than Vexigo could.

Vexigo’s ability to successfully operate and grow its business depends on the efforts of its key personnel and if such key personnel were to cease working for Vexigo without proper replacement, Vexigo’s results of operations could be negatively impacted.

Vexigo’s ability to operate and grow its business successfully is highly dependent on the efforts and contribution of its key employees, including Kobi Ram, its chief executive officer and Amit Reshef, its chief technology officer. Vexigo does not maintain “key person” insurance for these or any other employees. In the event any of these key employees terminates his employment relationship with Vexigo, Vexigo will be required to locate and retain suitable replacements with the requisite knowledge and expertise in Vexigo’s business and understanding of Vexigo’s solutions. Vexigo may not be able to replace these key employees easily or efficiently and as a result of their departure Vexigo’s results of operations and business plans could be negatively impacted.

Vexigo’s solutions include certain open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict Vexigo’s ability to use its proprietary software.

Vexigo’s platform includes certain software components licensed to Vexigo by third-parties under “open source” licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that their users make available source code for modifications or derivative works or other compliance requirements. Therefore, if Vexigo combines its proprietary software with open source software subject to certain licenses in a certain manner, it could, under these open source licenses, be required to release the source code of its proprietary software to the public. This would allow Vexigo’s competitors to create similar solutions with less development effort and time and ultimately put Vexigo at a competitive disadvantage.

The terms of many open source licenses have not been interpreted by United States courts at this time, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Vexigo’s ability to commercialize its services. Moreover, Vexigo cannot guarantee that it will be able to prevent use of certain open source software subject to restrictive licenses or licenses requiring distribution of its software or that in the future the terms of licenses that apply to open source software will be interpreted in ways that will be harmful to Vexigo. If Vexigo fails to observe the terms of the applicable licenses, it may be subject to litigation, to a demand to make its proprietary software available to the public and to restriction on future use of the relevant open source software, any of which could adversely affect Vexigo’s business, financial condition and results of operations.

Vexigo believes that it is entitled for Israeli corporate tax benefits that require Vexigo to meet various conditions. This entitlement may not be approved or may be terminated or reduced, all of which could increase the amount of corporate tax payable in Israel.

Vexigo believes that it is entitled to benefit from a reduced corporate tax rate under the Israeli privileged enterprise program. Under this program, a portion of Vexigo’s income is subject to reduced corporate tax rates in Israel. In order to become eligible for the tax benefits for “Privileged Enterprises” Vexigo is required to meet certain conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, and the regulations promulgated thereunder. The view of the Israeli Tax Authority, or ITA, may be different and Vexigo’s entitlement to the tax benefits can be revoked or reduced with retroactive effect, which would result in adverse tax consequences to Vexigo both for past and future tax years. Further, these tax benefits may be reduced or discontinued in the future and in such case, Vexigo's Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 26.5% in 2014 and thereafter.

Potential political, economic and military instability in Israel, where Vexigo is headquartered, may adversely affect Vexigo’s results of operations.

Vexigo is incorporated under the laws of the State of Israel, and its principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect Vexigo’s business.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect Vexigo’s operations.  In recent years, there have been hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Most recently, in July 2014, an armed conflict commenced between Israel and Hamas. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Popular uprisings and armed conflicts in various countries in the Middle East and North Africa are affecting the political stability of those countries.  This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. Any events that affect the State of Israel may adversely affect the results of Vexigo’s operations. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit Vexigo’s ability to offer its services to customers in these countries.

Vexigo’s operations may be disrupted by the obligations of its personnel to perform military service.

Vexigo’s operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2014, all of Vexigo’s employees were based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Vexigo’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect Vexigo’s business and results of operations.

Vexigo’s Business

Overview

Founded in 2010, Vexigo is an independent provider of digital video advertising solutions for large and small brand advertisers, advertising agencies and other businesses around the world that promote or sell products and/or services to consumers through digital media, such as websites, mobile apps and social media networks and digital media properties. Through a sophisticated platform of proprietary embedded software, data science and machine learning algorithms, Vexigo delivers video advertising campaigns to relevant, brand-receptive digital audiences.

Vexigo manages and optimizes its customers’ digital marketing campaigns to maximize the effectiveness of every advertisement to its target audience. Through its proprietary optimization platform, Vexigo is able to perform accurate analysis of video campaigns across different devices and ad exchanges, managing a significant higher amount of campaigns, while driving better monetization for the digital media property owner.

Vexigo manages and optimizes its customers’ digital marketing campaigns through its relationships with over 20 registered digital media sources. These digital media sources generally fall into one of two categories:

• those with whom Vexigo cooperates directly, such as MarketingSector, CraftsBuy and FoodieWebsite; and

• those with whom Vexigo interacts through media marketplaces, such as advertising exchanges and SSPs, including AppNexus, Pubmatic, Liverail and Brightroll.

Despite this large and diversified network of digital media source relationships, Vexigo is still dependent on several digital media sources and advertisers platforms (Video Ad-Exchanges). These digital media sources collaborate with Vexigo because Vexigo helps them monetize their digital media and shares its revenues with them.

Vexigo generates revenue by delivering digital video advertisements on internet-connected devices. Vexigo’s ads run when users choose to view video content on their devices. Advertising customers submit ad insertion orders to Vexigo and Vexigo fulfills those orders by delivering the customers’ digital video advertisements to audiences available through digital media properties, a process referred to as an advertising campaign. Vexigo is typically paid on a cost per thousand advertising impressions basis (“CPM”). In most cases Vexigo pays the publishers a fixed price for advertising space, however in certain cases Vexigo agrees on a revenue share arrangement with publishers where the payment to the publishers is based on CPM.

Vexigo recently introduced an innovative value-added service branded the “Visualizr”. The Visualizr is a new concept in news compilation that delivers a dynamically constructed, fully personalized “tuned-in” news magazine for each website visitor for those websites which have contracted with Vexigo to receive the Visualizr service. The Visualizr is capable of personalizing webpages, based on contextual analysis of each viewer’s interests and preferences, architected into a tailored and dynamic visual magazine. The Visualizr scans the components of a participating website and presents the website as a customized visual content magazine.

Vexigo generally contracts with digital platform owners to provide them with the Visualizr free of charge, in exchange for providing Vexigo with advertising space on their digital platform, thus providing Vexigo with advertising space that it does not need to compete for. It is Vexigo’s intention to explore further monetization possibilities, including the charging of license fees for use of the Visualizr.

Digital Advertising Industry Background

The advertising market is generally divided into two broad categories: direct response and branding. Direct response advertising is designed to induce specific action, while brand advertising is designed to establish a long-term, positive consumer attitude toward a company or its product or service without a specific call to action. While direct response advertisers measure campaign effectiveness against consumer response to an advertisement’s call to action, brand advertisers measure campaign effectiveness against metrics such as reach (how many consumers within the advertiser’s target audience were exposed to the advertisement) and frequency (how many times was the consumer within the target audience exposed to the advertisement). Brand advertisers may conduct post-campaign surveys with their target audience to measure how well a campaign increased brand-relevant metrics, such as brand awareness, message recall, brand favorability and purchase intent.

Currently, direct response campaigns, such as search engine marketing, click-through banners and digital coupons, account for the majority of digital advertising. Historically, brand advertisers have relied on television, print and other traditional media to promote their brands, and we believe that digital video advertising remains underpenetrated by brand advertisers relative to traditional media. Brand advertisers’ target audiences are spending less time watching traditional television and more time viewing video entertainment on internet connected devices.

Vexigo expects television brand advertisers to follow their target audiences onto digital video and allocate more of their budgets to digital video advertising. As new solutions address the challenges advertisers face with deploying digital video brand campaigns in a fragmented ecosystem, Vexigo believes this market is poised to capture increasing amounts of TV advertising dollars. US digital video ad spending is expected to increase from $5.96 billion in 2014 to $12.82 billion in 2018, according to eMarketer Inc., a market research firm.

Vexigo’s Solutions

Vexigo’s solutions are built for brand advertisers and professional digital media property owners that produce content and applications. Vexigo built its data-science capabilities to deliver reliable campaign results for brand advertisers and monetization for digital media property owners.

Vexigo’s ads run when users choose to view video content on their internet-connected devices and platforms. Vexigo delivers video advertisements, largely on a pre-roll and in-banner basis, meaning that the advertisements are prominently displayed before the chosen video content is displayed. Utilizing its proprietary campaign management platform, Vexigo’s advertiser customers reach large-scale, brand-receptive audiences, and digital media property owners capture brand advertising revenue with their content and applications.

Further, Vexigo’s proprietary Visualizr provides customization and optimization solutions to digital media owners. By using its proprietary analytics mechanisms, Vexigo is capable of constructing a visually appealing “magazine” type layout of digital properties for each viewer, and receives, in exchange, rights to utilize the digital platforms on which the Visualizr is installed for advertising space in a variety of monetization options tailored and optimized for each and every digital media owner.

Vexigo believes its solutions are distinctive and have advantages which other solutions cannot offer. Vexigo’s advanced optimization technology is capable of analyzing single impressions, effectively and efficiently determining its quality and match relevant advertiser to it. Vexigo believes that this leads to high user engagement, higher CPMs and better monetization on an uninterrupted basis, utilizing even those media properties which competitors overlook. Vexigo’s Visualizr is a development in webpage customization and optimization which is the product of extensive research and development commitment.

The solutions offered by Vexigo to digital media property owners and advertisers provide the following benefits:

•	Vexigo’s advanced automation technology allows for utilization of a wide range of digital media properties on a 24/7 basis;

•
Digital media property owners enjoy Vexigo’s solutions to effectively verify, validate, filter and sift through large quantities of media, thus obtaining high quality media appropriate to the nature of their properties, with lower quality or fraudulent media being eliminated by Vexigo’s technology in the process;

•
Vexigo offers digital advertisers an exceptional package of advertising opportunities by aggregating digital media property categories, providing an optimized solution, avoiding the need to manually select relevant media properties for advertising; and

•
Vexigo’s Visualizr enables mobile accessibility of digital media and provides advanced personalization and customization capabilities of digital properties, across a wide range of desktop, mobile and wearable internet-connected devices.

Strategy

Vexigo intends to pursue its business model by, among other things:

•
continuing to leverage its business model and advanced proprietary technology as its customers allocate their digital marketing expenditure towards higher quality and more personalized exposures. Through its proprietary video optimization platform, Vexigo aims to attract new customers to its business, as well as capture a bigger share of its existing customers’ budgets by providing optimized results for advertisers and higher revenue sharing arrangements for digital property owners. By furthering the penetration of its proprietary Visualizr, Vexigo  believes it will enhance advertising, revenue sharing and other monetization opportunities;

•
increasing the number of digital advertising sources in its network to ensure its customers have access to a large and diversified supply of advertisements across a wide variety of media channels. This includes plans to strengthen Vexigo’s relationships with advertising exchanges and direct advertisers. By expanding its network of digital advertisers, Vexigo believes it will strengthen its market profile as an independent digital marketing company with low dependency on any one advertising source and attract additional customers seeking a large and diversified network of digital media; and

•
advancing its technological capabilities by continuing to invest in research and development efforts, which serve as the basis for its efforts to further enhance its existing platform and develop new platforms for publishers.

 Marketing

Vexigo’s marketing strategy is focused on increasing awareness of its platform and monetization tools in order to expand its customer base and increase advertiser and digital media owner loyalty. Vexigo sells to its customers primarily through its direct sales force personnel, who have established relationships with major ad agencies and direct relationships with advertisers, as well as digital media platform owners.

Vexigo’s Visualizr solution is promoted through digital marketing campaigns, including on sites and networks such as Google and Facebook, as well as by displays in industry trade shows and forums, and by direct contact with digital media property owners through Vexigo’s sales force and business development personnel.

Suppliers and Customers

A relatively small number of Vexigo’s customers have historically accounted for a majority of Vexigo’s revenue. During 2014, Vexigo’s top three (3) customers accounted for 86% of its revenue. In addition, Vexigo currently relies on one major supplier, AppNexus, for a significant portion of its advertising space (approximately 82% during 2014). In the event Vexigo’s commercial relationship with any major supplier or customer is terminated or materially declines, Vexigo will be required to offset the loss of advertising space or revenues by enhancing its relationship with current suppliers or customers or obtaining new suppliers or customers in order to mitigate the negative effect of such loss on its results of operations and profitability.

Seasonality

Vexigo’s online advertising business is affected by the seasonality in the advertising market, with higher revenue in the summer months (June-August), in connection with special summer campaigns, and winter months (November-December), when many advertisers spend the largest proportion of their advertising budgets in anticipation of the holiday shopping season. The increase in the winter months is usually followed by a decrease in revenue in the first calendar quarter.

Competition

Vexigo operates in a dynamic and competitive market, influenced by trends in both the overall advertising industry as well as the digital video advertising market. Vexigo competes with networks such as Matomy, DMG, 24/7 and bRealTime, as well as other ad networks. Vexigo also faces competition from direct response advertising providers who seek to target brands. Some large advertising agencies, which may represent Vexigo’s current customers, build their own relationships with digital media properties and can directly connect advertisers with digital media properties. Other companies that offer analytics, mediation, exchange or other third party solutions are or may become intermediaries between advertisers and digital media properties and thereby compete with Vexigo.

Vexigo believes the principal competitive factors in its industry include effective audience targeting capabilities, brand-oriented tools and user interface, multi-device campaign delivery capability, platform independence, proven and scalable technologies, audience scale and reach, relationships with leading brand advertisers and their respective agencies, brand awareness and reputation. Vexigo believes that it competes favorably with respect to all of these factors and that it is well-positioned as an independent provider of digital video brand advertising solutions.

Vexigo’s proprietary Visualizr faces competition from companies which provide similar webpage visualization capabilities, including Kargo, Onswipe and Padsquad. Vexigo believes that its personalization and customization technological capabilities position it as a market leader and provide a significant advantage over its competition.

Research and Development

Vexigo maintains an ongoing program of research and development, or R&D, designated to expand its existing solutions and develop new solutions that will offer (i) better customization and personalization capabilities to its video platform; (ii) further monetization tools; and (iii) better features and capabilities to its Visualizr solution.

Vexigo invests a significant amount of its resources in R&D as it believes that superior technology is key to maintaining a leading market position.

Intellectual Property

Vexigo considers its proprietary technology to be important to the development of its video platform and Visualizr and seeks to protect such technology through trade secrets, confidentiality agreements and other contractual arrangements with its employees, consultants, publishers, end users and others.

As of February 1, 2015, Vexigo had one pending patent application in the United States and did not have any registered patents. Vexigo’s management believes that, while a patent may provide it with a competitive advantage, its success depends primarily on its marketing, business development, applications, know-how and ongoing research and development efforts. Accordingly, Vexigo’s management believes that if the pending patent application is not obtained it would not be material to its business or financial position. There can be no assurance that Vexigo’s future patents or other intellectual property rights will afford it a meaningful competitive advantage.

Customers

As of February 15, 2015, Vexigo’s video player has served over 400 advertisers and advertising agencies in over 20 countries with over than 8,000 domains, and ads served by it have generated over 3 billion video impressions around the world.

Property

Vexigo leases facilities in Nes Ziona, Israel under lease agreements which expire on May 31, 2016, and on September 30, 2016, and for which the aggregate annual rent amount is approximately $77,000.

Employees

As of February 15, 2015, Vexigo had 16 employees, including seven (7) in R&D, five (5) in media, two (2) in marketing and sales, one (1) office and human resources manager and one (1) in management. All of Vexigo’s employees are located in Israel. None of Vexigo’s employees is represented by a labor union or covered by a collective bargaining agreement. Vexigo considers its relationship with its employees to be good and generally provides its employees with benefits and working conditions beyond the required minimums under applicable law.

Vexigo has never experienced any employment-related work stoppages and believes that its relationships with its employees are good.

Legal Proceedings

Although it is not currently subject to any material legal proceedings, Vexigo may be subject from time to time to various legal proceedings and claims which arise in the ordinary course of its business. Although the outcome of these and other claims cannot be predicted with certainty, Vexigo does not believe that the ultimate resolution of these matters will have a material adverse effect on its financial condition, cash flows or results of operations.

Selected Unaudited Financial Results of Vexigo

The tables below set forth certain selected unaudited financial results of Vexigo. As noted above, Vexigo only relatively recently commenced its current operations and therefore the information set forth below is not indicative of future Vexigo results, nor is the improvement of Vexigo’s financial results when comparing the financial results for the year ended December 31, 2013 with financial results for the nine months ended September 30, 2014 indicative of the future growth of Vexigo’s business and operations. The following financial results are based on Vexigo’s revenue recognition policy that presents revenue based on a gross (rather than net) basis. It is possible that at such time as we will consolidate Vexigo results into our financial statements, a portion of its revenues will be presented on a net basis, resulting in the presentation of lower revenues and cost of revenues, but with no change to the gross profit.

UNAUDITED BALANCE SHEETS	VEXIGO LTD.
U.S. dollars in thousands

	September 30,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,797	$204
Restricted cash	15	15
Account receivables	1,601	296
Short term deferred tax asset	52	-
Other receivables and prepaid expenses	22	2

Total current assets	3,487	517

LONG-TERM DEFERRED TAX ASSET	27	-

PROPERTY AND EQUIPMENT
Cost	26	15
Less - accumulated depreciation	10	7

	16	8

Total assets	$3,530	$525

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$96	$162
Employees and payroll accruals	244	243
Other accounts payable	784	69
Short-term loan	144	-

Total current liabilities	1,268	474

CONVERTIBLE LOAN	88	85

SHAREHOLDERS' EQUITY (DEFICIENCY):

Shares capital	3	3
Additional paid-in capital	1,733	1,691
Receivable on account of shares	(816)	(816)
Retained earnings (deficit)	1,254	(912)

Total shareholders' equity (deficiency)	2,174	(34)

Total liabilities and shareholders' equity (deficiency)	$3,530	$525

UNAUDITED STATEMENTS OF OPERATIONS	VEXIGO LTD.
U.S. dollars in thousands

	Nine months ended September 30,	Year ended December 31,
	2014	2013

Revenues	$6,560	$3,239

Expenses and costs:
Cost of revenues	3,332	2,350
Research and development	469	325
Sales and marketing	22	431
General and administrative	245	273

Operating income (loss)	2,492	(140)

Financial income (expenses), net	(57)	21

Income (loss) before taxes on income	2,435	(119)

Taxes on income	269	-

Net income (loss)	$2,166	$(119)

Unaudited Pro Forma Condensed Combined Financial Data

The following Unaudited Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 2014 combine the historical consolidated statements of income of MTS and Vexigo for these periods giving effect to the Vexigo Transaction as if it had been consummated on January 1, 2014. Subject to the closing conditions described under “The Transaction—Conditions to Closing” above, the Vexigo Transaction is expected to be consummated in April 2015. It is possible that at such time as we will consolidate Vexigo results into our financial statements, a portion of its revenues will be presented on a net basis, resulting in the presentation of lower revenues and cost of revenues, but with no change to the gross profit.

The following Unaudited Pro Forma Condensed Combined Financial Data is presented for illustrative purposes only and is not necessarily indicative of the combined operating results that would have occurred if the Vexigo Transaction had been consummated on January 1, 2014 and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations of our company following the consummation of the Vexigo Transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Nine months ended September 30, 2014
U.S. dollars in thousands

	MTS	Vexigo	Combined Pro Forma*
Revenues	$5,337	$6,560	$11,987
Cost of revenues	2,220	3,332	5,552
Gross profit	3,117	3,228	6,345

Operating expenses:
Research and development	1,090	469	1,559
Selling and marketing, net	1,356	22	1,378
General and administrative	1,705	245	1,950
Total operating expenses	4,151	736	4,887

Operating profit (loss)	(1,034)	2,492	1,458
Financial income (expenses), net	(45)	(57)	(102)
Other loss, net	(1)	--	(1)

Income (loss) before taxes on income	(1,080)	2,435	1,355
Tax on income, net	9	269	278

Net income (loss) from continuing operations	(1,089)	2,166	1,077

Net income from discontinued operations	14	--	14

Net income (loss)	$(1,075)	$2,166	$1,091
____________________________________
* The pro forma calculations do not take into account amortization of intangibles and do not include adjustments of financing income/cost related to cash that is being used in the Vexigo Transaction.

Effect of Vexigo Transaction on Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of (i) February 15, 2015 and (ii) April 10, 2015, assuming the Closing takes place on or prior to such date, concerning (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our current directors; and (iii) all current directors and executive officers as a group.

	Prior to Closing			Following the Closing
Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares(2)	Number of Ordinary Shares Beneficially Owned (1)(3)		Percentage of Outstanding Ordinary Shares(4)
Chaim Mer and Dora Mer	1,112,654	(5)	23.8%	1,112,654		14.3%
Roger Challen	992,708	(6)	21.2%	992,708		12.7%
Isaac Ben-Bassat	344,607	(7)	7.4%	344,607		4.4%
Eytan Barak	--		--	--		--
Steven J. Glusband	500		*	500		*
Yaacov Goldman	--		--	--		--
Varda Trivaks	--		--	--		--
Lior Salansky	--	(8)	--	93,453		1.2%
Tzvika Friedman	--		--	539,940		6.9%
Adi Orzel	--		--	147,397		1.9%
Kobi Ram	--		--	436,055		5.6%
Amit Reshef	--		--	436,055		5.6%
David Sussan	--		--	539,940		6.9%
All directors and executive officers as a group (10 persons prior to Closing and 12 persons following the Closing)	2,572,969	(9)	53.7%	3,492,707	(10)	43.4%
___________
* Less than 0.1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 4,672,664 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of February 15, 2015.

(3)
Assuming: (i) the exercise of all outstanding and vested options to acquire Vexigo Shares at or prior to the Closing and (ii) the beneficial ownership by the relevant persons of ordinary shares held in escrow pursuant to the terms of the Vexigo SPA.

(4)
The percentages shown are based on 7,887754 ordinary shares to be outstanding at Closing, consisting of 4,672,664 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of February 15, 2015, 2015 plus 3,115,090 shares to be issued as Equity Consideration. This does not include up to 317,755 ordinary shares issuable upon the exercise of options and warrants to be issued in connection with the Vexigo Transaction.

(5)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009 and other information available to us.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 234,610 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(6)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen. Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(7)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to us.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(8)	Includes 93,453 ordinary shares subject to warrants that will be granted upon Closing, that are exercisable within 60 days of the date of the closing.

(9)
Includes 122,500 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan, or the 2003 Plan, and 2006 Stock Option Plan, or the 2006 Plan that are all currently exercisable or exercisable within 60 days of the date of this table.

(10)
Includes 170,000 ordinary shares subject to options granted under our 2003 Plan and 2006 Plan and 93,453 ordinary shares subject to warrants that will be granted upon Closing, that are all currently exercisable or exercisable within 60 days of the date of the closing. In addition, it includes shares held by all existing directors that are currently expected to remain on our Board of Directors and by new directors and officers that will join us after the Closing.

Recommendation of our Audit Committee and Board of Directors

Our current Chief Executive Officer, Mr. Lior Salansky, may be deemed to have a personal interest in the closing of the Vexigo Transaction due to his contractual right under his consulting agreement to receive the Compensation Warrant upon Closing. Therefore, the Israeli Companies Law requires that our Audit Committee also discuss and approve the Vexigo Transaction. As noted above, both our Audit Committee and Board of Directors discussed the Vexigo Transaction and each unanimously approved it, determined that the Vexigo Transaction is in the best interests of MTS and recommend that our shareholders approve it.

In their discussions, our Audit Committee and Board members received assessments of the Vexigo Transaction by our management and M&A consultant and the business, financial and legal due diligence performed by our advisors in connection with Vexigo and FPSV and a review of the terms of the Vexigo SPA and of the outstanding and other legal issues from our legal counsel.

In determining whether the price to be paid for Vexigo was fair to our shareholders, our Audit Committee and our Board of Directors considered, among other things, the fairness opinion of an independent valuation firm.  The amount of the fees that we agreed to pay to the independent valuation firm in consideration for the fairness opinion was not conditioned or dependent on the successful consummation of the Vexigo Transaction. We also agreed to reimburse the independent valuation firm for certain out-of-pocket expenses incurred in performing the services described in the engagement letter and to indemnify it against certain liabilities related to or arising out the performance of its services. The fairness opinion concluded that the proposed transaction is fair from a financial point of view to the shareholders of MTS. Our Audit Committee and our Board of Directors also reviewed our history and prospects, including our past and present operating results, our prospects for future earnings, competition, the outlook for our industry, our current financial condition and other factors affecting our company. Based on the foregoing, our Audit Committee and Board of Directors determined that the price to be paid for Vexigo is fair from a financial point of view to our current shareholders.

In reaching their determinations, our Audit Committee and Board of Directors considered several factors and potential benefits of the Vexigo Transaction, including the following:

•
The business, financial condition, results of operations, and future prospects of Vexigo, taking into account the risks involved in achieving those prospects and objectives under current industry and market conditions;

•	Our need to replace the lost revenues from the loss of Simple Mobile LLC, our then principal customer, at the end of 2013 and the resulting decline in our revenues and income;
•	Our need to enhance MTS’s business prospects, which may not easily be achieved by means of organic internal growth;
•	The representations and warranties provided by Vexigo, FPSV, the Sellers and the FPSV Sellers;
•	The potential contribution of cash flow and income from Vexigo to our financial stability in the long-term;
•	The continuing growth of the online and mobile advertising industry worldwide;
•	Vexigo’s results of operations and the valuation of other companies in the same filed;
•
the diversified structure of the consideration to be paid pursuant to the Vexigo SPA, which is comprised of equity, cash and payments based on future performance, relatively limits the impact of the Vexigo Transaction on MTS and its shareholders by allocating the impact between a reduction of the cash held by MTS and a dilution of the holdings of current MTS shareholders;

•	A substantial portion of the consideration is based on future performance of Vexigo’s line of business;
•	The fact that MTS can terminate the Vexigo SPA in the event of a Material Adverse Effect (as defined above) with respect to Vexigo or FPSV.

Our Audit Committee and Board of Directors also considered a variety of risks and other potentially negative factors concerning the Vexigo Transaction, including the following:

•
The risks and costs to us if Vexigo fails to achieve its business goals in the future, including as a result of payment of the Cash Consideration, which accounts  for a substantial majority of our current cash and cash equivalents;

•
The risks involved in the business of Vexigo, including risks related to contractual undertakings, changes in the regulatory environment or in the structure of the market, the dependency on a major supplier and customers and on other third parties, such as ad exchanges, the volatility of the advertising market, the consolidation of the advertising market and the control over such market by a few large entities and the short operating history of Vexigo;

•	The structure of the transaction as a share purchase transaction and not an asset purchase transaction and the acquisition of the shares of FPSV, exposing us to additional risks;
•	The structure of the Earn-out Payments, which limits our ability to benefit from a substantial portion of Vexigo’s cash and income for a relatively long period of 5.5 years;
•	The potential need for external financing in order to fund our operations immediately following Closing due to the payment of the Cash Consideration;
•	The dilution of the holdings of our existing shareholders;
•	The limited survival period of the representations and warranties provided by Vexigo, FPSV, the Sellers and the FPSV Sellers in the Vexigo SPA and the exclusive remedy nature of the escrow fund;
•	The exposure of MTS for indemnification of the Sellers and the FPSV Sellers, mitigated by the fact that it is also limited in nature, time and amount;
•
The fact that our ability to terminate the Vexigo SPA based on reasons related to changes in Vexigo’s or FPSV’s condition is limited to an event of a Material Adverse Effect (as defined above) and does not apply in the event of any adverse effect, whether or not material; and

•	The fact that our chief executive officer may have conflicts of interest in connection with the Vexigo Transaction.

The aforementioned description is not intended to be exhaustive but rather only a summary of the material factors considered by our Audit Committee and Board of Directors in their discussions concerning the Vexigo Transaction. After considering these factors, our Audit Committee and Board of Directors concluded that the positive factors relating to the Vexigo Transaction outweigh the potential negative factors. Our Audit Committee and Board of Directors unanimously approved and recommended the Vexigo Transaction based upon the totality of the information presented to and considered by them and believe it is for the benefit of the Company.

Required Vote

Pursuant to NASDAQ Stock Market Rule 5635(a), the issuance of the Equity Consideration in connection with the Vexigo Transaction requires shareholders’ approval by the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter. Although the NASDAQ Stock Market Rules provide that we may elect to follow home country practices in connection with the requirements for shareholder approval and although we generally follow Israeli law and practice instead of certain requirements of the NASDAQ Stock Market Rules, our Board of Directors resolved to submit the Vexigo Transaction to shareholder approval. However, we may in the future elect to choose home country practices in connection with issues requiring shareholder approval, including transactions similar to, or more material than, the Vexigo Transaction.

Each of Chaim Mer, Roger Challen and Isaac Ben-Bassat, who in the aggregate beneficially own 52.4% of our outstanding ordinary shares prior to Closing, informed us that they intend to vote for the proposed resolutions set forth herein and, as noted above, each executed the voting undertaking and is expected to execute an irrevocable proxy to that effect prior to the Meeting.

Proposed Resolution

“RESOLVED, that the Vexigo SPA, the Vexigo Transaction and the other transactions contemplated by, or related to, the Vexigo SPA be, and they hereby are, approved and adopted in all respects.”

The Board of Directors recommends a vote FOR the foregoing resolution.

II. ELECTION OF TWO DIRECTORS
(Items 2a and 2b on the Proxy Card)

Background

Our Board of Directors currently consists of seven directors, including two outside directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their terms of office (except the outside directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

General

As noted above under Item I, the Vexigo SPA requires, as a condition to Closing, that one of our non-independent directors resign his position from our Board of Directors and that Mr. Tzvika Friedman and Mr. Adi Orzel be nominated and appointed as members of our Board of Directors. We expect that Mr. Isaac Ben-Bassat will resign his position as a member of our Board of Directors effective as of Closing.

Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law.  Such declarations are available for review at our registered office. At the Meeting, shareholders are being asked to elect each of Tzvika Friedman and Adi Orzel, to hold office until our 2015 Annual General Meeting of Shareholders and until their successors are elected and qualified.

We elect, pursuant to NASDAQ Stock Market Rule 5615(a)(3),  not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.  We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as a director.

For a discussion of the terms of service of Mr. Tzvika Friedman and of Mr. Adi Orzel, see Item IV and Item V, respectively.

Set forth below is information about each nominee, including age, position(s) held with our company, if any, principal occupation, business history and other directorships held.

Nominees for Election as Director

Tzvika Friedman (53) is an active investor and coach for companies in the area of on-line advertising, social recommendation, smart acquiring solutions, messaging, homeland security, home networking, Smart meeting application, mobile networks optimization and Algo-Trading. Mr. Friedman served as Alvarion Ltd.’s Chief Executive Officer and President from 2005 through December 2009, and was a member of Alvarion’s board of directors from July 2005 through August 2008. Mr. Friedman joined Floware Wireless Systems Ltd. in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since its merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom Ltd. From 1992 to 1996, Mr. Friedman served as vice president Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.S. and M.S. in Electrical Engineering, summa cum laude, from the Tel Aviv University, and graduated with distinction with an M.S. from the Sloan Program of Management of the London Business School.

Adi Orzel (43) has served as the Chairman of the Board of Vexigo Ltd. since April 2012. Mr. Orzel is also the co-founder & CEO of Warlock Analytics Ltd. Prior to that he was the CEO of Waybetter. Mr. Orzel is a co-founder of Matomy Media Group (MTMY.L), a global performance media company, and served as the CEO of its display division (Matomy Media) from 2006 to 2012 and the CEO of the performance division (Matomy Market) from October 2010 to March 2012. In 2005-2006 Mr. Orzel served as VP Business Development for Soho Digital International and from 2003-2005 Mr. Orzel was the Executive Director of Advertising at 888.com (888.L). Mr. Orzel holds a B.A., cum laude, in Economics from the Tel Aviv University.

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above. The approval of these resolutions is also subject to the voting undertakings described under “Required Vote” in Item I above.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to elect Mr. Tzvika Friedman to the Board of Directors, effective as of the Closing and until the 2015 Annual General Meeting of Shareholders and until his successor is elected and qualified.”

“RESOLVED, to elect Mr. Adi Orzel to the Board of Directors, effective as of the Closing and until the 2015 Annual General Meeting of Shareholders and until his successor is elected and qualified.”

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

III. APPROVAL OF UPDATED COMPENSATION POLICY FOR DIRECTORS AND OFFICERS
(Item 3 on the Proxy Card)

Background

On August 7, 2013, our shareholders approved the compensation policy for our directors and officers, or the Compensation Policy, in accordance with the requirements of the Companies Law. For additional details concerning our Compensation Policy and its approval process see the proxy statement in connection with our 2013 annual general meeting of shareholders, furnished to the SEC on Form 6-K on July 2, 2013.

General

Based on the experience gained in the application of our Compensation Policy since its adoption, we believe that certain updates and amendments are required to the Compensation Policy. Pursuant to the Israeli Companies Law, a compensation policy requires shareholder approval once every three years. Therefore, our compensation policy should be broad enough to enable us to meet our changing needs and operations throughout that term and enhance our ability to implement our strategic long-term goals and align them with the interests of our officers and directors. The amendments we propose to implement in our Compensation Policy are designed to provide us with more flexibility in structuring the compensation schemes of officers and directors.

Our Compensation Committee at its meeting held on January 11, 2015 discussed the proposed updated compensation policy, or the Updated Compensation Policy, approved it and recommended its approval. Our Board of Directors at its meeting held on January 18, 2015 approved the Updated Compensation Policy and recommended that our shareholders approve it. The Updated Compensation Policy includes certain amendments to our current Compensation Policy as are marked on the form of Updated Compensation Policy attached hereto as Exhibit C.

The main amendments implemented in the Updated Compensation Policy are as follows:

•	Updates to the ratio between various components of compensation, specifically between the fixed salary and the variable compensation that includes bonuses and equity compensation;
•	Updates to the base monthly maximum salary of our officers;
•	Clarification of our ability to pay directors consultancy or other fees;
•	Reference to our ability to pay commissions to officers involved in the sales process;
•
Amendments to the structure of the bonus plans for officers, broadening the financial criteria that can be used as the basis for calculating bonuses, permitting payment of up to 20% of the bonus based on non-measurable criteria such as the contribution of the officer to our business, profitability and stability; and

•	Permission to provide for a vesting period shorter than three years in the event of a grant of options to a new CEO.

The description of certain provisions does not purport to be a complete summary of the amendments to our current Compensation Policy and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Exhibit C. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Updated Compensation Policy or (ii) the total number of shares voted against the Updated Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. Mr. Chaim Mer, our Chairman of the Board, may be deemed to be our “controlling shareholder” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the Compensation Policy due to the position he holds.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

In the event this proposal is not approved by our shareholders, our Board of Directors may still approve the Compensation Policy following additional discussion by our compensation committee and Board of Directors and subject to specific requirements under the Israeli Companies Law.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit C.”

The Board of Directors recommends a vote FOR the foregoing resolution.

IV. APPROVAL OF THE TERMS OF SERVICE OF MR. TZVIKA FRIEDMAN, A DIRECTOR
NOMINEE
(Item 4 on the Proxy Card)

Background

Under the Israeli Companies Law, the terms of service of a director must be approved by our Compensation Committee, Board of Directors and shareholders.  At the Meeting, our shareholders will be asked to approve the terms of service of Mr. Tzvika Friedman, one of the director nominees, subject to his election and commencing upon the Closing of the Vexigo Transaction. Our Compensation Committee and Board of Directors approved the proposed terms of service of Mr. Friedman and recommended that our shareholders approve the proposed terms of service at their meetings held on January 11, 2015 and January 18, 2015, respectively and believe such terms of service are for the benefit of the Company.

General

Our Compensation Policy permits us to pay a monthly salary and a per meeting fee to our directors and further permits us to grant indemnification letters to our directors, all subject to receipt of the requisite approvals under the Israeli Companies Law.

If elected at the Meeting, Mr. Friedman will be entitled to receive the same terms of service provided to our Israeli independent directors, Messrs. Barak and Goldman and Mrs. Trivaks. These terms of service include an annual fee of NIS 30,500 (currently approximately $7,800) and a per-meeting attendance fee of NIS 1,700 (currently approximately $440). Mr. Friedman will also be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders and to be included in our directors and officers liability insurance policy, whose terms were recently approved in connection with our 2014 annual general meeting of shareholders.

Required Vote

Pursuant to the Israeli Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. The approval of this resolution is also subject to the voting undertakings described under “Required Vote” in Item I above.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Tzvika Friedman’s terms of service as set forth in the Proxy Statement, be and hereby are ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

V. APPROVAL OF THE TERMS OF SERVICE OF MR. ADI ORZEL, A DIRECTOR NOMINEE
(Item 5 on the Proxy Card)

Background

Under the Israeli Companies Law, the terms of service of a director in his position as a director or in any other position in a company must be approved by our Compensation Committee, Board of Directors and shareholders.  At the Meeting, our shareholders will be asked to approve the payment of consultancy fees to Mr. Adi Orzel, one of the director nominees and his terms of service as a member of our Board of Directors, subject to his election and commencing upon the Closing. Our Compensation Committee and Board of Directors approved the proposed terms of service of Mr. Orzel and recommended that our shareholders approve the proposed terms of service at their meetings held on January 11, 2015 and January 18, 2015, respectively and believe such terms of service are for the benefit of the Company.

General

If elected at the Meeting, Mr. Orzel will enter into an agreement with Vexigo, effective as of the Closing, under which Mr. Orzel will continue to serve as chairman of the board of Vexigo and provide services in such capacity for a monthly fee of $4,000 plus VAT. Such agreement will include customary terms and conditions, including reimbursement of expenses.

In addition, Mr. Orzel will be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders and to be included in our directors and officers liability insurance policy, whose terms were recently approved in connection with our 2014 annual general meeting of shareholders.

In the event Mr. Orzel’s agreement with Vexigo is not approved or is terminated in the future, Mr. Orzel will be entitled to receive annual and per-meeting fees as a member of our Board of Directors equal to the fees paid to Mr. Friedman as set forth under Item IV above.

Required Vote

Pursuant to the Israeli Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. As noted under Item III above, one of the updates to our Compensation Policy clarifies that we may pay members of our Board of Directors consultancy or other fees. To the extent the Updated Compensation Policy is not adopted at the Meeting or thereafter by our Compensation Policy and Board of Directors, for the sake of caution, the adoption of the proposed resolution as it relates to Mr. Orzel’s fees as a chairman of the board of Vexigo may require the same special majority required for the approval of our Updated Compensation Policy as set forth under “Required Vote” in Item III above. The approval of this resolution is also subject to the voting undertakings described under “Required Vote” in Item I above.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Adi Orzel’s terms of service as set forth in the Proxy Statement, be and hereby are ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VI.   APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. LIOR SALANSKY, OUR CEO
(Item 6 on the Proxy Card)

Background

The Israeli Companies Law requires that the terms of employment of our Chief Executive Officer be approved by our Compensation Committee, Board of Directors and shareholders, except in the limited circumstances set forth in the Israeli Companies Law. Our Board of Directors approved the appointment of Mr. Lior Salansky as our CEO on January 18, 2015 and our Compensation Committee and Board of Directors approved the proposed terms of employment of Mr. Salansky and recommended that our shareholders approve the proposed terms of employment, at their meetings held on January 11, 2015 and January 18, 2015, respectively and believe such terms of employment are for the benefit of the Company.

The following is brief biography of Mr. Salansky:

Lior Salansky (50) served as a member of our Board of Director from April 2008 until January 2014. Mr. Salansky also served as our President from February 2008 until June 2010. Mr. Salansky was appointed as our CEO on January 18, 2015. In 1991, Mr. Salansky founded MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004.  Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

General

When discussing the proposed terms of employment of Mr. Salansky, our Compensation Committee and Board of Directors considered, among other things: (a) Mr. Salansky’s qualifications and expertise and profound knowledge and understanding of our company, our business and operations and the challenges we face; (b) Mr. Salansky’s involvement in the recent M&A activities of our company and understanding of the fields in our company chose to invest; (c) Mr. Salansky’s expected contribution to the growth of our company business and the successful and smooth integration of the Vexigo business and team into our company; (d) benchmark data concerning the compensation packages of chief executive officers of public companies with similar attributes to MTS; and (e) the ratio between the cost of Mr. Salansky’s terms of employment to the cost of employment of the other employees of our company, specifically to the average and median cost of employment of our other employees.

The proposed terms of employment of Mr. Salansky are as follows:

•	General: Mr. Salansky will serve as our chief executive officer, effective as of January 1, 2015, in a full-time position;

•
Monthly salary and benefits: Mr. Salansky’s base monthly salary will be NIS 70,000 (currently approximately $18,000). In addition, Mr. Salansky will be entitled to twenty four (24) vacation days per year and to sick leave and recuperation pay in accordance with applicable law. Mr. Salansky agreed to be subject to Section 14 of the Israeli Severance Pay Law and in connection with this arrangement MTS will contribute: (a) an amount equal to 8.33% of Mr. Salansky’s fixed monthly salary towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment, (b) an amount equal to 5% of Mr. Salansky’s fixed monthly salary towards manager’s insurance, and (c) the lower of: (i) up to 2.5% of Mr. Salansky’s fixed monthly salary or (ii) an amount required in order to ensure 75% of Mr. Salansky’s salary for disability insurance. MTS will also contribute 7.5% Mr. Salansky’s fixed monthly salary, up to the tax ceiling, to an education fund;

•
Travel and other expenses: Mr. Salansky will be entitled to receive NIS 10,000 (currently the equivalent of $2,600) per month for car and related expenses. Mr. Salansky will also be entitled to reimbursement of travel and other business expenses based on our policies;

•	Bonus plan for fiscal 2015:

o	Bonus Target: 100% of Mr. Salansky’s annual bonus will be based on our adjusted EBITDA target for 2015 as determined in our budget, or the Adjusted EBITDA Target;

o
Bonus payment: Mr. Salansky will be entitled to receive an annual base bonus of $36,000 on reaching 70% of the Adjusted EBITDA Target. In addition, Mr. Salansky will be entitled to receive an annual performance bonus within a range of 70%-200% of the Adjusted EBITDA Target, whereby the performance bonus starts from $44,800 on reaching 70% of the Adjusted EBITDA Target, will increase, on a linear scale, to $64,000 on reaching 100% of the Adjusted EBITDA Target and will increase, on a linear scale, up to the maximum annual performance bonus of $128,000, paid on reaching 200% of the Adjusted EBITDA Target. For example, on reaching 70% of the Adjusted EBITDA Target Mr. Salansky’s aggregate annual bonus will be $80,800, on reaching 100% of the Adjusted EBITDA Target Mr. Salansky’s aggregate annual bonus will be $100,000 and on reaching 200% of the Adjusted EBITDA Target Mr. Salansky’s aggregate annual bonus will reach its cap of $164,000; and

o	A partial bonus for a shorter period will be calculated pro-rata.

•
Option grant: Mr. Salansky will receive a grant of options to acquire purchase 80,000 ordinary shares under our 2003 Plan, which options will vest in four equal quarterly installments, commencing on the date of the Meeting (i.e., options to purchase 20,000 ordinary shares will vest on each of July 1, 2015, October 1, 2015, January 1, 2015 and April 1, 2016).  The options will expire on the fifth anniversary of the date of the Meeting unless earlier terminated pursuant to the terms of the 2003 Plan.  The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting;

•
Term and termination: Mr. Salansky will be required to provide, and will be entitled to receive, a three month prior resignation or termination notice, as the case may be; provided, however, that under certain circumstances, including a material breach by Mr. Salansky of his employment agreement, we may terminate the employment agreement without notice; and

•
Indemnification and liability insurance: Mr. Salansky will be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders and to be included in our directors and officers liability insurance policy, whose terms were recently approved in connection with our 2014 annual general meeting of shareholders

In addition, as noted under Item I above, Mr. Salansky will be entitled, under his consulting agreement, to receive upon Closing, warrants to acquire 93,453 of our ordinary shares, at an exercise price of $0.96, with a possibility for a “cashless exercise” and a term of five years.

Required Vote

Pursuant to the Israeli Companies Law, the terms of employment of our chief executive officer, whether or not they are in accordance with our Compensation Policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, however, that such shareholder approval is required to also meet the “special majority” requirement set forth in Item III above.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For a detailed explanation of the term “personal interest,” see Item III.

In the event this proposal is not approved by our shareholders, our Compensation Committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Israeli Companies Law.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Lior Salansky’s terms of employment as set forth in the Proxy Statement, be and hereby are ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VII.   APPROVAL OF AN INCREASE TO THE COMPANY’S AUTHORIZED SHARE CAPITAL
(Item 7 on the Proxy Card)

Background

Our authorized capital is currently NIS 120,000, divided into 12,000,000 ordinary shares of nominal value of NIS 0.01 each. As of February 15, 2015, there were 4,672,664 MTS Shares outstanding and 1,283,208 MTS Shares reserved for future issuance pursuant to our 2003 Plan and our 2006 Plan, of which options to acquire 483,000 MTS Shares were outstanding as of that date and options to acquire an additional 242,000 MTS Shares are issuable in connection with the Closing and following the approval of the option grant to our CEO as set forth under Item VI above. In addition, subject to the Closing, warrants to acquire 155,754 of our ordinary shares will be issued as more fully detailed under Item I above.  We will require 3,432,845 of our ordinary shares to be available for issuance in connection with the Vexigo Transaction (including the Equity Consideration, warrants subject to Closing and option grants to Vexigo employees), assuming approval of the Vexigo Transaction at the Meeting and consummation of the Vexigo Transaction.

General

We currently have a sufficient number of unissued authorized ordinary shares in order to be able to issue all the ordinary shares as required pursuant to the Vexigo Transaction and our undertaking to issue securities convertible into our ordinary shares. However, the remaining number of authorized but unissued and unreserved ordinary shares following Closing may not be sufficient to enable us to pursue our future corporate purpose, including without limitation, the acquisition of other businesses, the raising of additional capital for use in our business, a dividend on then outstanding ordinary shares or in connection with any employee equity incentive plan. Any future issuances of authorized ordinary shares may be authorized by our Board of Directors without any further action by our shareholders, except as required by applicable law. Such future issuances of our ordinary shares will result in a dilution of the ownership interests and voting power of our existing shareholders.

Accordingly, our Board of Directors recommends to amend and restate Article 3 of our Memorandum of Association and Article 4(a) of our Articles of Association to increase our authorized share capital by NIS 80,000 so that our authorized share capital will be NIS 200,000, divided into 20,000,000 ordinary shares, nominal value NIS 0.01 per share.

Required Vote

Pursuant to the Israeli Companies Law, the adoption of this proposal requires the affirmative vote of 75% of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (due to the fact that it requires the amendment of our Memorandum of Association).

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

RESOLVED, that Article 3 of our Memorandum of Association and Article 4(a) of our Articles of Association be amended to read as follows in English or in a translation to Hebrew: “The share capital of the Company is two hundred thousand (200,000) New Israeli Shekels, divided into twenty million (20,000,000) ordinary shares, NIS 0.01 nominal value per share, all ranking pari-passu.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than February 25, 2015. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than March 4, 2015 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.
By Order of the Board of Directors, Alon Mualem Corporate Secretary

Dated: February 18, 2015

EXHIBIT A

SHARE PURCHASE AGREEMENT

By and Among

Mer Telemanagement Solutions Ltd.

And

Vexigo Ltd.

And

FPSV Holdings Ltd.

An

The shareholders of Vexigo Ltd. and of FPSV Holdings Ltd.

Dated as of February 3, 2015

TABLE OF CONTENTS

    Page

ARTICLE 1. THE TRANSACTION		1
1.1	The Share Purchase.	1
1.2	The Consideration.	1
1.3	Earn-out Payment.	2
1.4	Net Working Capital Adjustment.	5
1.5	Tax Withholding. .	7
1.6	The Closing Consideration Table.	7
1.7	Closing.	8
1.8	Closing Deliverables.	8
1.9	Simultaneous Closing.	9
1.10	Certain Taxes.	9
ARTICLE 2. REPRESENTATIONS AND WARRANTIES OF VEXIGO, THE SELLERS, FPSV AND THE FPSV SELLERS		10
2.1	Organization and Qualification; Subsidiaries.	10
2.2	Capital Structure.	10
2.3	Agreement Authorized and its Effect on Other Obligations.	12
2.4	Financial Statements; Vexigo Documents.	13
2.5	Absence of Certain Changes.	14
2.6	Material Contracts.	15
2.7	Suppliers and Customers.	17
2.8	Intellectual Property.	18
2.9	Litigation.	21
2.10	Title to, Condition, and Adequacy of Assets.	21
2.11	Tax Matters.	21
2.12	Employment Matters.	23
2.13	Compliance with Laws; Permits.	26
2.14	Insurance.	26
2.15	Environmental Matters	27
2.16	Bank Accounts; Signatory Rights.	27
2.17	Brokers.	27
2.18	Relationships with Related Persons.	27
2.19	Foreign Corrupt Practices Act.	27
2.20	Full Disclosure.	28
ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF FPSV AND THE FPSV SELLERS		28
3.1	Organization and Qualification; Subsidiaries.	28
3.2	Capital Structure and Shareholders’ Loans.	29
3.3	Agreement Authorized and its Effect on Other Obligations.	30
3.4	Financial Statements; FPSV Documents.	31
3.5	Absence of Certain Changes.	32
3.6	No Operations or Assets other than Vexigo Shares.	33
3.7	Contracts.	33

3.8	Litigation.	34
3.9	Tax Matters.	34
3.10	Compliance with Laws; Permits.	35
3.11	Relationships with Related Persons.	35
3.12	Foreign Corrupt Practices Act.	35
3.13	Bank Accounts.	35
3.14	Full Disclosure.	36
ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE FPSV SELLERS		36
4.1	Title; Authority; Ownership of Shares; No Legal Proceedings.	36
4.2	No Arrangements or Understandings.	36
4.3	Securities Act Representations.	36
4.4	Full Disclosure.	37
ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF MTS		37
5.1	Organization and Qualification; Subsidiaries.	37
5.2	Capital Structure.	38
5.3	Agreement Authorized and its Effect on Other Obligations.	39
5.4	Public Documents.	40
5.5	MTS Financial Statements; MTS Documents.	40
5.6	Tax Matters.	41
5.7	Reserved.	42
5.8	Litigation.	42
5.9	Full Disclosure.	42
ARTICLE 6. ADDITIONAL COVENANTS		42
6.1	Waiver of Rights.	42
6.2	Ordinary Course Dealings.	43
6.3	Conduct of Business.	43
6.4	Notices of Certain Events.	45
6.5	No Control of Other Party’s Business.	46
6.6	Commercially Reasonable Efforts.	46
6.7	D&O Insurance.	46
6.8	MTS Shareholders’ Meeting.	47
6.9	Non-Solicitation of Employees.	47
6.10	Confidential Information.	47
6.11	Public Announcements.	48
6.12	Exclusive Dealing.	48
6.13	Non-Competition..	48
6.14	Equity Consideration.	49
6.15	NASDAQ Listing.	49
6.16	Vexigo’s Offices.	50
6.17	Key-Employees.	50
6.18	FPSV Tax Liabilities.	50
ARTICLE 7. CONDITIONS TO CLOSING		50
7.1	Conditions to Obligations of Each Party to Effect the Closing.	50
7.2	Conditions to Obligations of MTS.	51
7.3	Conditions to Obligations of the Sellers and the FPSV Sellers.	51

ARTICLE 8. TERMINATION; FEES AND EXPENSES, AMENDMENT, EXTENSION		52
8.1	Termination.	52
8.2	Effect of Termination.	53
8.3	Transaction Expenses.	53
8.4	Amendment.	53
8.5	Extension.	53
ARTICLE 9. SURVIVAL AND INDEMNIFICATION		53
9.1	Survival of Representations, Etc.	53
9.2	Sellers Indemnification.	54
9.3	FPSV Sellers Indemnification.	56
9.4	MTS Indemnification.	57
9.5	Sellers Escrow Arrangements.	58
9.6	Satisfaction of MTS Indemnitee Losses.	59
9.7	Satisfaction of Sellers and FPSV Sellers Damages.	60
9.8	Indemnification Completion Date.	60
9.9	Determination of Damages.	60
9.10	No Special or Punitive Damages.	61
9.11	Exclusive Remedy.	61
9.12	Claims For Indemnification.	61
ARTICLE 10. GENERAL PROVISIONS		62
10.1	Sellers’ Representative; FPSV Sellers’ Representative.	62
10.2	Assignment.	62
10.3	Parties in Interest.	63
10.4	Waiver; Remedies.	63
10.5	Fees and Expenses.	63
10.6	Notices.	63
10.7	Captions; Currency.	64
10.8	Entire Document.	64
10.9	Severability.	64
10.10	Governing Law; Jurisdiction.	64
10.11	Counterparts.	65
10.12	Specific Performance.	65
10.13	Construction; Interpretation.	65
10.14	Other Remedies.	65
ARTICLE 11. DEFINITIONS		65
11.1	Definitions.	65
11.2	Terms Generally.	71

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT dated as of February 3, 2015 by and among (i) Mer Telemanagement Solutions Ltd., a public company incorporated under the laws of the State of Israel (“MTS”), (ii) Vexigo Ltd., a private company incorporated under the laws of the State of Israel (“Vexigo”), (iii) FPSV Holdings Ltd., a private company incorporated under the laws of the State of Israel (“FPSV”), (iv) all of the shareholders of Vexigo, other than FPSV (the “Sellers”) and (v) all of the shareholders of FPSV (the “FPSV Sellers”). Each of MTS, Vexigo, FPSV, the Sellers and the FPSV Sellers may be referred to herein as a “Party” or, collectively, as the “Parties.”  In the event Vexigo issues ordinary shares to additional shareholders prior to Closing in connection with existing undertakings, such additional shareholders shall execute a joinder to this Agreement, pursuant to which such additional shareholders shall become a party to this Agreement and shall, from such time, be considered Sellers for all intents and purposes under this Agreement.

W I T N E S S E T H :

WHEREAS, MTS wishes to acquire all of Vexigo’s issued outstanding shares (the “Vexigo Shares”) and all of FPSV’s issued and outstanding shares (the “FPSV Shares”) and the outstanding loans among FPSV and its shareholders and the Sellers and the FPSV Sellers wish to sell to MTS all of the issued and outstanding Vexigo Shares and all of the issued and outstanding FPSV Shares held by them, respectively, resulting in MTS directly and indirectly holding 100% of the issued and outstanding Vexigo Shares, all in consideration for the Consideration (as defined below) and on the terms and conditions set forth herein; and

WHEREAS, the respective boards of directors of MTS, Vexigo and FPSV have carefully considered the terms of this Agreement and have determined that terms and conditions of the transactions contemplated hereby are fair to and in the best interests of each of such Parties and their respective shareholders and have approved this Agreement and the transactions contemplated hereby and the board of directors of MTS recommended that its shareholders approve the Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements hereinafter contained, the Parties hereto agree as follows:

ARTICLE 1.   THE TRANSACTION

1.1           The Share Purchase. At the Closing, the following shall occur:

(a)           Acquisition of Vexigo Shares. MTS will acquire all of the issued and outstanding Vexigo Shares, other than shares held by FPSV.

(b)           Acquisition of FPSV Shares. MTS will acquire all of the issued and outstanding FPSV Shares.

1.2           The Consideration. The aggregate consideration for the Vexigo Shares and the FPSV Shares will be as follows:

(a)           The Cash Consideration. Subject to the terms and conditions set forth herein, in consideration for the sale, assignment, conveyance, transfer and delivery to MTS of the Vexigo Shares and the FPSV Shares, free and clear of any Encumbrances, MTS will pay an aggregate amount of $4,000,000, subject to any Net Working Capital Adjustment (as defined herein) against delivery by each of the Sellers and the FPSV Sellers of an exemption from withholding certificate (or, if any or all of the Sellers or FPSV Sellers fails to so provide MTS with such exemption, MTS shall withhold any amounts required by law) (the “Cash Consideration”). The payment of the Cash Consideration shall be made as follows:

(i)           At the Closing, MTS will deliver an aggregate amount of $3,000,000, subject to any Net Working Capital Adjustment (the “First Installment”) and any required tax withholding, by wire transfer of immediately available funds to the bank account designated by a paying agent to be mutually agreed upon by MTS and the Sellers Representative prior to Closing (the “Paying Agent”) who shall also act as the Escrow Agent;

(ii)           Three months following the Closing Date (the “Second Installment Payment Date”), MTS will deliver an aggregate amount of $400,000 (the “Second Installment Payment Amount”), by wire transfers of immediately available funds to the Paying Agent in connection with the payment of the First Installment and an aggregate amount of $100,000 to the Escrow Agent to be held by the Escrow Agent pursuant to the Escrow Agreement (the “First Escrow Amount” and, together with the Second Installment Payment Amount, the “Second Installment”). The First Escrow Amount shall be available to compensate MTS as provided in ARTICLE 9, provided that after exhausting the compensation requirements set forth in this Agreement, the remainder of such First Escrow Amount shall be available for distribution to the Sellers and the FPSV Sellers as set forth in the Closing Consideration Table; and

(iii)          Six months following the Closing Date, MTS will deliver an aggregate amount of $500,000 to the Escrow Agent to be held by the Escrow Agent pursuant to the Escrow Agreement (the “Second Escrow Amount”). Such Second Escrow Amount shall be available to compensate MTS as provided in ARTICLE 9, provided that after exhausting the compensation requirements set forth in this Agreement, the remainder of such Second Escrow Amount shall be available for distribution to the Sellers and the FPSV Sellers as set forth in the Closing Consideration Table.

(iv)          It is agreed that the Cash Consideration shall be adjusted (upwards or downwards) in accordance with the Net Working Capital Adjustment set forth in Section 1.4.

(v)           It is further agreed that the Sellers’ Representative shall direct the Paying Agent with respect to the proper allocation of the Consideration among the Sellers and the FPSV Sellers; for the avoidance of doubt, MTS shall not be liable for the allocation of the Consideration among the Sellers and the FPSV Sellers.

(b)           The Equity Consideration. In addition to the Cash Consideration, MTS shall issue at Closing an aggregate of 3,115,090 newly issued, fully paid, non-assessable ordinary shares of MTS (the “Equity Consideration”). The certificates evidencing the Equity Consideration shall each bear a standard United States Securities Act of 1933, as amended (the “1933 Act”) legend. The Equity Consideration will be delivered as follows:

(i)            An aggregate of 2,647,827 ordinary shares of MTS will be issued in the name of, and delivered to, the Sellers and the FPSV Sellers in such allocation as set forth in the Closing Consideration Table (as defined below); and

(ii)           An aggregate of 467,263 ordinary shares of MTS will be issued in the name of, and delivered to, the Escrow Agent to be held by the Escrow Agent pursuant to the Escrow Agreement (the “Escrow Shares”). Such Escrow Shares shall be available to compensate MTS as provided in ARTICLE 9, provided that after exhausting the compensation requirements set forth in this Agreement, the remainder of such Escrow Shares shall be available for distribution to the Sellers and the FPSV Sellers as set forth in the Closing Consideration Table.

1.3           Earn-out Payment.

(a)           The Sellers and the FPSV Sellers will be entitled to receive earn-out payments (the “Earn-out Payments”) for the duration of the Earn-out Periods (as hereinafter defined) based on the following formula:

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(i)           If X > $1,818,818, Y=0.45X;

(ii)          If $1,000,000 < X ≤ $1,818,818, Y=X-$1,000,000; and

(iii)         If X ≤ $1,000,000, Y=0.

Where:

X = EBIDTA of the Vexigo Product Line for the applicable Earn-out Period.

Y = Earn-out Payment for the applicable Earn-out Period.

In the event the Earn-out Period is less than one year, the dollar amounts in the foregoing provisions will be prorated accordingly.

(b)           Definitions. For purposes of this Section, the following definitions shall apply:

(i)            “Earn-out Period” means each of the following: (i) the Closing Date through December 31, 2015, (ii) January 1, 2016 through December 31, 2016, (iii) January 1, 2017 through December 31, 2017, (iv) January 1, 2018 through December 31, 2018, (v) January 1, 2019 through December 31, 2019 and (vi) January 1, 2020 through the 5.5 year anniversary of the Closing Date.

(ii)           “EBITDA of the Vexigo Product Line” means the earnings from the Vexigo Product Line for a specific Earn-out Period, before interest, taxes, depreciation and amortization expenses of the Vexigo Product Line. It is agreed that the calculation of the EBITDA of the Vexigo Product Line will be based on the separate internal financial results of Vexigo (that are related to Vexigo Product Line) but will in addition also take into account direct expenses borne or the cost of services provided by MTS or any of its affiliates in connection with Vexigo’s operations and business. For example, and without derogating from the generality of the foregoing, book-keeping, accounting services and management time for the Vexigo business provided by MTS to Vexigo shall be considered direct expenses. It is hereby agreed that management fees paid to MTS and 50% of the expenses recorded by MTS in connection with options granted to Vexigo’s employees will not be considered as direct expenses. It is also agreed that to the extent that the operations of Vexigo shall require external cash financing from MTS’s resources, then, the term “EBIDTA of the Vexigo Product Line” shall include an interest of 10% per annum on such amounts extended by MTS to support Vexigo’s operations.

(iii)           “Vexigo Product Line” means Vexigo’s online (desktop), Mobile, Video, TV, Games Console, Wearables - online advertising trading platform and Visualizer, a publishing platform (together, the “System”), and any derivatives and/or enhancements and/or developments of the System that were or will be developed internally by Vexigo (i.e. without reliance on or use of assets, including intangible assets, acquired from third parties or from MTS in a merger or acquisition activity), including but not limited to (i) any related current or future products and/or services, and (ii) any future business, operations or activities which are based on the System or on the intellectual property of Vexigo, all - whether sold, licensed, leased or otherwise offered or distributed by Vexigo, by MTS or by any of its affiliates.

(c)           Numeric Example. If the EBITDA of the Vexigo Product Line in a specific Earn-out Period is $1.5 million, the Earn-out Payment for such Earn-out Period will be $0.5 million, and if EBITDA of the Vexigo Product Line in the following Earn-out Period is $3 million, the Earn-out Payment for such following Earn-out Period will be $1.35 million. For the removal of any doubt, each calculation of Earn-out Payments will be done separately for each Earn-out Period and should the Earn-out Condition not be fulfilled in a specific Earn-out Period, no compensation will be paid to the Sellers and the FPSV Sellers from the EBITDA of the Vexigo Product Line in future periods.

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(d)           Within 90 days of the expiration of each Earn-out Period, MTS shall deliver to the Sellers’ Representative a summary setting forth, in reasonable detail, MTS’s calculation of the EBITDA of the Vexigo Product Line for the Earn-out Period and the resulting Earn-out Payment, if any, signed by the CEO and CFO of MTS (the “Earn-out Statement”). Following delivery by MTS of the Earn-out Statement, the Sellers’ Representative shall be given such access as they may reasonably require, during MTS’s normal business hours and upon reasonable notice, to those books and records of MTS and access to such personnel or representatives of MTS as they may reasonably require for the purposes of confirming the Earn-out Statement. Within 45 days of receipt of the Earn-out Statement (the “Objection Period”), the Sellers’ Representative may object to the Earn-out Statement by delivering to MTS a certificate executed by the Sellers’ Representative setting forth the Sellers’ Representative’s calculation of the EBITDA of the Vexigo Product Line for the relevant Earn-out Period and the resulting Earn-out Payment (the “Objection Notice”). If the Sellers’ Representative fails to deliver such Objection Notice within the Objection Period, then the calculation set forth on the Earn-out Statement shall be deemed agreed and binding on the Sellers and FPSV Sellers. To the extent applicable, adjustments to the Earn-out Payment shall be made upon the availability of the audited financial statements of the applicable Earn-Out Period.

(e)           If the Sellers’ Representative delivers an Objection Notice within the Objection Period, then MTS and the Sellers’ Representative shall confer in good faith for a period of up to ten (10) Business Days following receipt of the Objection Notice, in an attempt to resolve any disagreement and any resolution by them shall be in writing and shall be final and binding. If, after such ten (10) Business Day period, MTS and the Sellers’ Representative cannot resolve any such disagreement, then the Parties shall engage an independent third party auditing firm acceptable to both MTS and the Sellers’ Representative (the “Reviewing Accountant”) to review the Earn-out Statement. Each of the Parties shall, and shall cause its respective officers, directors, employees and representatives to, provide full cooperation to the Reviewing Accountant. The Reviewing Accountant shall (i) act in its capacity as an expert and not as an arbitrator, (ii) consider only those matters as to which there is a dispute between the Parties and (iii) be instructed to reach its conclusions regarding any such dispute within 30 days after its appointment and provide a written explanation of its decision. In the event that MTS and the Sellers’ Representative shall submit any dispute to the Reviewing Accountant, each such Party may submit a “position paper” to the Reviewing Accountant setting forth the position of such Party with respect to such dispute, to be considered by such Reviewing Accountant as it deems fit. After review of the Earn-out Statement, the Objection Notice and the relevant books and records, the Reviewing Accountant shall promptly determine the Earn-out Payment and such determination shall be final and binding on the Parties.

(f)           The fees and expenses of the Reviewing Accountant shall be borne half by MTS and half by the Sellers and FPSV Sellers by way of reduction of the Earn-out Payment. To the extent that the amount of the Earn-out Payment is not high enough to absorb such reduction, the balance shall be reduced from future Earn-out Payments or, to the extent not available, will be considered Damages pursuant to ARTICLE 9.

(g)           Subject to the provisions of this Section 1.3, promptly following the final determination of the amount of each of the Earn-out Payments, and in any event, not later than within 3 business days from such determination, MTS shall pay the applicable Earn-out Payment, by wire transfers of immediately available funds, as follows: (i) the initial four hundred thousand US dollars ($400,000) out of the aggregate Earn-out Payments shall be paid to the Escrow Agent to be held by the Escrow Agent pursuant to the Escrow Agreement (the “Earn-out Escrow Amount”) and such Earn-out Escrow Amount shall be available to compensate MTS as provided in ARTICLE 9, and (ii) after payment of the Earn-out Escrow Amount to the Escrow Agent, the remainder shall be paid to the Paying Agent in accordance with Section 1.2(a)(i).

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(h)           Earn-out Payment Cap. Notwithstanding anything to the contrary contained herein, it is hereby agreed that the maximum aggregate gross Earn-out Payment to which the Sellers and the FPSV Sellers will be entitled to (in the aggregate and including the Earn-out Escrow Amount) shall be $16 million (the “Earn-out Payment Cap”). Once the Earn-out Payment Cap is reached and paid, all of MTS’s and Vexigo’s obligations pursuant to this Section 1.3 shall terminate.

(i)           Advance Payments on Account of Earn-out Payments. During the second half of each Earn-out Period, MTS shall positively consider, based on the expected EBITDA of the Vexigo Product Line in such Earn-out Period and MTS overall cash-flow position, to advance to the Sellers and FPSV Sellers payments on account of the applicable Earn-out Payment. It is agreed that such advanced payment including their extent and timing are subject to the discretion of the board of directors of MTS.

1.4            Net Working Capital Adjustment.

(a)           The acquisition contemplated hereunder shall be made on a Vexigo and FPSV debt-free and cash and Cash Equivalents free basis.

(b)           Not later than 14 days after the Closing, each of Vexigo and FPSV shall deliver to MTS a certificate executed by the respective Chief Executive Officers of Vexigo and FPSV (or, to the extent there is no such executive officer, the chairman of the board) (in his or her capacity as such) detailing Vexigo’s and FPSV’s Net Working Capital (as hereinafter defined) as of the Closing Date, including Vexigo’s and FPSV’s unaudited balance sheet as of the Closing Date prepared on a consistent basis with the Vexigo Financial Statements and the FPSV Financial Statements (both as hereinafter defined) (the “Vexigo Net Working Capital Certificate” and the “FPSV Net Working Capital Certificate,” respectively and, together, the “Net Working Capital Certificates”).  The Net Working Capital Certificates shall be prepared in accordance with GAAP, fairly and accurately present the balance sheet of each of Vexigo and FPSV and the Net Working Capital of each of Vexigo and FPSV as of the close of business on the Closing Date.  The Vexigo Net Working Capital Certificate shall be used to reduce the Second Installment Payment Amount to the extent that the amount of Net Working Capital set forth therein shall be less than $0 (the “Working Capital Target,” and the amount of such deficiency, if any, being referred to herein as the “Working Capital Shortfall”). The FPSV Net Working Capital Certificate shall be used to reduce the portion of the Second Installment Payment Amount due to the FPSV Sellers to the extent, if any, that the amount of FPSV Net Working Capital set forth therein shall be less that the Working Capital Target by the relevant Working Capital Shortfall.

(c)           In the event that the amount of the Net Working Capital set forth in any of the Net Working Capital Certificates exceeds the Working Capital Target (the “Working Capital Excess”), such Working Capital Excess, which in any event shall include all the cash of Vexigo as of the Closing, shall be paid to the Sellers or the FPSV Sellers, as the case may be, as soon as practically possible following the Closing; provided, however, that such portion of the Working Capital Excess which is not reflected in cash and Cash Equivalents shall be paid to the Sellers and/or the FPSV Sellers, as the case may be, by MTS through the Paying Agent subject to actual receipt of the amounts by them (and taking into consideration the actual costs and expenses), and net of taxes and other direct collection expenses; and provided further that the such Working Capital Excess or any part thereof shall be paid to the Sellers and/or the FPSV Sellers, as the case may be, through the Paying Agent subject to the ability of Vexigo and of FPSV to distribute or pay the requisite amount to MTS. In the event the Working Capital Excess paid exceeds the actual Working Capital Excess (for example, due to non-payment of accounts receivable), any excess payment may be deducted from Earn-out Payments hereunder.

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(d)           “Net Working Capital” means (A) total current assets as of the close of business on the Closing Date (as determined in accordance with GAAP) less (B) total current liabilities as of the close of business on the Closing Date (as determined in accordance with GAAP).  The calculation of Net Working Capital shall be based on the Financial Statements.

(e)           Within 90 days after the Closing, MTS may object to the any of the Net Working Capital calculations included in the Net Working Capital Certificates (the “NWC Calculations”) by delivering to the Sellers’ Representative or the FPSV Sellers’ Representative, as the case may be, a certificate (the “MTS NWC Objection Certificate”) executed by MTS’s Chief Financial Officer (in his or her capacity as such), or a representative thereof, setting forth MTS’s calculation of the relevant Net Working Capital as of the close of business on the Closing Date and the amount by which the Net Working Capital as calculated by MTS is less than the Net Working Capital set forth in the relevant Net Working Capital Certificate. Any MTS NWC Objection Certificate shall be prepared in accordance with GAAP and shall take into account any relevant information, including information that was not available to the parties at the time the Net Working Capital Certificates were delivered.

(f)           If the Vexigo Net Working Capital, as determined in the MTS NWC Objection Certificate, is less than the Vexigo Net Working Capital set forth in the Vexigo Net Working Capital Certificate (such difference, the “Vexigo Negative Adjustment Amount”), then the amount of the Second Installment shall be adjusted by an amount reflected by subtracting the Vexigo Negative Adjustment Amount from the Working Capital Excess reflected in the Vexigo Net Working Capital Certificate. If the FPSV Net Working Capital, as determined in the MTS NWC Objection Certificate, is less than the FPSV Net Working Capital set forth in the FPSV Net Working Capital Certificate (such difference, the “FPSV Negative Adjustment Amount”), then the amount of the Second Installment attributable to the FPSV Sellers shall be adjusted by an amount reflected by subtracting the FPSV Negative Adjustment Amount from the Working Capital Excess reflected in the FPSV Net Working Capital Certificate.

(g)           Following the delivery by MTS of an MTS NWC Objection Certificate, the Sellers’ Representative (and/or the FPSV Sellers’ Representative, as the case may be) and his representatives shall be given such access as they may reasonably require during MTS’s normal business hours (or such other times as the parties may agree) and upon reasonable notice to those books and records of Vexigo or FPSV, as the case may be, in the possession of, and/or under the control of, MTS, and access to such personnel or representatives of Vexigo and MTS as they may reasonably require for the purposes of resolving any disputes or responding to any matters or inquiries raised concerning the MTS NWC Objection Certificate and/or the calculation of the relevant Net Working Capital.

(h)            The Sellers’ Representative (or the FPSV Sellers’ Representative, as the case may be) may object to the Net Working Capital calculations set forth in the MTS NWC Objection Certificate by providing written notice of such objection to MTS within 20 days after MTS delivers the MTS NWC Objection Certificate (the “NWC Objection Reply”).

(i)            If the Sellers’ Representative or the FPSV Sellers’ Representative, as the case may be, timely provides the NWC Objection Reply, then the dispute regarding the Net Working Capital calculation shall be resolved in the same manner as set forth in Section 1.3(e).

(j)           The fees and expenses of the Reviewing Accountant shall be borne half by the Sellers and the FPSV Sellers (or, in the event the dispute relates to the FPSV Net Working Capital Certificate, half only by the FPSV Sellers), by way of reduction of the next Earn-out Payment, and half by MTS. To the extent that the amount of the Earn-out Payment is not high enough to absorb such reduction, the balance shall be reduced from future Earn-out Payments or, to the extent not available, will be considered Damages pursuant to ARTICLE 9.

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(k)            If the Net Working Capital as determined by the Reviewing Accountant is higher than the Net Working Capital set forth in the MTS NWC Objection Notice (the “Excess Over the Objection Notice”), MTS will distribute such Excess Over the Objection Notice to the Sellers and/or the FPSV Sellers, as the case may be, promptly following receipt of the determination of the Reviewing Accountant.

(l)           Notwithstanding anything to the contrary contained herein, in the event the Tax liability of Vexigo or FPSV, as the case may be, for the period ended as of the Closing Date, as is reflected in the 2014 and 2015 Tax Returns of Vexigo or FPSV or in payments to, or credits from, any Tax Authority, is higher or lower than the amounts that were not paid to the Sellers and FPSV Sellers due to their inclusion as a tax related current liability in the calculations of the Vexigo and FPSV Net Working Capital, such Tax shortfall or excess, as applicable, shall be deducted from or added to, the Earn-out Payments due to the Sellers or the FPSV Sellers, as applicable.

1.5           Tax Withholding. Notwithstanding anything to the contrary contained herein, it is agreed that MTS or the Paying Agent, as applicable, shall withhold from any amount or asset that will be transferred to the Sellers’ Representative or paid directly to the Sellers and the FPSV Sellers pursuant to this Agreement, including, but not limited to the Cash Consideration, the Equity Consideration and the Earn-out Payments, an amount reflecting the highest amount that MTS is required to withhold and remit to the Israeli Tax Authority (“ITA”) in connection with the transactions contemplated hereby; provided, however that if no later than two (2) Business days prior to the Closing Date or prior to a scheduled payment date pursuant to this Agreement a Seller or FPSV Seller provides MTS and the Paying Agent an appropriate and applicable exemption or confirmation of no withholding or of reduced withholding rate with respect to any payment made hereunder, each of which shall be reasonably satisfactory to MTS, then the amounts or assets transferred to the Sellers’ Representative with respect to such Seller or FPSV Seller shall be based on based on the reduced withholding rate; and provided further that to the extent that any of the Sellers or FPSV Sellers shall require additional time to provide such appropriate and applicable exemption or confirmation of no withholding or of reduced withholding rate with respect to any payment made hereunder, MTS shall agree, subject to applicable law, to delay such payment and the applicable withholding until such time that such Seller or FPSV Seller shall provide such certificate or as such Seller or FPSV Seller shall instruct in writing.

1.6           The Closing Consideration Table. Not less than two (2) Business Days prior to Closing, each of Vexigo and FPSV shall deliver to MTS and to the Paying Agent a certificate, executed by the respective Chief Executive Officers of Vexigo and FPSV (or, to the extent there is no such executive officer, the chairman of the board) (in his or her capacity as such) setting forth the names, wire transfer instructions, identification numbers, addresses and amount of shares held in Vexigo and FPSV, respectively, and the distribution of the Cash Consideration, Equity Consideration and Earn-out Payment to each of such shareholders based on their holdings in Vexigo and FPSV (the “Closing Consideration Table”). The Closing Consideration Table will be used to determine the distribution of the Consideration hereunder, which will be distributed pro-rata based on the respective holdings of each of the Sellers and the FPSV Sellers in Vexigo and FPSV, respectively, it being understood that any cash amounts will be rounded to the nearest whole cent (with a half a cent being rounded up) and the Equity Consideration will be rounded to the nearest whole number (with a half share being rounded up). MTS will also be provided with the requisite documentation of any tax withholding exemptions of all of the Sellers and the FPSV Sellers as provided above, it being understood that in the event such documentation is not provided with the Closing Consideration Table, MTS or the Paying Agent, as applicable, will withhold as Closing and upon any subsequent payment to the Sellers and the FPSV Sellers such taxes from the Cash Consideration as required by applicable Law.

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1.7           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) will take place (i) at the offices of MTS, 14 Hatidhar Street, Ra’anana, Israel, at 10:00 a.m. Tel Aviv time on the fifth Business Day following the satisfaction or waiver of all conditions set forth in ARTICLE 7, or (ii) at such other place, date and time as MTS and the Sellers’ Representative may agree. The date and time at which the Closing actually occurs is referred to herein as the “Closing Date.”

1.8           Closing Deliverables.

(a)           Vexigo and Sellers Deliverables. At or prior to the Closing, Vexigo and the Sellers will deliver to MTS the following:

(i)            a certificate, dated as of the Closing Date, executed on behalf of Vexigo by the Chief Financial Officer or the Chief Executive Officer, to the effect that each of the conditions set forth in clauses (a), (b), (c) and (d) of Section 7.2 have been satisfied;

(ii)           a certificate, dated as of the Closing Date and executed on behalf of Vexigo by the Chief Financial Officer or the Chief Executive Officer, certifying (A) the resolutions of the Vexigo Board of Directors approving the this Agreement and all the transactions contemplated by this Agreement and (B) the resolutions of the Vexigo Shareholders approving this Agreement and all the transactions contemplated by this Agreement;

(iii)          an executed signature page of each of the Sellers to the Escrow Agreement;

(iv)          a copy of all Consents as set forth in Section 2.4(c) of the Vexigo Disclosure Letter;

(v)           a written resignation from each of the directors of Vexigo effective as of the Closing Date;

(vi)          duly executed share transfer deeds for the transfer of the Vexigo Shares, including a duly executed share certificate in the name of MTS; and

(vii)         all other instruments, agreements, certificates, opinions and documents reasonably required to be delivered by Vexigo or the Sellers at or prior to the Closing Date pursuant to this Agreement.

(b)           FPSV and FPSV Sellers Deliverables. At or prior to the Closing, FPSV and the FPSV Sellers will deliver to MTS the following:

(i)            a certificate, dated as of the Closing Date, executed on behalf of FPSV by the Chairman of the Board, to the effect that each of the conditions set forth in clauses (a), (b), (c) and (d) of Section 7.2 have been satisfied;

(ii)           a certificate, dated as of the Closing Date and executed on behalf of FPSV by the Chairman of the Board, certifying (A) the resolutions of the FPSV Board of Directors approving the this Agreement and all the transactions contemplated by this Agreement and (B) the resolutions of the FPSV Shareholders approving this Agreement and all the transactions contemplated by this Agreement;

(iii)          an executed signature page of each of the FPSV Sellers to the Escrow Agreement;

(iv)          a written resignation from each of the officers and directors of FPSV effective as of the Closing Date;

(v)           duly executed share transfer deeds for the transfer of the FPSV Shares, including a duly executed share certificate in the name of MTS; and

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(vi)          all other instruments, agreements, certificates, opinions and documents reasonably required to be delivered by FPSV or the FPSV Sellers at or prior to the Closing Date pursuant to this Agreement.

(c)           MTS Deliverables. At or prior to the Closing, MTS will deliver to the Sellers’ Representative the following:

(i)           the wired funds required to be delivered pursuant to Section 1.2(a)(i);

(ii)           irrevocable instruction letter to American Stock Transfer & Trust Company LLC, MTS’s U.S. transfer agent, directing it to issue the Equity Consideration to the Sellers, FPSV Sellers and the Escrow Agent pursuant to Section 1.2(b) and in the distribution based on the Closing Consideration Table;

(iii)          Legal opinion of Ephraim Abramson & Co., Israeli legal counsel of MTS, in the form attached hereto as Schedule 1.7(c)(iii);

(iv)          a certificate, dated as of the Closing Date, executed on behalf of MTS by its Chief Executive Officer or Chief Financial Officer, to the effect that each of the conditions set forth in clauses (a), (b), (c), (d) and (e) of Section 7.3 have been satisfied;

(v)           a certificate, dated as of the Closing Date and executed on behalf of MTS by its Chief Executive Officer or Chief Financial Officer, certifying (A) the resolutions of the MTS Board of Directors approving the this Agreement and all the transactions contemplated by this Agreement and (B) the resolutions of the MTS Shareholders approving this Agreement and all the transactions contemplated by this Agreement;

(vi)          evidence satisfactory to the Sellers’ Representative of the resignation of the Resigning MTS Director (as hereinafter defined) effective no later than immediately prior to the Closing and of the appointment to the MTS Board of Directors of the Vexigo Directors (as hereinafter defined) effective as of the Closing Date;

(vii)         an executed signature page of MTS to the Escrow Agreement; and

(viii)         all other instruments, agreements, certificates, opinions and documents reasonably required to be delivered by MTS at or prior to the Closing Date pursuant to this Agreement.

(d)           To consummate the Closing, MTS will wire the funds required to be delivered pursuant to Section 1.2(a)(i) after all the conditions to Closing specified in ARTICLE 7 have been satisfied.

1.9           Simultaneous Closing.All transactions occurring at the Closing as specified in Sections 1.1 and 1.8 shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered.

1.10          Certain Taxes.  All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) imposed on a Party in connection with this Agreement shall be paid by such Party when due, and each such Party, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

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ARTICLE 2.REPRESENTATIONS AND WARRANTIES OF VEXIGO, THE SELLERS,
FPSV AND THE FPSV SELLERS

Subject to the disclosures set forth in the disclosure letter of Vexigo, the Vexigo Sellers, FPSV and the FPSV Sellers delivered to MTS concurrently with the execution of this Agreement (the “Vexigo Disclosure Letter”) (each disclosure, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this ARTICLE 2 to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the text of the disclosures) and each disclosure shall also be deemed to be a representation and warranty made by Vexigo, the Sellers, FPSV and the FPSV Sellers under this ARTICLE 2), Vexigo, the Sellers, FPSV and the FPSV Sellers, jointly and severally (provided, however that each of the representations and warranties with respect to each of the Sellers are made by the relevant Seller with respect to itself and to the actual knowledge of Vexigo and the other Sellers) represent and warrant to MTS, that each of the statements contained in this ARTICLE 2 is true and correct as of the date hereof and will be true and correct at and as of the Closing Date:

2.1           Organization and Qualification; Subsidiaries

(a)           Vexigo is a corporation duly organized and validly existing under the laws of the State of Israel, is not a “Company in Breach” under the Companies Law and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. Vexigo is not required to be, and is not, qualified or licensed as a foreign corporation to do business in any jurisdiction other than the State of Israel.

(b)           Vexigo has delivered to MTS a complete and correct copy of its Articles of Association (the “Vexigo Articles”). The Vexigo Articles are in full force and effect and no other organizational documents are applicable to or binding upon Vexigo. Neither Vexigo nor its operations are in violation of any of the provisions of the Vexigo Articles.

(c)           Vexigo does not directly or indirectly own, and has not since its inception directly or indirectly owned, any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

(d)           Section 2.1(d)(i) of the Vexigo Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Vexigo Board of Directors and any committee thereof; and (ii) the names and titles of the officers of Vexigo. Vexigo does not have any agreement, obligation or commitment with respect to the election of any Person to the Vexigo Board of Directors or to the appointment of any officers to Vexigo and, other than as set forth in Section 2.1(d)(ii) of the Vexigo Disclosure Letter, there are no Contracts with respect to any compensation to be provided to any of Vexigo’s officers or directors, including any arrangements with respect to the termination of their employment or services. Each officer of Vexigo is currently employed by Vexigo in a full time position.

(e)           All statutory books and registers of Vexigo have been properly kept in accordance with applicable Laws and regulations. Except as disclosed in Section 2.1(e) of the Vexigo Disclosure Letter, all information, resolutions and other documents with respect to Vexigo have been duly filed or published in accordance with applicable Laws and regulations.

2.2            Capital Structure.

(a)           The authorized share capital of Vexigo consists of NIS300,000, divided into 30,000,000 shares, all of which are designated as ordinary shares (the “Vexigo Shares”) and of which a total of 11,023,012 Vexigo Shares are issued and outstanding as of the date hereof. Vexigo holds no treasury or dormant shares.

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(b)           Section 2.2(b) of the Vexigo Disclosure Letter accurately sets forth as of the date hereof the name of each Person that is the registered owner of any outstanding securities issued by Vexigo and/or options or other securities, notes or instruments convertible into securities issued by Vexigo (the “Vexigo Options”) and the number and kind of such Vexigo Shares or Vexigo Options so owned by such Person. The Closing Consideration Table will accurately set forth as of the Closing the name of each Person that is the registered owner of any Vexigo Shares and the number and kind of such Vexigo Shares so owned by such Person, the amount of Cash Consideration and Equity Consideration such Person shall be entitled to receive at Closing, and all such Vexigo Shares are held, beneficially and of record, by their respective listed owners free and clear of any and all Encumbrances and will be owned immediately following the Closing by MTS free and clear of any and all Encumbrances. As of the date hereof, only Persons disclosed in Section 2.2(b) of the Vexigo Disclosure Letter, and as of the Closing, only Persons disclosed in the Closing Consideration Table, will have a right to acquire any Vexigo Shares or Vexigo Options from Vexigo or from the Sellers, FPSV and the FPSV Sellers. Other than the Vexigo Shares outstanding as of the Closing Date as set forth in the Closing Consideration Table, as of the Closing Date, there will be no other issued and/or outstanding shares of share capital or other securities of Vexigo and no outstanding commitments or Contracts that obligate Vexigo to issue any shares of share capital or other securities of Vexigo or options or rights to acquire any Vexigo Shares, from either of Vexigo, the Sellers or FPSV under any circumstances. All issued and outstanding Vexigo Shares are duly authorized, validly issued in compliance with all applicable Laws, and all requirements set forth in the Vexigo Articles, fully paid and non-assessable and are free of any Encumbrances and all claims or charges of any kind, preemptive rights, rights of first refusal or similar right or limitation or “put” or “call” rights except rights, which have all been waived herein, as described in Vexigo Articles. Vexigo has never declared or paid any dividends on any of the Vexigo Shares.  There is no liability for dividends accrued and unpaid by Vexigo. Vexigo is not under any obligation to register under any applicable securities laws any Vexigo Shares or other securities of Vexigo, whether currently outstanding or that may subsequently be issued.

(c)            Vexigo Options. Each of the Vexigo Options was duly authorized and validly issued in compliance with all applicable Legal Requirements. All Vexigo Shares issued upon exercise of Vexigo Options prior to Closing will be duly authorized, validly issued, fully paid and non-assessable and free of any Encumbrances, preemptive rights, rights of first refusal or “put” or “call” rights created by any Legal Requirements except as described in Vexigo Articles. Vexigo has reserved 1,175,860 Vexigo Shares for issuance to employees, directors and consultants of Vexigo pursuant to the Vexigo Option Plan, of which 616,730 Vexigo Shares are subject to outstanding and unexercised Options, and 559,130 Vexigo Shares remain available for issuance thereunder. All tax rulings, opinions, correspondence and filings with the Israeli Tax Authority relating to any Vexigo Options have been provided to MTS. All Vexigo Options that will not be exercised prior to Closing shall be cancelled and be null and void without any additional current or future obligation or Liability of Vexigo towards the holders of such Vexigo Options.

(d)           Vexigo Voting Debt. No bonds, debentures, notes or other Indebtedness of Vexigo (i) granting its holder the right to vote on any matters on which any holder of Vexigo Shares may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting securities of Vexigo, is issued and outstanding (collectively, “Vexigo Voting Debt”).

(e)           Except for the Vexigo Options set forth in Section 2.2(b) of the Vexigo Disclosure Letter or as otherwise contemplated by this Agreement, there are no options, warrants, calls, rights or Contracts of any character to which any of Vexigo, the Sellers, FPSV or the FPSV Sellers is a party or by which any of them is bound obligating any of them to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Vexigo Shares or any other Vexigo securities, Vexigo Options or other rights to purchase Vexigo Shares or other Vexigo securities, or any Vexigo Voting Debt, or obligating any of them to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Vexigo Option, call, right or Contract. Other than option agreements for the Vexigo Options, which will all be terminated at Closing, there are no Contracts relating to voting, purchase, sale or transfer of any of the Vexigo Shares: (i) between or among Vexigo and any Vexigo shareholders, and (ii) between or among any of Vexigo shareholders or holders of Vexigo Options.

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2.3           Agreement Authorized and its Effect on Other Obligations.

(a)           Authorization and Enforceability. Each of Vexigo and the Sellers has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution and delivery by Vexigo and each of the Sellers of this Agreement and the performance by each of them of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of each of them. This Agreement has been duly executed and delivered by Vexigo and each of the Sellers and constitutes a legal, valid and binding obligation of each of them, enforceable against it in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)           Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to Vexigo or the Sellers in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not impair Vexigo’s or each of the Sellers’ ability to consummate the Transaction, to perform their obligations under this Agreement and would not prevent, alter or delay any of the transactions contemplated by this Agreement or impair Vexigo’s ability to continue to conduct its business as currently conducted and as currently proposed to be conducted in the future.

(c)           No Conflict.  Assuming the receipt by Closing of all the required Consents, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the Vexigo Articles or the formation documents of any of the Sellers; (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the acceleration or cancellation of any obligation under, or give rise to a right by any Person to terminate, cancel, modify or amend in any respect its obligations under any material Contract to which Vexigo or any of the Sellers is a party or by which any of them or their properties or assets are bound, (iii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Transaction or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Vexigo and any of its business or operations or any of the Sellers are subject, (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant or benefit given by any Governmental Authority or under applicable Law (or any benefit provided or available thereunder) or other Permit, license, consent, authorization, Grant, benefit, or right that is held by Vexigo or that otherwise relates to the Vexigo’s business or operations, (v) result in the imposition, creation or crystallization of any Lien upon or with respect to any of the assets of Vexigo or any asset licensed by Vexigo, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, or any combination thereof, have any of the effects set forth in clauses (i) through (v) of this Section except, other than relating to clause (i) above, where such default, conflict, violation or breach would not result in Material Adverse Effect. Section 2.3(c) of the Vexigo Disclosure Letter sets forth a complete and accurate list of (A) all holders of any outstanding Indebtedness of Vexigo and the lessors of any property leased by Vexigo, in each case whose consent is required in connection with the Transaction and (B) all other parties to any material Contract to which Vexigo is a party or bound whose consent is required in connection with any of the transactions contemplated by this Agreement, provided that such Contract is for an annual amount in excess of $100,000.

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2.4           Financial Statements; Vexigo Documents.

(a)           Vexigo Financial Statements. Vexigo has delivered to MTS complete and correct copies of the audited financial statements of Vexigo for each of the fiscal years ended on December 31, 2011, December 31, 2012 and December 31, 2013 and the related audited statements of operations, statements of shareholders’ equity and statements of cash flows of Vexigo for the year then ended, together with the notes thereto (collectively, the “Vexigo Annual Financial Statements”), and the reviewed balance sheet of Vexigo as of September 30, 2014 and the related reviewed statements of operations, statements of shareholders’ equity and statements of cash flows of Vexigo for the period then ended, together with the notes thereto (the “Vexigo Interim Financial Statements,” and together with the Vexigo Annual Financial Statements, the “Vexigo Financial Statements”). Attached hereto as Section 2.4(a) of the Vexigo Disclosure Letter are complete and correct copies of the Vexigo Financial Statements, consistent with the books and records of Vexigo. The Vexigo Financial Statements present fairly, in all material respects, the financial position of Vexigo as of the respective dates thereof and the results of operations, changes in shareholders’ equity and cash flows of Vexigo for the periods covered thereby. The Vexigo Financial Statements have been prepared in accordance with GAAP throughout the periods covered and comply with the requirements of all applicable law and regulations, except as may be indicated in the notes to such financial statements, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments.

(b)           Vexigo Documents. All proper and necessary books of account, minute books, registers and records have been maintained by Vexigo, are in its possession and accurately and fairly reflect the activities of and information regarding Vexigo that should be recorded therein.

(c)            A complete list of Vexigo’s borrowings and loan facilities as of the date hereof, is set forth in Section 2.4(c) of the Vexigo Disclosure Letter.  Except: (i) as set forth on or reserved against in the Vexigo Financial Statements (including the notes thereto), (ii) for obligations and liabilities incurred since the date of the Vexigo Financial Statements in the ordinary course of business consistent with past practice and in accordance with the provisions of this Agreement, and (iii) for obligations or liabilities set forth in Section 2.4(c) of the Vexigo Disclosure Letter, Vexigo has no material liabilities, obligations, expenses, claims, deficiencies, guaranties or endorsements of any type, whether accrued, absolute, contingent, matured, unmatured or other (regardless of whether such liabilities would need to be reflected on the Vexigo Financial Statements in accordance with GAAP), relating to or affecting Vexigo or any of its assets or properties.

(d)           Vexigo 2014 Financial Statements and Internal 2015 Interim Financial Results. Vexigo has delivered to MTS complete and correct copies of the audited financial statements of Vexigo for the year ended December 31, 2014 (the “Vexigo 2014 Financial Statements”) and of the internal balance sheet and statements of operations for the period January 1, 2015 – two days prior to the Closing (the “Vexigo 2015 Interim Financial Results”), which are attached hereto as Section 2.4(d) of the Vexigo Disclosure Letter. The Vexigo 2014 Financial Statements and the Vexigo 2015 Interim Financial Results present fairly, in all material respects, the financial position of Vexigo as of the dates thereof and the results of operations, changes in shareholders’ equity and cash flows of Vexigo, as applicable, for the periods covered thereby. The Vexigo 2014 Financial Statements and the Vexigo 2015 Interim Financial Results have been prepared in accordance with GAAP throughout the periods covered and comply with the requirements of all applicable law and regulations, except that the Vexigo 2015 Interim Financial Results do not contain footnotes and are subject to year-end audit adjustments. The Vexigo 2014 Financial Statements will be prepared and audited in accordance with applicable SEC regulations. When provided, the Vexigo 2014 Financial Statements and the Vexigo 2015 Interim Financial Statements shall be deemed to be part of the Vexigo Financial Statements.

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2.5           Absence of Certain Changes. Since September 30, 2014, Vexigo has conducted its business and operations only in the ordinary course consistent with past practice, and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 2.5 of the Vexigo Disclosure Letter, from and after October 1, 2014:

(a)           there have been no changes, events, occurrences or developments of Vexigo which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect on Vexigo, other than changes, events, occurrences or developments affecting Vexigo’s sector as a whole;

(b)           Vexigo has not declared, set aside, paid or made any dividend or other distribution with respect to any of its shares of capital stock, or otherwise made any payments to any of its shareholders in their capacity as such, or redeemed, repurchased or otherwise acquired any shares of its capital stock or other securities or any rights, options or warrants to acquire any such shares or other securities;

(c)           Vexigo has not sold, issued or authorized the issuance of (i) any Vexigo Shares or other security of Vexigo, other than upon exercise of a Vexigo Option outstanding as of the date of this Agreement, (ii) any Vexigo Option or other right to acquire any securities of Vexigo, or (iii) any instrument convertible into or exchangeable for any capital stock or other security of Vexigo;

(d)           Vexigo has not amended or waived any of its rights under, or permitted the acceleration of vesting under (i) any provision of any agreement or grant letter awarding or evidencing any outstanding Vexigo Option, or (ii) any share purchase agreement;

(e)           there has been no amendment to the Vexigo Articles, and Vexigo has not effected or been a party to any transaction similar to or competing with any of the transactions contemplated hereby, recapitalization, reclassification of shares, split, reverse split or similar transaction;

(f)           Vexigo has not formed any subsidiary or acquired any equity interest or other interest in any other Person;

(g)           the aggregate capital expenditures of Vexigo have not exceeded $50,000;

(h)           Vexigo has not suffered any loss to its property (whether through destruction, accident, casualty, expropriation, condemnation or otherwise) or its business in excess of $20,000 in any one case or $100,000 in the aggregate;

(i)           Vexigo has not (i) entered into any Contract that is or would constitute a Material Contract, or (ii) amended or prematurely terminated, or waived any right or remedy under, any Material Contract;

(j)           Vexigo has not (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except, in each case, for rights or other assets acquired, leased, licensed or disposed of under $50,000 in the ordinary course of business and consistent with Vexigo’s past practices;

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(k)           Vexigo has not, (i) written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other Indebtedness, or (ii) written off or written down, or made any determination to write off, write down or otherwise revalue, any other of its assets or properties, or changed any reserves or liabilities associated therewith;

(l)           Vexigo has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance;

(m)         Vexigo has not (i) lent money to any Person (other than pursuant to routine advances made to employees in the ordinary course of business), or (ii) incurred or guaranteed any Indebtedness for borrowed money;

(n)          Vexigo has not (i) established or adopted any employee benefit plan, (ii) paid any bonus or made any profit-sharing or similar payment to any of its directors, officers or employees, (iii) increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, or (iv) hired any new employees;

(o)           there has been no resignation or termination of employment of any officer, employee or consultant of Vexigo or any notice, whether oral or written, by any officer, employee or consultant of Vexigo of his intention to terminate his employment or contractual relationship with Vexigo;

(p)           Vexigo has not changed any of its methods of accounting or accounting practices in any respect, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) except as required by concurrent changes in GAAP;

(q)           Vexigo has not (i) failed to file any material Tax Return or pay any material Tax timely when due, (ii) made or changed any election with respect to any material Tax, (iii) adopted or changed any accounting method in respect of any material Taxes, (iv) entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settlement or compromise of any claim or assessment in respect of any material Taxes, or (v) consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes with any Governmental Authority or otherwise;

(r)            Vexigo has not failed to pay or otherwise satisfy any material liabilities when they became due;

(s)           Vexigo has not commenced or settled any Legal Proceeding, and no Legal Proceeding has been commenced or threatened against Vexigo;

(t)           Vexigo has not: (A) entered into any transaction with any Affiliate, director, officer, Seller, FPSV or FPSV Seller or any Affiliate of any of the foregoing or (B) made, directly or indirectly, any payments or transferred, directly or indirectly, any funds or other property to or on behalf of any Affiliate, director, officer, Seller, FPSV or FPSV Seller or any Affiliate of any of the foregoing (other than payment of director fees, management fees, salaries and bonuses, reimbursements of ordinary and necessary business expenses of employees or directors of Vexigo incurred in connection with their employment or service consistent with written policies of Vexigo);

(u)           Vexigo has not agreed or committed to take any of the actions referred to in clauses “(b)” through “(t)” above.

2.6            Material Contracts.

(a)           All the material Contracts to which Vexigo is a party and which are in effect as of the date of this Agreement (the “Material Contracts”) are listed in Section 2.6 of the Vexigo Disclosure Letter, which also provides an accurate description of the material terms of each Material Contract that is not in written form. Without limitation, any Contract to which Vexigo is a party involving any of the following shall be deemed to be a “Material Contract”:

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(i)            all Contracts involving the license, use, purchase or other acquisition or disposition of any Intellectual Property by Vexigo from or to any other Person (excluding (1) non-exclusive end-user licenses to Vexigo’s products or services granted in the ordinary course of business or non-exclusive “shrink wrap” or other form-based licenses licensed for an annual fee of less than $50,000 per single user; (2) standard terms governing third Person’s access to, and use of, Vexigo’s website or services; (3) confidentiality or non-disclosure agreements entered into in the ordinary course of business);

(ii)           all Contracts under the terms of which Vexigo:  (A) is likely to pay or otherwise give consideration of more than $100,000 in the aggregate during any calendar year or (B) is likely to pay or otherwise give consideration of more than $100,000 in the aggregate over the remaining term of such Contract;

(iii)           all employment, consulting, advisory or similar services agreement with an individual or entity involving the payments by Vexigo of more than $100,000 per year or which is not cancelable by Vexigo on notice of 90 days or less without penalty or further payment;

(iv)          each power of attorney granted by Vexigo that is currently effective and outstanding or will be effective in the future;

(v)           any guarantee, support, indemnification, assumption or endorsement by Vexigo of, or any similar commitment by Vexigo with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person;

(vi)          (A) all letters of credit, whether stand-by or documentary, issued by any third party and (B) all other Contracts relating to Indebtedness of Vexigo which value is in excess of $20,000;

(vii)         all Contracts for the acquisition or disposition of any direct or indirect equity or other interest of Vexigo in any other Person and for the acquisition or disposition of Vexigo’s share capital or other securities;

(viii)         any (A) non-disclosure, confidentiality, or similar agreement between Vexigo and any other Person not entered into in the ordinary course of business, or (B) assignment of invention, work for hire or similar agreement between Vexigo and any other Person, except to the extent of such undertakings for the benefit of Vexigo or an assignment to Vexigo contained in an employment agreement between Vexigo and an Employee or a consulting agreement between Vexigo and a Consultant, copies of which has been made available to MTS;

(ix)           any Contract with any Person with whom Vexigo does not deal at arm’s length;

(x)            all Contracts containing any provision, penalty or covenant that has the effect of prohibiting, impairing, limiting or restricting, or purporting to prohibit, impair, limit or restrict, the ability of Vexigo to (i) sell or license any products or services of or to any other Person, (ii) engage in any line of business, (iii) compete with or to obtain products or services from any person or limiting the ability of any person to provide products or services to Vexigo in each case in any geographic area or during any period of time, (iv) grant any distribution or licensing rights or (v) acquire any property, assets or business;

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(xi)           any legal partnership or joint venture between Vexigo and any other Person;

(xii)          all Contracts relating to the ownership or lease of real property (whether as lessor or lessee), used or operated by Vexigo and any lease by Vexigo of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property having an original cost of more than $10,000;

(xiii)         any Contract for capital expenditures by Vexigo in excess of $10,000 in the aggregate;

(xiv)         any Contract under which any third Person is authorized to manufacture, reproduce, distribute, sell, market or take orders for any of Vexigo’s products, services or technology;

(xv)          all Contracts to provide source code to any third party for any product, services or technology; and

(xvi)         all shareholder agreements, voting agreements, buy-sell agreements, and other Contracts granting any party any rights to exercise control over any of  the Vexigo share capital.

(b)           Each Contract set forth in Section 2.6 of the Vexigo Disclosure Letter:  (i) is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) upon consummation of the transactions contemplated by this Agreement and receipt of any required Consents, shall continue in full force and effect without penalty or other adverse consequence to Vexigo or MTS. Vexigo is not in default and is entitled to all benefits under, and to Vexigo’s Knowledge, is not alleged to be in default in respect of, any Material Contract. To Vexigo’s Knowledge, there exists no default or event of default or event, occurrence, act or condition, with respect to Vexigo or with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of material default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of Vexigo under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract.  Vexigo has not received any notice or other communication, and has no Knowledge, regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract.  Correct and complete copies of all Material Contracts have been provided to MTS prior to execution of this Agreement.

2.7           Suppliers and Customers.

(a)           Section 2.7(a) of the Vexigo Disclosure Letter contains a list of the Vexigo’s 10 largest suppliers and the amount purchased by Vexigo from such suppliers during the twelve-month period ended January 15, 2015.

(b)           Section 2.7(b) of the Vexigo Disclosure Letter contains a list of Vexigo’s 10 largest customers and the sales to such customers during the twelve-month period ended January 15, 2015.

(c)           Since December 31, 2013, no contractor, licensor, vendor, supplier, licensee or customer of Vexigo has cancelled or otherwise modified its relationship with Vexigo in a manner materially adverse to Vexigo, and (i) no such Person has communicated to Vexigo any intention to do so, and (ii) to Vexigo’s Knowledge, the consummation of the transactions contemplated hereby will not have a Material Adverse Effect on any of such relationships.

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2.8           Intellectual Property.

(a)           Status.  Vexigo owns and has full title and ownership, or valid right pursuant to license agreements, copies of which have either been delivered to MTS or are available online or are off-the-shelf products (all of which can be replaced without materially adversely affecting Vexigo’s business as now conducted and as now proposed to be conducted), of all Intellectual Property used by Vexigo in, and necessary for, the conduct of its business as currently conducted and as currently proposed to be conducted (the “Vexigo Intellectual Property”), free and clear of any Encumbrances. Vexigo is not obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any Person under any Contract with respect to the use of Intellectual Property in Vexigo’s business as is now conducted and as is currently proposed to be conducted.  Vexigo has not transferred ownership of, or agreed to transfer ownership of, or granted any exclusive licenses to, or agreed to grant any exclusive licenses to, any third party in respect of any Vexigo Intellectual Property. No third party has any ownership or Lien on any of the Vexigo Intellectual Property. There are no Persons who have been granted by Vexigo an exclusive license to any Vexigo Intellectual Property.

(b)           Ownership of Inventions and Confidentiality Agreements.  Any and all Intellectual Property which has been developed or is currently being developed by any Persons for Vexigo that is purported to be Vexigo Intellectual Property: (i) has been developed in the course of their employment or engagement with Vexigo, such that pursuant to applicable Law all Intellectual Property arising therefrom has become the exclusive property of Vexigo, or (ii) has been validly assigned solely to Vexigo free of any claims or royalty payment obligations  under signed written agreements providing that all such Intellectual Property is owned exclusively by Vexigo and all rights to royalties and additional payments have been explicitly waived. Vexigo has taken reasonable steps consistent with industry standards to maintain the secrecy of Vexigo’s nonpublic information (where “nonpublic information” means information that is not generally known or readily ascertainable through proper means, whether tangible or intangible) from which Vexigo derives independent economic value, actual or potential, from the nonpublic information not being generally known. Vexigo has taken security measures to protect the secrecy, confidentiality and value of all the Vexigo Intellectual Property, which measures are reasonable and customary in the industry in which it operates. Each current and former service provider who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed the Vexigo Intellectual Property, or who has knowledge of or access to information about the Vexigo Intellectual Property, has entered into a valid and legally binding written assignment of inventions and non-disclosure agreement with Vexigo regarding ownership and treatment of the Vexigo Intellectual Property. With respect to service providers who are employees, such agreements are substantially similar to the forms provided to MTS.

(c)           Non-Infringement. To Vexigo’s Knowledge, there is no and there has not been any unauthorized use, unauthorized disclosure, infringement or misappropriation of any Vexigo Intellectual Property by any third party. The use of the Vexigo Intellectual Property in Vexigo’s business as was previously conducted, as currently conducted or as currently proposed to be conducted does not violate, infringe, or constitute a misappropriation of any Intellectual Property Rights of any other Person, including without limitation, of its present or former directors and employees or the former employers of its present or former directors and employees. Vexigo has not received any claim, notice or other communication (written, oral or otherwise) alleging that Vexigo has violated or by conducting its business as previously conducted, as currently conducted or currently proposed to be conducted, would violate, misappropriate, or infringe any Intellectual Property Rights of any other Person. Vexigo has not received written notice of any infringement or misappropriation of or conflict with asserted rights of others, with respect to any Vexigo Intellectual Property. No Vexigo Intellectual Property and none of Vexigo’s products or services are subject to any proceeding, order, judgment, settlement agreement or stipulation that restricts in any material respect in any manner the use, transfer, or licensing thereof by Vexigo, or which may affect the validity, use or enforceability of any such Vexigo Intellectual Property. To Vexigo’s Knowledge, there are no facts, and no facts have been asserted, which would reasonably be expected to render any of the Vexigo Intellectual Property invalid or unenforceable.

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(d)           No Violation.   To Vexigo’s Knowledge, no employee of Vexigo or other Person engaged by Vexigo on an independent contractor status basis (a “Vexigo Consultant”): (i) is in violation of any term or covenant of any Contract relating to invention disclosure, invention assignment, non-disclosure or non-competition; or (ii) has developed for, or transferred to, Vexigo any technology, software or other copyrightable, patentable or otherwise proprietary work that is subject to any agreement under which such Vexigo Employee or Vexigo Consultant has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(e)           Vexigo Registered Intellectual Property.  Section 2.8(e) of the Vexigo Disclosure Letter lists all Vexigo Registered Intellectual Property, and the jurisdictions in which all such Vexigo Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and all actions that are required to be taken by Vexigo within 120 days of the date hereof with respect to such Vexigo Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Vexigo Registered Intellectual Property.  Each item of such Vexigo Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Vexigo Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Vexigo Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in Israel and/or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Vexigo Registered Intellectual Property and recording Vexigo’s ownership interests therein. The Vexigo Registered Intellectual Property Rights are valid and enforceable.

(f)            Governmental and Private Grants and Consents. Vexigo is not now and never was, directly or indirectly, an applicant, recipient or beneficiary of any Governmental Grant whatsoever and at no time during the conception of or reduction to practice of any of the Vexigo Intellectual Property was any developer, inventor or other contributor to such Vexigo Intellectual Property operating under any grants from any private source or sponsored by any private source (whether by virtue of an employment relationship or otherwise). None of the Vexigo Intellectual Property was developed or derived from, in whole or in part, funding or resources provided by, or are subject to restriction, constraint, control, supervision or limitation imposed by, the OCS or any other Governmental Authority or regulatory authority. No Governmental Authority has awarded any participation or provided any support to Vexigo or is or may become entitled to receive any royalties or other payments from Vexigo.

(g)           Source Code. Vexigo has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Vexigo Source Code, other than disclosures to employees and Vexigo Consultants involved in the development of the Vexigo Intellectual Property, products or services. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by Vexigo of its source code. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a third party of any Vexigo Source Code.

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(h)           Open Source Software.  Section 2.8(h) of the Vexigo Disclosure Letter identifies all Open Source Materials used in in the conduct of Vexigo’s business.  “Open Source Materials” means software or other material that is distributed as “free software” or “open source software” or meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any license under licensing terms approved by the Open Source Initiative (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License). Vexigo is materially in compliance with the terms and conditions of all licenses for the Open Source Materials except for such failure to comply that would not have a Material Adverse Effect on Vexigo. The Open Source Materials have been utilized by Vexigo in a manner that does not create, or purport to create, obligations on Vexigo to grant to any third party any rights under any Vexigo Intellectual Property and/or to (a) distribute any Vexigo Intellectual Property that are incorporated into, combined with, derived from, or distributed with the Open Source Materials, (b) disclose or distribute any Vexigo Intellectual Property in source code form, or (c) license any Vexigo Intellectual Property for the purpose of making derivative works or for redistribution at no charge, except for such incorporation, distribution or use that would not have a Material Adverse Effect on Vexigo.

(i)           Licenses; Agreements.  Vexigo has not granted, nor is it bound by, or a party to, any options, licenses or agreements of any kind relating to any Vexigo Intellectual Property outside of normal nonexclusive licenses to use the Vexigo services in the ordinary course of Vexigo’s business (copies of which have been provided to MTS).  Vexigo is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any products, services or Vexigo Intellectual Property or any other property or rights, in access of US$5,000 per year in the aggregate. Vexigo is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of its obligations under this Agreement), in material breach of any Contract in connection with the Vexigo Intellectual Property and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations, or remedies with respect to any such Contracts, or give any other Person the right to do any of the foregoing;

(j)           Third Party Intellectual Property. Vexigo has obtained valid, written, perpetual non-terminable (other than for cause) licenses (sufficient for the conduct of the its business) to all Third Party Intellectual Property, that is incorporated into or integrated by Vexigo with any of its products or services to the extent that such Third Party Intellectual Property cannot be easily replaced with any of Vexigo’s or any Third Party’s Intellectual Property, and such licenses are listed in Section 2.8(j) of the Vexigo Disclosure Letter; and

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2.9           Litigation. Except to the extent set forth in Section 2.9 of the Vexigo Disclosure Letter, there is no Legal Proceeding pending, except those not in excess of $20,000, or to the Vexigo’s Knowledge, threatened, against or affecting Vexigo or any of its assets. No Governmental Authority has provided Vexigo with written notice challenging or questioning the legal right of Vexigo to conduct its business as conducted at that time or as presently conducted. There is no Legal Proceeding that Vexigo has pending or is currently planning to commence against any other Person. Vexigo has provided MTS with all material and/or requested documentation relating to any Legal Proceeding involving Vexigo and its business since January 1, 2011.

2.10          Title to, Condition, and Adequacy of Assets.

(a)           Vexigo does not own any real property. Vexigo has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the balance sheet included in the Vexigo Financial Statements or acquired after the date of such balance sheet, or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford Vexigo valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances.  Vexigo has heretofore provided to MTS a true, correct and complete copy of the lease of its executive offices and other agreements under which Vexigo uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto and is in compliance with all provisions of such leases in all respects, such leases are valid, binding and enforceable against the lessor thereunder.

(b)           All material items of equipment and other tangible assets owned by or leased to Vexigo are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of Vexigo’s business in the manner in which such business is currently being conducted and currently proposed to be conducted.

(c)           The information technology systems of Vexigo are adequate and sufficient (including with respect to working condition and capacity) for the operations of its business. Vexigo (i) has taken reasonable measures to preserve and maintain the performance, security and integrity of the information technology systems (and all Software, information or data stored thereon) and (ii) maintains reasonable documentation regarding all information technology systems, their methods of operation and their support and maintenance.

2.11           Tax Matters.

(a)           Tax Returns and Payments.  All Tax Returns required to be filed by or on behalf of Vexigo (the “Vexigo Returns”) have been timely and properly filed with the appropriate Tax Authorities and are true, accurate and complete in all material respects.  All material Taxes of Vexigo that are due and payable have been timely and properly paid and Vexigo has fully provided for in the Vexigo Financial Statements in accordance with GAAP all Taxes for which it is or hereafter may become liable or accountable in the period from the date of its incorporation to the Closing Date. Vexigo has delivered to MTS accurate and complete copies of all income and other material Tax Returns filed by Vexigo since January 1, 2011. Section 2.11(a) of the Vexigo Disclosure Letter lists each jurisdiction in which Vexigo is required to file a Tax Return. Vexigo has not requested or been granted any extension of time to file a Tax Return, which Tax Return has not been filed.

(b)           Audits; Claims.  No Vexigo Return has ever been examined or audited by any Governmental Authority. Vexigo has not received from any Governmental Authority any written: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No claim or Legal Proceeding is pending or, to Vexigo’s Knowledge, threatened against Vexigo in respect of any Tax. There are no Liens for Taxes upon any of the assets used in Vexigo’s business except Liens for current Taxes not yet due and payable (and for which there are adequate accruals). To the Vexigo’s Knowledge, no claim has ever been made by a Governmental Authority in a jurisdiction where Vexigo does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

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(c)           Tax Provisions. The total amounts set up as liabilities for current and deferred Taxes in the Vexigo Financial Statements are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to Vexigo up to and through the periods covered by the Vexigo Financial Statements.

(d)           Closing Agreements; Etc.  Vexigo will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting, closing agreement, installment sale or prepaid amount received for a taxable period ending on or prior to the Closing Date or include any expense related to this Agreement and the transactions contemplated hereby.  Vexigo is not a party to or bound by any Tax allocation or sharing agreement. Vexigo is not a member of an affiliated, consolidated, combined, unitary or aggregate group for purposes of any Tax Return.

(e)           Transferee or Successor Tax Liability. Vexigo has no Liability for the Taxes of any Person as a transferee or successor or otherwise by operation of law, by Contract or otherwise.

(f)           Withholding. Vexigo has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including income Taxes and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods.

(g)           VAT.  Vexigo is duly registered for the purposes of Value Added Tax (“VAT”), as defined in the relevant laws concerning VAT in the State of Israel. To the Best of Vexigo’s Knowledge, Vexigo has complied in all material respects with all applicable laws concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records. To the Best of Vexigo’s Knowledge, Vexigo has not made any exempt supplies in the current or preceding VAT year applicable to it and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it.

(h)           Country of Organization. Vexigo is not treated for any Tax purpose as a resident in a country other than the country of its organization nor does it or did it ever have a branch, agency or permanent establishment in a country other than the country of its organization.

(i)            Tax Agreements and Rulings. No closing agreements, rulings or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of Vexigo and Vexigo has not requested or received a ruling from any Tax Authority (except for the election of tax route under Section 102(b) for its option plan, copies of which were provided to MTS).

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(j)           Tax Incentives. Vexigo has not applied for, and has not received or subject to any Tax exemption, Tax holiday or other Tax reduction agreement or arrangement under the laws of the State of Israel.

2.12          Employment Matters.

(a)           Employee List.  Vexigo provided MTS with a list of all current employees of Vexigo as of the Agreement Date (“Vexigo Employees”), which correctly reflects: (i) their name, title and dates of hire by Vexigo, (ii) scope of their position (full-time, part-time or temporary status), each Vexigo Employee’s classification as either exempt or non-exempt from the overtime requirements under any applicable law, (iii) their current monthly salary (divided into base salary and global overtime payment, if relevant) or hourly wage rate, as applicable, (iv) any other compensation payable to them including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual, entitlement to pension arrangement and/or any other provident fund (including manager’s insurance and education fund), their respective contribution rates and the salary basis for such contributions, (v) any benefits to which such Vexigo Employee will be entitled to upon the occurrence of the transactions contemplated hereby, (vi) if different than the applicable Legal Requirements, any rights granted or any obligations of Vexigo that will arise in connection with the retirement of such Vexigo Employee, and (vii) if different than the applicable Legal Requirements, the termination process of such Vexigo Employee employment agreement and any benefits paid or provided to such Vexigo Employee upon termination, and (x) whether such employee’s entire salary and any additional payments that are part of the determining salary for social contributions are subject to Section 14 Arrangement under the Israeli Severance Pay Law, 1963  (“Section 14 Arrangement”) and the date from which the Section 14 Arrangement applies to them. All Vexigo Employees and service providers (other than employees) that provides Vexigo with services (“Vexigo Consultants”) are lawfully entitled to work for Vexigo without restriction or any visa, Permit or consent (from any academic institution, Governmental Entity, or any other Person) being required. No Vexigo Employees or Vexigo Consultants have notified Vexigo of his or her intention to terminate his or her employment or engagement or Contract with Vexigo.

(b)           Collective Bargaining Agreements. Vexigo is not and has never been a party to any collective bargaining agreement, or other Contract or arrangement with a labor union, trade union or other organization or body representing any of the Vexigo Employees, or is otherwise required (under any legal requirement, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing. Vexigo is not and never was a member of any employers’ association or organization, and no employers’ association or organization has made any demand for payment of any kind from Vexigo. Vexigo is not and never was, and no Vexigo Employee has benefited from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel or to the sector applicable to Vexigo. To Vexigo’s Knowledge, there are no labor organizations representing or purporting to represent or seeking to represent any Vexigo Employees. Vexigo is not engaged, and has never been engaged, in any unlawful labor practice of any nature. Vexigo has not had any strike, slowdown, work stoppage, lockout, job action, labor dispute, union organizing activity or any similar activity or dispute or threat thereof, or question concerning representation, by or with respect to any of the Vexigo Employees.  To Vexigo’s Knowledge, no event has occurred and no condition or circumstances exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute now or in the future with respect to any Vexigo Employees.

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(c)           Employee/Consultant Restrictions.  To Vexigo’s Knowledge, no employee of Vexigo Employee or Vexigo Consultant is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person other than Vexigo) that conflicts with or may have an adverse effect on: (A) the performance by such Vexigo Employee or Vexigo Consultant of any of his duties or responsibilities as an employee or consultant of Vexigo, or (B) Vexigo’s business.

(d)           Employee Plans and Agreements.  All the Vexigo Employees and Vexigo Consultants have executed employment or consultancy agreements with Vexigo, accurate and complete copies of which were provided to MTS. Section 2.12(d) of the Vexigo Disclosure Letter contains an accurate and complete list of each Vexigo Employee Plan and each employment agreement of the Vexigo Employees (the “Vexigo Employee Agreement”) and each material Contract with any Vexigo Consultant. Vexigo does not intend nor has it committed to establish or enter into any new Vexigo Employee Plan or Vexigo Employee Agreement or any material agreement with a Vexigo Consultant, or to modify any material Vexigo Employee Plan or Vexigo Employee Agreement or any material Contract with a Vexigo Consultant other than as contemplated by this Agreement. With respect to the Vexigo Employee Plans: (i) there are no funded benefit obligations for which contributions have not been made and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with GAAP, on the Vexigo Financial Statements, other than routine contribution obligations to be timely made in the normal course of business and consistent with past practice, (ii) all reports and disclosures relating to the material Vexigo Employee Plans required to be filed with or furnished to any Governmental Authority have been filed or furnished in accordance with applicable law in a timely manner, and (iii) all severance, provident and education funds (to the extent such funds are required pursuant to applicable Law or contract) for Vexigo Employees are fully funded, such that the termination of any Vexigo Employee on the Closing Date would not require the payment of any amount pursuant to applicable Legal Requirements or contract above the amounts deposited in the severance fund, in retirement funds, education funds and similar deposits set aside for such Vexigo Employee. True and correct copies of each of the Vexigo Employee Plans, including a summary of each unwritten Vexigo Employee Plan or policy that applies to Vexigo Employees, and of all material correspondence to or from any Governmental Authority relating to any Vexigo Employee Plan, of all Contracts with Vexigo Employees and with Vexigo Consultants were provided to MTS.

(e)           No Foreign Employees.  Vexigo does not have any Vexigo Employees or Vexigo Consultants that are employed in, or primarily provide services in or from, any jurisdiction outside of Israel.

(f)            No Defaults.  Vexigo has performed all material obligations required to be performed by it under each Vexigo Employee Plan, past and current Vexigo Employee Agreements and Contracts with Vexigo Consultants and it is not in a material default or violation of, and to Vexigo’s Knowledge, no other party is in default or violation of, the terms of any Vexigo Employee Plan, employment agreement of any Vexigo Employee or a Contract with a Vexigo Consultant. Each of the Vexigo Employee Plans has been operated and administered in all material respects in accordance with all applicable Law. All contributions to, and material payments from, any Vexigo Employee Plan which may have been required to be made in accordance with the terms of such Vexigo Employee Plan or applicable Legal Requirements have been fully and timely made (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and all contributions for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability in the Vexigo Financial Statements. Each Vexigo Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement in accordance with its terms and subject to the law. To Vexigo’s Knowledge, there are no audits, inquiries or Legal Proceedings pending or threatened by any Governmental Authority with respect to any Vexigo Employee Plan.

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(g)           No Conflict.  Except as set forth in Section 2.12(g) of the Vexigo Disclosure Letter or as provided for in this Agreement, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Vexigo Employee Plan, Vexigo Employee Agreement, a Contract with any Vexigo Consultant, that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Vexigo Employee or Vexigo Consultant; (ii) create or otherwise result in any Liability with respect to any Vexigo Employee Plan; or (iii) result in any obligation by Vexigo to pay any directors, officers, Vexigo Employees or Vexigo Consultants severance pay or termination, retention or any other benefits or payments.

(h)           Compliance.  Vexigo: (i) has been and is currently in compliance in all material respects with all applicable Legal Requirements, past and current Vexigo Employee Agreements and Contracts with Vexigo Consultants and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Authority respecting employment, terms and conditions of employment and termination thereof, or other labor-related matters with respect to the Vexigo Employees, including Legal Requirements, orders, rulings, decrees, judgments and awards relating to discrimination, wages, maximum hours of work, overtime, sick leave, annual leave, prior notice, severance payment, notice to employees, labor relations and termination of them, engagement with independent contractors, service providers, classification of Vexigo Employees and Vexigo Consultants, enforcement of labor laws, leave of absence requirements, privacy, harassment, occupational safety and health, employee whistle-blowing, retaliation, immigration, contribution to managers’ insurance policy or pension plan, social benefits, wrongful discharge or discrimination of Vexigo Employees or prospective Vexigo Employees; and (ii) has timely withheld and reported all amounts required by any Legal Requirement or Contract or Vexigo Employee Plan to be withheld and reported with respect to wages, salaries bonus benefits, commission, and other payments to any Vexigo Employees, including as required by the Israeli Income Tax Ordinance, as amended, and the rules and regulations promulgated thereunder, and the National Insurance Law of Israel or otherwise.

(i)            Vexigo Consultants.  Section 2.12(i) of the Vexigo Disclosure Letter accurately sets forth, with respect to each current Vexigo Consultant providing services of the nature of “personal services” directly or via an entity the name of such Vexigo Consultant, title, and the date as of which such Vexigo Consultant was originally engaged by Vexigo. No Vexigo Consultant is entitled to, or has been promised under its agreement, any rights under the applicable labor laws, including rights to severance pay, vacation, recuperation pay (dmei havra’a) and other employee-related statutory and contractual benefits. All Vexigo Consultants have received all their rights to which they are entitled to according to their Contract with Vexigo. Each current Vexigo Consultant’s Contract with Vexigo can be terminated with no more than 30 days prior notice. Vexigo does not engage manpower employees.

(j)            Labor-Related Claims. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to Vexigo’s Knowledge, threatened, in writing relating to (i) any terms of employment, employment Contract with Vexigo Employees, service agreement with current or past Vexigo Consultants or similar Contract, compensation, wages and hours, working during overtime hours, leave of absence, plant closing notification, employment statute, rightly classified as independent contractors or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, social benefits, termination of employment, termination of engagement, safety, retaliation, immigration or discrimination matter involving any Vexigo Employee or Vexigo Consultant, including charges of unfair labor practices or harassment complaints or any other labor related issue, or (ii) any of the Vexigo Employee Plans.

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2.13          Compliance with Laws; Permits.

(a)           Except as set forth in the Financial Statements or in Section 2.13 of the Vexigo Disclosure Letter, Vexigo has not been and is not in violation of or in default with respect to, or in alleged violation of or alleged default with respect to, any applicable Law, or any writ or decree of any Governmental Authority, or delinquent with respect to any report required to be filed with any Governmental Authority.

(b)           Permits. Vexigo holds all permits, licenses, variances, exemptions, orders and approvals and other authorizations from Governmental Authorities which are required for the operation of Vexigo’s business (collectively, the “Vexigo Permits”). A list of the Vexigo Permits is set forth in Section 2.13(b) of the Vexigo Disclosure Letter. Vexigo has been and is in compliance in all material respects with the terms of the Vexigo Permits and any conditions placed thereon. Vexigo does not know of any reason it would not be able to renew any of the Vexigo Permits required to operate its business or obtain any additional Permits that may in the future be required for Vexigo’s business as currently proposed to be conducted. There are no permits, licenses, variances, exemptions, orders or approvals or other authorizations from Governmental Authorities held by Vexigo, or required for Vexigo’s business in any material respect, that are required to be transferred or reissued as a result of the transactions contemplated by this Agreement.

(c)           Privacy; Personal Data.  Vexigo has established privacy policies with respect to Personal Data which are in material conformance with all applicable laws and regulations. Vexigo and the conduct of Vexigo’s business are in compliance in all material respects with such privacy policies and such applicable laws and regulations relating to privacy, data protection, confidential information, credit cards and the collection, use, storage, disclosure, processing and transfer (including without limitation, import and export) of Personal Data including without limitation, all Personal Data collected by Vexigo or by third parties having authorized access to the records and/or systems and/or facilities of Vexigo (collectively, “Data Protection Obligations”). Vexigo has not experienced a material breach or violation of any security policy adopted by it in connection with the protection of Personal Data. The execution, delivery and performance of this Agreement will comply with all Data Protection Obligations.  Vexigo has not received any written complaint and/or notice and/or is aware of any material breach and/or violation of any Data Protection Obligations and/or of any investigations by any Governmental Entity regarding Vexigo’s business, including without limitation, in respect of the collection, use, storage, processing, transfer and/or disclosure of Personal Data.

2.14          Insurance.

(a)           Material Insurance Policies.  Section 2.14(a) of the Vexigo Disclosure Letter lists all material insurance policies held by or on behalf of Vexigo, including the names of the brokers, insurers, the principal insured and each named insured or beneficiary, the policy number and period of coverage, the type of interest and asset covered by the insurance policy, the annual premiums, the amount of any deductible, termination provisions, change of control provisions, waiver of subrogation rights and information regarding any claims made or outstanding against any of the policies over the past three years (the “Vexigo Insurance Policies”). The Vexigo Insurance Policies include all policies of insurance that are required by Material Contracts relating to Vexigo, in the amounts required under the respective contracts. The Vexigo Insurance Policies are in full force and effect, all premiums due and payable thereon have been paid and no written notice of cancellation or termination has been received and is still in force with respect to any such policy. The Vexigo Insurance Policies will remain in full force and effect and will not in any way be affected by or terminate by reason of the Merger or any of the other transactions contemplated by this Agreement. There is no claim outstanding under any of the Vexigo Insurance Policies nor, to Vexigo’s Knowledge, are there any circumstances likely to give rise to such a claim.

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(b)           Sufficient Insurance. Vexigo has insurance against the types of risks and losses usually insured against by companies carrying on the same or a similar business, and in amounts and with such coverage limits as are generally appropriate to such businesses.  Without prejudice to the generality of the foregoing, the Vexigo Insurance Policies are all provided by well-established and reputable insurers, are for the full replacement or reinstatement value of all of Vexigo’s assets of an insurable nature, and insure Vexigo against the risk of accident, damage, injury, third party loss (including product liability) and loss of profits. To Vexigo’s Knowledge, Vexigo has not done anything or suffered any damage which has rendered or might render any policies of insurance taken out by it void or voidable or which might result in an increase in premiums or refusal of the insurer to renew them under customary terms and conditions, and the Vexigo has complied in all material respects with all conditions attached to such policies.

2.15          Environmental Matters

(a)           No Hazardous Materials. To Vexigo’s Knowledge, no Hazardous Materials are present on any real property currently owned, operated, occupied, controlled or leased by Vexigo.  There are no aboveground or underground storage tanks or asbestos present on or under any real property currently owned, operated, occupied, controlled or leased by Vexigo. To Vexigo’s Knowledge, Vexigo has conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws.  Vexigo has not exposed its Vexigo Employees to Hazardous Materials in violation of any applicable Laws or in a manner that would result in any material Liability.

(b)           No Required Permits. Vexigo does not have, and is not required to have, any permits pursuant to Environmental Laws.

2.16          Bank Accounts; Signatory Rights.

(a)           Section 2.16(a) of the Vexigo Disclosure Letter sets forth full and accurate details of all banks and financial institutions in which Vexigo has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, including the names of all persons authorized to access, give instructions or perform any transactions on behalf of Vexigo in connection with such accounts, deposits, safe-deposit boxes, lines of credit or other loan facilities or relationships. Vexigo is in full compliance with all its obligations with respect to such financial institutions and facilities.

(b)           Section 2.16(b) of the Vexigo Disclosure Letter sets forth all persons who were provided with signatory rights and have the authority, alone or with any other Persons, to bind Vexigo and execute documents or Contracts on its behalf.

2.17          Brokers. No broker, finder, investment banker, or any other third party is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Vexigo, the Sellers, FPSV or the FPSV Sellers.

2.18          Relationships with Related Persons. Except as set forth and identified in Section 2.18 of the Vexigo Disclosure Letter, (i) there are no Contracts or other transactions between Vexigo, on the one hand, and any director or executive officer of Vexigo or any of their respective Affiliates, on the other hand and; (ii) no Affiliate of Vexigo is a distributor, supplier, vendor, customer, client, lessor, licensor, debtor, creditor, competitor or service provider of or to Vexigo.

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2.19          Foreign Corrupt Practices Act. Neither Vexigo nor, to Vexigo’s Knowledge, any third party acting on behalf of Vexigo, has offered, paid, promised to pay, or authorized, directly or indirectly, the giving of money or anything of value to any Official, or to any other person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist Vexigo or any third party in obtaining or retaining business for or with, or directing business to, Vexigo.  For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority.

2.20          Past Operations. Without derogating from the generality of the representations included herein, Vexigo represents that it has no ongoing Liabilities, undertakings or obligations that may have a Material Adverse Effect on Vexigo’s business, in connection with its discontinued lines of business.

2.21          Full Disclosure. None of the representations or warranties made by Vexigo, the Sellers, FPSV and the FPSV Sellers herein or in any exhibit or schedule hereto, including the Vexigo Disclosure Letter, or in any certificate furnished by any of the foregoing pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of fact, or omits to state any fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF FPSV AND THE FPSV SELLERS

Subject to the disclosures set forth in the disclosure letter of FPSV and the FPSV Sellers delivered to MTS concurrently with the execution of this Agreement (the “FPSV Disclosure Letter”) (each disclosure, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this ARTICLE 3 to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the text of the disclosures) and each disclosure shall also be deemed to be a representation and warranty made by FPSV and the FPSV Sellers under this ARTICLE 3), FPSV and the FPSV Sellers, jointly and severally (provided, however that each of the representations and warranties with respect to each of the FPSV Sellers are made by the relevant FPSV Seller with respect to itself and to the actual knowledge of FPSV and the other FPSV Sellers) represent and warrant to MTS, that each of the statements contained in this ARTICLE 3 is true and correct as of the date hereof and will be true and correct at and as of the Closing Date:

3.1           Organization and Qualification; Subsidiaries

(a)           FPSV is a corporation duly organized and validly existing under the laws of the State of Israel, is not a “Company in Breach” under the Companies Law and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. FPSV is not required to be, and is not, qualified or licensed as a foreign corporation to do business in any jurisdiction other than the State of Israel.

(b)           FPSV has delivered to MTS a complete and correct copy of its Articles of Association (the “FPSV Articles”). The FPSV Articles are in full force and effect and no other organizational documents are applicable to or binding upon FPSV. Neither FPSV nor its operations are in violation of any of the provisions of the FPSV Articles.

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(c)           Other than the Vexigo Shares owned by FPSV, FPSV does not directly or indirectly own, and has not since its inception directly or indirectly owned, any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

(d)           Section 3.1(d) of the FPSV Disclosure Letter sets forth a true, correct and complete list of the names of the members of the FPSV Board of Directors and any committee thereof. FPSV does not have any officers. FPSV does not have any agreement, obligation or commitment with respect to the election of any Person to the FPSV Board of Directors or to the appointment of any officers to FPSV and, other than as set forth in Section 3.1(d) of the FPSV Disclosure Letter, there are no Contracts with respect to any compensation to be provided to any of FPSV’s directors, including any arrangements with respect to the termination of their services.

(e)           All statutory books and registers of FPSV have been properly kept in accordance with applicable Laws and regulations. All information, resolutions and other documents with respect to FPSV have been duly filed or published in accordance with applicable Laws and regulations.

3.2           Capital Structure and Shareholders’ Loans.

(a)           The authorized share capital of FPSV consists of 10,000,000 (Ten Million)  shares with no par value, divided into 9,900,000 (Nine Million and Nine Hundred Thousand) shares designated as ordinary shares (the “Ordinary Shares”) and 100,000 (One Hundred Thousand) shares designated as deferred shares (the “Deferred Shares” and, together with the Ordinary Shares, the “FPSV Shares”) and of which a total of 778,060 (Seven Hundred Seventy Eight Thousand and Sixty) Ordinary Shares and 100,000 (One Hundred Thousand) Deferred Shares are issued and outstanding as of the date hereof. FPSV holds no treasury or dormant shares. By Closing, the Deferred Shares shall be owned by FPSV, with no further liability to FPSV in connection with the transfer of the Deferred Shares to FPSV.

(b)           Section 3.2(b) of the FPSV Disclosure Letter accurately sets forth as of the date hereof the name of each Person that is the registered owner of any FPSV Shares and the number and kind of such FPSV Shares so owned by such Person. The Closing Consideration Table will accurately set forth as of the Closing the name of each Person that is the registered owner of any FPSV Shares and the number and kind of such FPSV Shares so owned by such Person, the amount of Cash Consideration and Equity Consideration such Person shall be entitled to receive at Closing, and all such FPSV Shares are held, beneficially and of record, by their respective listed owners free and clear of any and all Encumbrances and will be owned immediately following the Closing by MTS free and clear of any and all Encumbrances. As of the date hereof, no Person not disclosed in Section 3.2(b) of the FPSV Disclosure Letter, and as of the Closing, no Person not disclosed in the Closing Consideration Table, will have a right to acquire any FPSV Shares or any securities convertible into FPSV Shares from FPSV and the FPSV Sellers. Other than the FPSV Shares outstanding as of the Closing Date as set forth in the Closing Consideration Table, as of the Closing Date, there will be no other issued and/or outstanding shares of share capital or other securities of FPSV and no outstanding commitments or Contracts that obligate FPSV to issue any shares of share capital or other securities of FPSV or options or rights to acquire any FPSV Shares, from either of FPSV or the FPSV Sellers under any circumstances. All issued and outstanding FPSV Shares are duly authorized, validly issued in compliance with all applicable Laws, and all requirements set forth in the FPSV Articles, all of which were provided to MTS, fully paid and non-assessable and are free of any Encumbrances and all claims or charges of any kind, preemptive rights, rights of first refusal or similar right or limitation or “put” or “call” rights. FPSV has never declared or paid any dividends on any of the FPSV Shares.  There is no liability for dividends accrued and unpaid by FPSV. FPSV is not under any obligation to register under any applicable securities law any FPSV Shares or other securities of FPSV, whether currently outstanding or that may subsequently be issued.

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(c)           FPSV Voting Debt. No bonds, debentures, notes or other Indebtedness of FPSV (i) granting its holder the right to vote on any matters on which any holder of FPSV Shares may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting securities of FPSV, is issued or outstanding (collectively, “FPSV Voting Debt”).

(d)           There are no options, warrants, calls, rights or Contracts of any character to which any of FPSV or the FPSV Sellers is a party or by which any of them is bound obligating any of them to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any FPSV Shares or any other FPSV securities, or other rights to purchase FPSV Shares or other FPSV securities, or any FPSV Voting Debt, or obligating any of them to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, call, right or Contract. There are no Contracts relating to voting, purchase, sale or transfer of any of the FPSV Shares: (i) between or among FPSV and any FPSV shareholders, and (ii) between or among any of FPSV shareholders.

3.3           Agreement Authorized and its Effect on Other Obligations.

(a)           Authorization and Enforceability. Each of FPSV and the FPSV Sellers has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution and delivery by FPSV and each of the FPSV Sellers of this Agreement and the performance by each of them of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of each of them. This Agreement has been duly executed and delivered by FPSV and each of the FPSV Sellers and constitutes a legal, valid and binding obligation of each of them, enforceable against it in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)           Approvals.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to FPSV or the FPSV Sellers in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not impair FPSV’s or each of the FPSV Sellers’ ability to consummate the Transaction, to perform their obligations under this Agreement and would not prevent, alter or delay any of the transactions contemplated by this Agreement or impair FPSV’s ability to continue to conduct its business as currently conducted and as currently proposed to be conducted in the future.

(c)           No Conflict.  Assuming the receipt by Closing of all the required Consents, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the FPSV Articles or the formation documents of any of the FPSV Sellers; (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the acceleration or cancellation of any obligation under, or give rise to a right by any Person to terminate, cancel, modify or amend in any respect its obligations under any material Contract to which FPSV or any of the FPSV Sellers is a party or by which any of them or their properties or assets are bound, (iii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Transaction or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which FPSV and any of its business or operations or any of the FPSV Sellers are subject, (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant or benefit given by any Governmental Authority or under applicable Law (or any benefit provided or available thereunder) or other Permit, license, consent, authorization, Grant, benefit, or right that is held by FPSV or that otherwise relates to the FPSV’s business or operations, (v) result in the imposition, creation or crystallization of any Lien upon or with respect to any of the assets of FPSV or any asset licensed by FPSV, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, or any combination thereof, have any of the effects set forth in clauses (i) through (v) of this Section except, other than relating to clause (i) above, where such default, conflict, violation or breach would not result in Material Adverse Effect. Section 3.3(c) of the FPSV Disclosure Letter sets forth a complete and accurate list of (A) all holders of any outstanding Indebtedness of FPSV and the lessors of any property leased by FPSV, in each case whose consent is required in connection with the Transaction and (B) all other parties to any material Contract to which FPSV is a party or bound whose consent is required in connection with any of the transactions contemplated by this Agreement, provided that such Contract is for an annual amount in excess of $100,000.

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3.4           Financial Statements; FPSV Documents.

(a)           FPSV Financial Statements. FPSV has delivered to MTS complete and correct copies of the audited financial statements of FPSV for each of the fiscal years ended on December 31, 2011, December 31, 2012 and December 31, 2013 and the related audited statements of operations, statements of shareholders’ equity and statements of cash flows of Vexigo for the year then ended, together with the notes thereto (collectively, the “FPSV Financial Statements”). Attached hereto as Section 3.4(a) of the FPSV Disclosure Letter are complete and correct copies of the FPSV Financial Statements, consistent with the books and records of FPSV. The FPSV Financial Statements present fairly, in all material respects, the financial position of FPSV as of the respective dates thereof and the results of operations, changes in shareholders’ equity and cash flows of FPSV for the periods covered thereby. The FPSV Financial Statements have been prepared in accordance with Israeli GAAP throughout the periods covered and comply with the requirements of all applicable law and regulations, except as may be indicated in the notes to such financial statements, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments.

(b)           FPSV Documents. All proper and necessary books of account, minute books, registers and records have been maintained by FPSV, are in its possession and accurately and fairly reflect the activities of and information regarding FPSV that should be recorded therein.

(c)            A complete list of FPSV’s borrowings and loan facilities as of the date hereof, is set forth in Section 3.4(c) of the FPSV Disclosure Letter.  Except: (i) as set forth on or reserved against in the FPSV Financial Statements (including the notes thereto), (ii) for obligations and liabilities incurred since the date of the FPSV Financial Statements in the ordinary course of business consistent with past practice and in accordance with the provisions of this Agreement, and (iii) for obligations or liabilities set forth in Section 3.4(c) of the FPSV Disclosure Letter, FPSV has no material liabilities, obligations, expenses, claims, deficiencies, guaranties or endorsements of any type, whether accrued, absolute, contingent, matured, unmatured or other (regardless of whether such liabilities would need to be reflected on the FPSV Financial Statements in accordance with Israeli GAAP), relating to or affecting FPSV or any of its assets or properties.

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(d)           FPSV 2014 Financial Statements and Internal 2015 Interim Financial Results. FPSV has delivered to MTS complete and correct copies of the audited financial statements of FPSV for the year ended December 31, 2014 (the “FPSV 2014 Financial Statements”) and of the internal balance sheet and statements of operations for the period January 1, 2015 – two days prior to the Closing (the “FPSV 2015 Interim Financial Results”), which are attached hereto as Section 3.4(d) of the FPSV Disclosure Letter. The FPSV 2014 Financial Statements and the FPSV 2015 Interim Financial Results present fairly, in all material respects, the financial position of FPSV as of the dates thereof and the results of operations, changes in shareholders’ equity and cash flows of FPSV, as applicable, for the periods covered thereby. The FPSV 2014 Financial Statements and the FPSV 2015 Interim Financial Results have been prepared in accordance with GAAP throughout the periods covered and comply with the requirements of all applicable law and regulations, except that the FPSV 2015 Interim Financial Results do not contain footnotes and are subject to year-end audit adjustments. When provided, the FPSV 2014 Financial Statements and the FPSV 2015 Interim Financial Statements shall be deemed to be part of the FPSV Financial Statements.

3.5           Absence of Certain Changes. Since December 31, 2013, FPSV has conducted its business and operations only in the ordinary course consistent with past practice, and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 3.4(d) of the FPSV Disclosure Letter, from and after January 1, 2014:

(a)           there have been no changes, events, occurrences or developments of FPSV which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect on FPSV;

(b)           FPSV has not declared, set aside, paid or made any dividend or other distribution with respect to any of its shares of capital stock, or otherwise made any payments to any of its shareholders in their capacity as such, or redeemed, repurchased or otherwise acquired any shares of its capital stock or other securities or any rights, options or warrants to acquire any such shares or other securities;

(c)           FPSV has not sold, issued or authorized the issuance of (i) any ordinary shares or other security of FPSV, (ii) any right to acquire any securities of FPSV, or (iii) any instrument convertible into or exchangeable for any capital stock or other security of FPSV;

(d)           there has been no amendment to the FPSV Articles, and FPSV has not effected or been a party to any transaction similar to or competing with any of the transactions contemplated hereby, recapitalization, reclassification of shares, split, reverse split or similar transaction;

(e)           FPSV has not formed any subsidiary or acquired any equity interest or other interest in any other Person;

(f)           FPSV did not have any capital expenditures;

(g)          FPSV has not suffered any loss to its property (whether through destruction, accident, casualty, expropriation, condemnation or otherwise) or its business;

(h)          FPSV has not (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right;

(i)           FPSV has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance;

(j)           FPSV has not (i) lent money to any Person, or (ii) incurred or guaranteed any Indebtedness for borrowed money;

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(k)           FPSV has not changed any of its methods of accounting or accounting practices in any respect, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) except for the transition to GAAP from Israeli GAAP and as required by concurrent changes in GAAP;

(l)            FPSV has not (i) failed to file any material Tax Return or pay any material Tax timely when due, (ii) made or changed any election with respect to any material Tax, (iii) adopted or changed any accounting method in respect of any material Taxes, (iv) entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settlement or compromise of any claim or assessment in respect of any material Taxes, or (v) consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes with any Governmental Authority or otherwise;

(m)          FPSV has not failed to pay or otherwise satisfy any liabilities when they became due;

(n)           FPSV has not commenced or settled any Legal Proceeding, and no Legal Proceeding has been commenced or threatened against FPSV;

(o)           FPSV has not: (A) entered into any transaction with any Affiliate, director, officer, or FPSV Seller or any Affiliate of any of the foregoing or (B) made, directly or indirectly, any payments or transferred, directly or indirectly, any funds or other property to or on behalf of any Affiliate, director, officer or FPSV Seller or any Affiliate of any of the foregoing (other than payment of director fees, management fees, salaries and bonuses, reimbursements of ordinary and necessary business expenses of employees or directors of FPSV incurred in connection with their employment or service consistent with written policies of FPSV);

(p)           FPSV has not agreed or committed to take any of the actions referred to in clauses “(b)” through “(o)” above.

3.6           No Operations or Assets other than Vexigo Shares. FPSV was incorporated with the sole purpose of acquiring and holding the Vexigo Shares held by FPSV. Other than the Vexigo Shares held by FPSV, FPSV does not own any assets or have any other operations or business activities. Vexigo does not employ any Employees or receive services from any Consultants.

3.7           Contracts.

(a)           All the Contracts to which FPSV is a party and which are in effect as of the date of this Agreement (the “FPSV Contracts”) are listed in Section 3.7 of the FPSV Disclosure Letter, which also provides an accurate description of the material terms of each FPSV Contract that is not in written form.

(b)           Each FPSV Contract:  (i) is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) upon consummation of the transactions contemplated by this Agreement and receipt of any required Consents, shall continue in full force and effect without penalty or other adverse consequence to FPSV or MTS. FPSV is not in default and is entitled to all benefits under, and to FPSV’s Knowledge, is not alleged to be in default in respect of, any FPSV Contract. To FPSV’s Knowledge, there exists no default or event of default or event, occurrence, act or condition, with respect to FPSV or with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of material default under any FPSV Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any FPSV Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any FPSV Contract, (C) the right to accelerate the maturity or performance of any obligation of FPSV under any FPSV Contract, or (D) the right to cancel, terminate or modify any FPSV Contract. FPSV has not received any notice or other communication, and has no Knowledge, regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any FPSV Contract.  Correct and complete copies of all FPSV Contracts have been provided to MTS prior to execution of this Agreement.

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3.8           Litigation. Except to the extent set forth in Section 3.8 of the FPSV Disclosure Letter, there is no Legal Proceeding pending, except those not in excess of $5,000, or to the FPSV’s Knowledge, threatened, against or affecting FPSV or any of its assets. No Governmental Authority has provided FPSV with written notice challenging or questioning the legal right of FPSV to conduct its business as conducted at that time or as presently conducted. There is no Legal Proceeding that FPSV has pending or is currently planning to commence against any other Person. FPSV has provided MTS with all documentation relating to any Legal Proceeding involving FPSV and its business since January 1, 2011.

3.9           Tax Matters.

(a)           Tax Returns and Payments.  All Tax Returns required to be filed by or on behalf of FPSV (the “FPSV Returns”) have been timely and properly filed with the appropriate Tax Authorities and are true, accurate and complete in all material respects.  FPSV had reported to the tax authorities that the tax years of 2010 to 2013 were “Non Existing Tax Years.” All material Taxes of FPSV that are due and payable have been timely and properly paid and FPSV has fully provided for in the FPSV Financial Statements in accordance with Israeli GAAP or GAAP, as applicable, all Taxes for which it is or hereafter may become liable or accountable in the period from the date of its incorporation to the Closing Date. FPSV is not required to file Tax Returns in any jurisdiction other than the State of Israel.

(b)           Audits; Claims.  No FPSV Return has ever been examined or audited by any Governmental Authority. FPSV has not received from any Governmental Authority any written: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No claim or Legal Proceeding is pending or, to FPSV’s Knowledge, threatened against FPSV in respect of any Tax. There are no Liens for Taxes upon any of the assets except Liens for current Taxes not yet due and payable (and for which there are adequate accruals). To FPSV’s Knowledge, no claim has ever been made by a Governmental Authority in a jurisdiction where FPSV does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)           Tax Provisions. The total amounts set up as liabilities for current and deferred Taxes in the FPSV Financial Statements are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to FPSV up to and through the periods covered by the FPSV Financial Statements.

(d)           Closing Agreements; Etc.  FPSV will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting, closing agreement, installment sale or prepaid amount received for a taxable period ending on or prior to the Closing Date or include any expense related to this Agreement and the transactions contemplated hereby.  FPSV is not a party to or bound by any Tax allocation or sharing agreement. FPSV is not a member of an affiliated, consolidated, combined, unitary or aggregate group for purposes of any Tax Return.

(e)           Transferee or Successor Tax Liability. FPSV has no Liability for the Taxes of any Person as a transferee or successor or otherwise by operation of law, by Contract or otherwise.

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(f)           Withholding. FPSV has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including income Taxes and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods.

(g)           VAT.  FPSV has complied in all material respects with all laws concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records.

(h)           Country of Organization. FPSV is not treated for any Tax purpose as a resident in a country other than the country of its organization nor does it or did it ever have a branch, agency or permanent establishment in a country other than the country of its organization.

(i)            Tax Agreements and Rulings. No closing agreements, rulings or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of FPSV and FPSV has not requested or received a ruling from any Tax Authority.

(j)           Tax Incentives. FPSV has not applied for, and has not received or subject to any Tax exemption, Tax holiday or other Tax reduction agreement or arrangement under the laws of the State of Israel.

3.10          Compliance with Laws; Permits.

(a)           FPSV has not been and is not in violation of or in default with respect to, or in alleged violation of or alleged default with respect to, any applicable Law, or any writ or decree of any Governmental Authority, or delinquent with respect to any report required to be filed with any Governmental Authority.

(b)           Permits. No permits, licenses, variances, exemptions, orders and approvals and other authorizations from Governmental Authorities are required for the operation of Vexigo’s business.

3.11          Relationships with Related Persons. Except as set forth and identified in Section 3.11 of the FPSV Disclosure Letter, (i) there are no Contracts or other transactions between FPSV, on the one hand, and any director or executive officer of FPSV or of Vexigo or any of their respective Affiliates, on the other hand and; (ii) no Affiliate of FPSV is a distributor, supplier, vendor, customer, client, lessor, licensor, debtor, creditor, competitor or service provider of or to Vexigo or FPSV.

3.12          Foreign Corrupt Practices Act. Neither FPSV nor, to FPSV’s Knowledge, any third party acting on behalf of FPSV, has offered, paid, promised to pay, or authorized, directly or indirectly, the giving of money or anything of value to any Official, or to any other person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist FPSV or any third party in obtaining or retaining business for or with, or directing business to, FPSV.

3.13           Bank Accounts.

(a)           Section 3.13(a) of the FPSV Disclosure Letter sets forth full and accurate details of all banks and financial institutions in which FPSV has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, including the names of all persons authorized to access, give instructions or perform any transactions on behalf of FPSV in connection with such accounts, deposits, safe-deposit boxes, lines of credit or other loan facilities or relationships. FPSV is in full compliance with all its obligations with respect to such financial institutions and facilities.

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(b)           Section 3.13(b) of the FPSV Disclosure Letter sets forth all persons who were provided with signatory rights and have the authority, alone or with any other Persons, to bind FPSV and execute documents or Contracts on its behalf.

3.14           Full Disclosure.  None of the representations or warranties made by FPSV and the FPSV Sellers herein or in any exhibit or schedule hereto, including the FPSV Disclosure Letter, or in any certificate furnished by any of the foregoing pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of fact, or omits to state any fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE
FPSV SELLERS

Each of the Sellers and the FPSV Sellers, severally and not jointly represent  and warrant to MTS, that each of the statements contained in this ARTICLE 4 is true and correct as of the date hereof and will be true and correct at and as of the Closing Date:

4.1           Title; Authority; Ownership of Shares; No Legal Proceedings. Each of the Sellers and the FPSV Sellers herby makes the representations and warranties included in Section 2.1 with respect to the Vexigo Shares or FPSV Shares, as the case may be, held by it and sold by it hereunder.

4.2           No Arrangements or Understandings. None of the Sellers or the FPSV Sellers are party to, or will at Closing be a party to, any Contract or understanding with any other Person (including any of the other Sellers or FPSV Sellers) that would result in such Seller or FPSV Seller being deemed to be holding MTS Shares together with such other Persons, including a holding together of a control stake (dvukat shlita) or more of MTS Shares, or to be a controlling shareholder of MTS (as such term is defined in the Companies Law, including Section 268 thereof).

4.3           Securities Act Representations.

(a)           The Sellers and the FPSV Sellers will acquire the Equity Consideration, when issued, as principals for their own account and not with a view to resale or distribution.

(b)           Other than AML Carolina LLC, each of the Sellers and the FPSV Sellers are not U.S. persons (as such term is defined in Rule 902 under the 1933 Act) and, in particular, have no intention to distribute either directly or indirectly any of the Equity Consideration in the United States or to a U.S. person (as such term is defined in Rule 902 under 1933 Act), they are not acquiring the Equity Consideration for the account or benefit of a U.S. person, were not offered the Equity Consideration in the United States, and did not execute or deliver this Agreement in the United States.

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(c)           AML Carolina LLC represents as follows: (i) Status.  At the time AML Carolina LLC was offered the MTS Shares, it was, and as of the date hereof it either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the 1933 Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the 1933 Act; (ii) Experience.  AML Carolina LLC, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective transaction, and has so evaluated the merits and risks of such investment, AML Carolina LLC is able to bear the economic risk of an investment in the MTS Shares and, at the present time, is able to afford a complete loss of such investment; (iii) General Solicitation AML Carolina LLC is not acquiring the MTS Shares as a result of any advertisement, article, notice or other communication regarding the MTS Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or meeting whose attendees have been invited by any general solicitation or general advertising or any other general solicitation or general advertisement; and (iv) Information. MTS has provided AML Carolina LLC with such information regarding the business, operations and financial condition of MTS, and has granted to AML Carolina LLC the opportunity to ask such questions of and receive satisfactory answers from representatives of the Company, its officers, directors, employees and agents concerning MTS and materials relating to the terms and conditions of the purchase and sale of the MTS Shares hereunder, as AML Carolina LLC deems relevant in making an informed decision with respect to its investment in the MTS Shares.

(d)           Reliance on Exemptions.  Each Seller and FPSV Seller understands that the MTS Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of federal and state securities laws and that MTS is relying on the truth and accuracy of the representations and warranties of such Seller or FPSV Seller set forth in this Section 4.3 in order to determine the availability of such exemptions and the eligibility of such Seller or FPSV Seller to acquire the MTS Shares.

4.4           Full Disclosure. None of the representations or warranties made by FPSV and the FPSV Sellers herein or in any exhibit or schedule hereto, including the FPSV Disclosure Letter, or in any certificate furnished by any of the foregoing pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of fact, or omits to state any fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF MTS

MTS represents and warrants to the Sellers and the FPSV Sellers, that each of the statements contained in this ARTICLE 5 is true and correct as of the date hereof and will be true and correct at and as of the Closing Date:

5.1           Organization and Qualification; Subsidiaries

(a)           MTS is a corporation duly organized and validly existing under the laws of the State of Israel, is not a “company in breach” under the Companies Law and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted.

(b)           MTS has delivered to the Sellers and the FPSV Sellers a complete and correct copy of its Memorandum of Association and Articles of Association (the “MTS Formation Documents”). The MTS Formation Documents are in full force and effect and no other organizational documents are applicable to or binding upon MTS. Neither MTS nor its operations are in violation of any of the provisions of the MTS Formation Documents.

(c)           Except as disclosed in Section 5.1(c) of the MTS Disclosure Letter, MTS does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. All the outstanding share capital of each Subsidiary of MTS and any interest disclosed in Section 5.1(c) of the MTS Disclosure Letter is owned by MTS free and clear of all Encumbrances and all claims or charges of any kind, other than as set forth in the governing documents of the applicable Subsidiary, and is validly issued, fully paid up and nonassessable. Section 5.1(c) of the MTS Disclosure Letter sets forth each jurisdiction where MTS or a Subsidiary of MTS are qualified, licensed or admitted to do business and, in jurisdictions where such concept is recognized, MTS or the Subsidiary in good standing in each such jurisdiction.

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(d)           All statutory books and registers of MTS have been properly kept in accordance with applicable Laws and regulations. Except as disclosed in Section 5.1(d) of the MTS Disclosure Letter, all information, resolutions and other documents with respect to MTS have been duly filed or published in accordance with applicable Laws and regulations.

5.2           Capital Structure.

(a)           The authorized share capital of MTS consists of 12,000,000 shares, all of which are designated as ordinary shares (the “MTS Shares”) and of which a total of 4,672,635 MTS Shares are issued and outstanding as of the date hereof and, in addition, MTS holds 5,400 treasury shares. Except as set forth on Section 5.2(a) of the MTS Disclosure Letter, there are no other issued and/or outstanding shares of share capital or other securities of MTS and no outstanding commitments or Contracts that obligate MTS to issue any shares of share capital or other securities of MTS or options or rights to acquire any MTS Shares under any circumstances other than pursuant to the exercise of outstanding MTS Options under the MTS Option Plans, as set forth on Section 5.2(a) of the MTS Disclosure Letter. All issued and outstanding MTS Shares and all MTS Options are duly authorized, validly issued in compliance with all applicable Legal Requirements, and all requirements set forth in the MTS Formation Documents and, to MTS’s Knowledge, are free of any Encumbrances and all claims or charges of any kind, preemptive rights, rights of first refusal or similar right or limitation or “put” or “call” rights, other than as set forth in the in accordance with any Legal Requirement. There is no liability for dividends accrued and unpaid by MTS.

(b)           MTS Options. As of the Agreement Date, MTS has reserved 1,283,208 MTS Shares for issuance to employees, directors and consultants of MTS pursuant to the MTS Option Plans, of which, as of January 8, 2015, there were outstanding options to purchase an aggregate of 429,000 MTS Shares (of which options to purchase an aggregate of 176,000 MTS Shares were exercisable).  Section 5.2(b) of the MTS Disclosure Letter sets forth, as of January 8, 2015, a true, correct and complete list of all holders of outstanding MTS Options, whether or not granted under the MTS Option Plans, including the number of MTS Shares subject to each MTS Option, the original date of grant, the exercise price per share, whether each such MTS Option was granted pursuant to Section 3(i), Section 102(b) or Section 102(c) of the Israeli Income Tax Ordinance (or the corresponding status under applicable non-Israeli Tax law), the date on which such MTS Option expires and the MTS Option Plan from which such MTS Option was granted.  Correct and complete copies of each MTS Option Plan and option agreements or forms of each option agreement for each MTS Option (the “MTS Option Agreements”) have been provided to Vexigo. All tax rulings, opinions, correspondence and filings with the Israeli Tax Authority relating to the MTS Option Plans and any award thereunder have been provided to Vexigo.  Each grant of MTS Options was duly authorized and validly issued in compliance with all applicable Legal Requirements. All MTS Shares issued or issuable upon exercise of MTS Options will be duly authorized, validly issued, fully paid and non-assessable and free of any Encumbrances, preemptive rights, rights of first refusal or “put” or “call” rights created by any Legal Requirements, other than as set forth in the MTS Formation Documents and the MTS Option Plan.

(c)           MTS Voting Debt. No bonds, debentures, notes or other Indebtedness of MTS (i) granting its holder the right to vote on any matters on which any holder of MTS Shares may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting securities of MTS, is issued or outstanding (collectively, “MTS Voting Debt”).

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(d)           MTS Securities. Except for the securities listed on Section 5.2(a) of the MTS Disclosure Letter or as otherwise contemplated by this Agreement, there are no options, warrants, calls, rights or Contracts of any character to which MTS is a party or by which it is bound obligating it to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any MTS Shares or any other MTS securities, MTS Options or other rights to purchase MTS Shares or other MTS securities, or any MTS Voting Debt, or obligating any of them to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such MTS Option, call, right or Contract. There are no Contracts relating to voting, purchase, sale or transfer of any of the MTS Shares: (i) between or among MTS and any shareholders of MTS, and (ii) to MTS’s Knowledge, between or among any of the shareholders of MTS.

(e)            Equity Consideration. Subject to the provisions of this Agreement with respect to the Escrow Shares, the MTS Shares comprising the Equity Consideration, when issued by MTS in accordance with the terms of this Agreement, will be free and clear of any Encumbrances, pre-emptive rights and rights of first refusal, duly and validly issued, in compliance with all applicable laws, SEC regulations and the MTS Formation Documents and all contracts that apply to MTS, fully paid.

5.3           Agreement Authorized and its Effect on Other Obligations

(a)           Authorization and Enforceability. MTS has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by MTS of this Agreement and the performance by it of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of MTS, subject to receipt of the MTS Shareholders’ Approval (as hereinafter defined). This Agreement has been duly executed and delivered by MTS and constitutes a legal, valid and binding obligation of MTS, enforceable against it in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)           Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to MTS in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for the MTS Shareholders’ Approval and such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not impair MTS’s ability to consummate the Transaction, to perform its obligations under this Agreement and would not prevent, alter or delay any of the transactions contemplated by this Agreement or would not impair MTS’s ability to continue to conduct its business as currently conducted and as currently proposed to be conducted in the future.

(c)           No Conflict.  Assuming the receipt by Closing of the MTS Shareholders’ Approval and all the required Consents, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the MTS Formation Documents; (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the acceleration or cancellation of any obligation under, or give rise to a right by any Person to terminate, cancel, modify or amend in any respect its obligations under any material Contract to which MTS is a party or by which it or its properties or assets are bound, (iii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Transaction or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which MTS and any of its business or operations are subject, (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant or benefit given by any Governmental Authority or under applicable Law (or any benefit provided or available thereunder) or other Permit, license, consent, authorization, Grant, benefit, or right that is held by MTS or that otherwise relates to MTS’s business or operations, (v) result in the imposition, creation or crystallization of any Lien upon or with respect to any of the assets of MTS or any asset licensed by MTS, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, or any combination thereof, have any of the effects set forth in clauses (i) through (v) of this Section except, other than relating to clause (i) above, where such default, conflict, violation or breach would not result in Material Adverse Effect. Section 5.3(c) of the MTS Disclosure Letter sets forth a complete and accurate list of (A) all holders of any outstanding Indebtedness of MTS and the lessors of any property leased by MTS, in each case whose consent is required in connection with the Transaction and (B) all other parties to any material Contract to which MTS is a party or bound whose consent is required in connection with any of the transactions contemplated by this Agreement.

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5.4           Public Documents. MTS has heretofore furnished Vexigo with true, correct and complete copies of MTS’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”), and all Reports on Form 6-K submitted to the SEC since December 31, 2013 (collectively the “Public Documents”); provided that MTS may have satisfied such delivery of the Public Documents by filing them with the SEC via EDGAR. The Public Documents have been prepared and filed in accordance with the rules and regulations of the SEC and constitute all forms, reports, schedules, statements and other documents required to be filed by MTS with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The 2013 Annual Report fairly summarizes the business, operations, properties and management of MTS and its subsidiaries as of the date of its filing. The Public Documents, as of respective dates on which such documents were filed, and the representations made by MTS therein do not and did not contain any misstatements of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. Except as described in the Public Documents, since December 31, 2013, there has been no material adverse change in the financial condition, results of operations or business of MTS.

5.5           MTS Financial Statements; MTS Documents.

(a)           As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the financial statements of MTS included in the 2013 Annual Report, including any related notes thereto (the “MTS Financial Statements”) present fairly, in all material respects, the financial position of MTS and its consolidated Subsidiaries as of the respective dates thereof and the results of operations, changes in shareholders’ equity and cash flows of MTS and its consolidated Subsidiaries for the periods covered thereby. The MTS Financial Statements have been prepared in accordance with GAAP throughout the periods covered and comply with the requirements of all applicable law and regulations, except as may be indicated in the notes to such financial statements, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments.

(b)           MTS Documents. All proper and necessary books of account, minute books, registers and records have been maintained by MTS, are in its possession and accurately and fairly reflect the activities of and information regarding MTS that should be recorded therein.

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(c)           A complete list of MTS’s borrowings and loan facilities as of the date hereof, is set forth in Section 5.5(c) of the MTS Disclosure Letter.  Except: (i) as set forth on or reserved against in the MTS Financial Statements (including the notes thereto), (ii) as set forth or adequately provided for in the balance sheet included in the MTS Financial Results as of September 30, 2014 (the “MTS Balance Sheet”); (iii) those incurred in the conduct of MTS’s business since September 30, 2014 (the “MTS Balance Sheet Date”) in the ordinary course, consistent with past practice and in accordance with the provisions of this Agreement, and (iv) for obligations or liabilities set forth in Section 5.5(c) of the MTS Disclosure Letter, MTS has no material liabilities, obligations, expenses, claims, deficiencies, guaranties or endorsements of any type, whether accrued, absolute, contingent, matured, unmatured or other (regardless of whether such liabilities would need to be reflected on the MTS Financial Statements in accordance with GAAP), relating to or affecting MTS or any of its assets or properties.

5.6           Tax Matters. Other than as disclosed in the Public Documents:

(a)           Tax Returns and Payments.  All Tax Returns required to be filed by or on behalf of MTS (the “MTS Returns”) have been timely and properly filed with the appropriate Tax Authorities and are true, accurate and complete in all material respects.  All material Taxes of MTS that are due and payable have been timely and properly paid and MTS has fully provided for in the MTS Financial Statements in accordance with GAAP all Taxes for which it is or hereafter may become liable or accountable in the period from the date of its incorporation to the Closing Date. MTS has delivered to Vexigo accurate and complete copies of all income and other material Tax Returns filed by MTS since January 1, 2011. Section 5.6(a) of the MTS Disclosure Letter lists each jurisdiction in which MTS is required to file a Tax Return. MTS has not requested or been granted any extension of time to file a Tax Return, which Tax Return has not been filed.

(b)           Audits; Claims.  To MTS’s Knowledge, other than as disclosed to Vexigo during the due diligence process, no MTS Return has ever been examined or audited by any Governmental Authority. MTS has not received from any Governmental Authority any written: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No claim or Legal Proceeding is pending or, to MTS’s Knowledge, threatened against MTS in respect of any Tax. There are no Liens for Taxes upon any of the assets used in MTS’s business except Liens for current Taxes not yet due and payable (and for which there are adequate accruals). To the MTS’s Knowledge, no claim has ever been made by a Governmental Authority in a jurisdiction where MTS does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)           Tax Provisions. The total amounts set up as liabilities for current and deferred Taxes in the MTS Financial Statements are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to MTS up to and through the periods covered by the MTS Financial Statements.

(d)           Closing Agreements; Etc.  MTS will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting, closing agreement, installment sale or prepaid amount received for a taxable period ending on or prior to the Closing Date.  MTS is not a party to or bound by any Tax allocation or sharing agreement. MTS is not a member of an affiliated, consolidated, combined, unitary or aggregate group for purposes of any Tax Return.

(e)           Transferee or Successor Tax Liability. MTS has no Liability for the Taxes of any Person as a transferee or successor or otherwise by operation of law, by Contract or otherwise.

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(f)           Withholding. MTS has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes and timely paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including income Taxes and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods.

(g)           VAT.  MTS is duly registered for the purposes of Value Added Tax (“VAT”), as defined in the relevant laws concerning VAT in the State of Israel. To the Best of MTS’s Knowledge, MTS has complied in all material respects with all applicable laws concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records. To the Best of MTS’s Knowledge, MTS has not made any exempt supplies in the current or preceding VAT year applicable to it and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it.

(h)           Tax Agreements and Rulings. No closing agreements, rulings or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of MTS and MTS has not requested or received a ruling from any Tax Authority (except for the election of tax route under Section 102(b) for its option plan, copies of which were provided to Vexigo).

(i)           Tax Incentives. MTS has not applied for, and has not received or subject to any Tax exemption, Tax holiday or other Tax reduction agreement or arrangement under the laws of the State of Israel.

5.7           Reserved.

5.8           Litigation. Except to the extent set forth in Section 5.8 of the MTS Disclosure Letter, there is no Legal Proceeding pending, except those not in excess of $10,000 per claim, and $50,000 in aggregate, or to the MTS’s Knowledge, threatened, against or affecting MTS or any of its assets. No Governmental Authority has provided MTS with written notice challenging or questioning the legal right of MTS to conduct its business as conducted at that time or as presently conducted. There is no Legal Proceeding that MTS has pending or is currently planning to commence against any other Person.

5.9           Full Disclosure. None of the representations or warranties made by MTS herein or in any exhibit or schedule hereto, including the MTS Disclosure Letter, or in any certificate furnished by any of the foregoing pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of fact, or omits to state any fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 6. ADDITIONAL COVENANTS

6.1                Waiver of Rights. Each of FPSV, the Sellers and the FPSV Sellers hereby waives any rights it may have under the Vexigo Articles, the FPSV Articles or any other Contract to acquire any Vexigo Shares or the FPSV Shares (including such Shares sold hereunder), as the case may be, based on rights of first refusal, conversion of securities or otherwise. In addition, each of the Sellers and the FPSV Sellers hereby waives and forever discharges Vexigo and FPSV from all claims and Liabilities any of such entities may have to any of such Sellers and FPSV Sellers, other than with respect to rights arising pursuant to this Agreement or any Vexigo Employment Agreements in connection with the period commencing following the Closing Date.

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6.2           Ordinary Course Dealings. Except as contemplated by this Agreement, as consented to by the Sellers’ Representative with respect to MTS or by MTS with respect to each of Vexigo, the Sellers, FPSV or the FPSV Sellers in writing (which consent shall not be unreasonably withheld or delayed) or as required by applicable Legal Requirements, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date each of Vexigo, FPSV and MTS shall conduct its respective business, in all material respects in the usual, regular and ordinary course consistent with past practice, and use commercially reasonable efforts to, in the ordinary course of business and consistent with past practice: (i) pay and perform all of its debts and other obligations (including Taxes) when due, (ii) collect accounts receivable when due and not extend credit outside of the ordinary course of business, (iii) sell its products and services in all material respects consistent with past practices as to license, service and maintenance terms, incentive programs, and revenue recognition; and (iv) keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it; provided, however, that no action with respect to matters specifically permitted in specific provisions of Section 6.3 shall be deemed a breach of this Section 6.2.

6.3           Conduct of Business. Without limiting the generality or effect of the provisions of Section 6.1, except as set forth on Section 6.3 of the Disclosure Letter of Vexigo, FPSV or MTS, as applicable, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, each of Vexigo, FPSV and MTS shall not, and MTS shall cause its Subsidiaries to not, do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement, as required by any Legal Requirement or as consented to in writing pursuant to the provisions of Section 6.2, which consent shall not be unreasonably withheld or delayed):

(a)           Formation Documents. Cause or permit any amendments to its Memorandum of Association, Articles of Association or equivalent organizational or governing document, as applicable, other than in accordance with this Agreement;

(b)          Dividends; Changes in Share Capital.  Declare or pay any dividends or declare or make any other distributions (whether in cash, shares or property) in respect of any of its share capital, or split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital, except for exercise of outstanding options;

(c)           Material Contracts. (i) with respect to Vexigo, enter into any Contract that would constitute a Vexigo Material Contract, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any of its Vexigo Material Contracts, in each case, other than in the ordinary course of business, (ii) with respect to FPSV, enter into any Contract and (iii) with respect to MTS, violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any of its Contracts that represent an annual income of more than $100,000, or enter into such contract, in each case, other than in the ordinary course of business;

(d)          Issuance of Securities.  Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of MTS Shares or Vexigo Shares pursuant to the exercise of MTS Options or Vexigo Options outstanding as of the date of the Agreement;

(e)           Employee Matters. (i) hire any officers on the level of vice president or above or (ii) enter into any Contract with a labor union or collective bargaining agreement;

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(f)            Loans and Investments.  Make any loans or advances (other than routine expense advances to employees consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any Indebtedness for borrowed money;

(g)           Intellectual Property.  Transfer or license from any Person any rights to any Intellectual Property, other than in the ordinary course of business consistent with past practices, or transfer or grant an exclusive license to any Person any rights to any Intellectual Property, or transfer or provide a copy of any Source Code to any Person (other than providing access to Source Code to its current Employees and Consultants on a need to know basis, consistent with past practices) and take any action regarding any patent, patent application or other Registered Intellectual Property, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, Domain Names, trademarks or service marks in the ordinary course of business consistent with past practices or refer from taking any action regarding any patent application that is required in order to preserve the application;

(h)          Dispositions. Sell, lease, license or otherwise dispose of any of its properties or assets, or enter into any Contract with respect to the foregoing, other than sales, leases, nonexclusive licenses or other dispositions of products and services in the ordinary course of business consistent with past practices;

(i)           Indebtedness.  Incur any Indebtedness for borrowed money or guarantee any such Indebtedness;

(j)           Capital Expenditures.  Incur or make any capital expenditures, capital additions or capital improvements, with respect to FPSV in general and with respect to Vexigo and MTS other than in the ordinary course of business and not exceeding $5,000;

(k)          Insurance.  Cancel or materially change the amount of any insurance coverage;

(l)           Bonuses. Except in each case as required pursuant to applicable Legal Requirements or bonus plans or employment agreements approved prior to the date of this Agreement, pay or accrue any special bonus or special remuneration outside the ordinary course of business to any of its employees;

(m)          Legal Proceedings; Settlements.  (i) commence a Legal Proceeding other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that MTS consults with Vexigo and FPSV, and each of Vexigo and FPSV consult with MTS prior to the filing of such a suit), or (C) for a breach of this Agreement or (ii) settle or agree to settle any outstanding Legal Proceeding in an amount greater than $10,000 per claim and $25,000 in the aggregate;

(n)           Acquisitions.  Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, or enter into any Contract primarily in connection with its business, with respect to a joint venture, strategic alliance or partnership, other than in the ordinary course of business consistent with past practice;

(o)          Real Property.  Enter into any agreement for the purchase, sale or lease of any real property;

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(p)           Encumbrances. Other than in the ordinary course of business consistent with past practices, place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(q)           Warranties, Discounts.  Change the manner in which it provides warranties, discounts or credits to customers;

(r)           Interested Party Transactions.  Enter into any Contract in which, to its Knowledge, any of its major shareholders, officers or directors (or any member of their immediate families) has a personal interest;

(s)           Payment and Collection Terms. Change payment terms of suppliers and customers, delay payments to suppliers and/or arrange for early collection from customers.

(t)           Other.  Agree, negotiate, resolve or commit to do any of the actions described in clauses (a) through (s) in this Section 6.3.

6.4           Notices of Certain Events. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, Vexigo, the Sellers, FPSV and the FPSV Sellers shall promptly notify MTS, and MTS shall promptly notify Vexigo and FPSV of:

(a)           any change, occurrence or event not in the ordinary course of business, or any change, occurrence or event which, in each case, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to such Party or cause any of the conditions to closing set forth in ARTICLE 7 not to be timely satisfied.

(b)           any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(c)            any notice or other communication from any Governmental Entity (i) delivered in connection with this Agreement or (ii) indicating that a license or authorization is revoked or about to be revoked or that a license or authorization is required in any jurisdiction in which one has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Vexigo, FPSV or MTS, as the case may be;

(d)           any actions, suits, claims, investigations or proceedings commenced or, to their respective knowledge, threatened against, relating to or involving or otherwise affecting Vexigo, any of the Sellers, FPSV, any of the FPSV Sellers or MTS, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to the Agreement; and

(e)            any inaccuracy in or breach of any of their respective representations, warranties or covenants contained in this Agreement, any breach of any material covenant or obligation of the relevant Party or any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that causes or constitutes, or could reasonably be seen as likely to cause or constitute, an inaccuracy in or breach of any representation or warranty made by the relevant Party in this Agreement.

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Notwithstanding anything in the immediately preceding sentence to the contrary, the delivery of any notice pursuant to this Section 6.4 shall not (i) limit or otherwise affect any remedies available to the party receiving such notice or (ii) constitute an acknowledgment or admission of a breach of this Agreement.  No disclosure by any party pursuant to this Section 6.4 shall be deemed to amend or supplement the Disclosure Letters provided hereunder or prevent or cure any misrepresentation, breach of warranty or breach of covenant.

6.5           No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give MTS, directly or indirectly, the right to control or direct the operation of either Vexigo or FPSV prior to the Closing, and to give any of the Parties other than MTS, directly or indirectly, the right to control or direct MTS’s operations. Prior to the Closing, each of Vexigo, FPSV and MTS shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’, as applicable, respective operations.

6.6           Commercially Reasonable Efforts.

(a)           Subject to the terms and conditions of this Agreement and applicable Legal Requirements, each of the Parties hereto will use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Legal Requirements or otherwise to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such other party’s obligation to consummate such transactions specified in ARTICLE 7 to be fully satisfied including without limitation (i) make all filings required by Legal Requirements to be made by them in connection with the consummation of the transactions contemplated by this Agreement, and (ii) use their commercially reasonable efforts to obtain all Consents and orders of all Persons required to be obtained in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

(b)           From time to time, as and when requested by any party to this Agreement, the other parties hereto will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such reasonable actions, as such other party hereto may reasonably deem necessary or desirable to consummate the transactions contemplated hereby.

(c)           Without limiting the foregoing, from and after the Closing Date, MTS, Vexigo, FPSV and each of the Sellers and the FPSV Sellers shall (at its own expense) do all things necessary, proper or advisable under applicable Legal Requirements, including signing and delivery of any documents and instruments, as reasonably requested by MTS to finalize consummation of the transactions contemplated hereby. No Party, nor any of its Subsidiaries, shall take any action that is intended to have the effect of, or is reasonably expected to have the effect of, delaying, impairing or impeding the receipt of any required approvals or the satisfaction of any condition in ARTICLE 7.

(d)           Anything contained in this Agreement to the contrary notwithstanding, none of the Parties to this Agreement or their Affiliates will be required to commence litigation or divest or hold separate any business or assets or limit or restrict its rights or ability to engage in any business (other than pursuant to Section 6.13) in connection with the consummation of the Transaction.

6.7           D&O Insurance. Prior to the Closing Date, Vexigo will purchase run-off insurance for a period of seven years from the Closing Date with respect to its current D&O liability insurance policy and errors and omissions insurance policy.

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       6.8       MTS Shareholders’ Meeting. As soon as practicable following the date hereof but in no event not later than 10 days following the date hereof, Vexigo and the Sellers’ Representative will provide MTS and its legal counsel a description of Vexigo’s business, material risk factors and any other information which may be reasonably required by MTS to be included in the MTS Proxy Statement (as hereinafter defined), in reasonable form and content similar to disclosure of public companies in the industry (the “Vexigo SEC Disclosure”). As soon as practicable following receipt of the Vexigo SEC Disclosure, but in no event not later than 10 days following such receipt, MTS shall prepare a draft proxy statement (the “MTS Proxy Statement”) with respect to approving this Agreement, the transactions contemplated hereby and the election to the Board of Directors of MTS of Tzvika Friedman and Adi Orzel (the “Vexigo Directors”) (collectively, the “MTS Shareholders’ Approval”). It is hereby agreed that the MTS Proxy Statement may include such other issues as the MTS Board of Directors deems appropriate. Prior to the publication and filing of the MTS Proxy Statement, MTS shall provide the Sellers’ Representative with a reasonable opportunity to review and comment on drafts of the MTS Proxy Statement (and will consider in good faith any comments raised by the Sellers’ Representative). As soon as practicable following the receipt of final comments on the MTS Proxy Statement, MTS will file the MTS Proxy Statement with the SEC and cause the MTS Proxy Statement to be mailed to its shareholders as promptly as practicable following its filing date, convening the special general meeting of the shareholders of MTS (the “MTS Shareholders’ Meeting”).  If at any time prior to the date of the MTS Shareholders’ Meeting any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment of or a supplement to the MTS Proxy Statement as shall be determined MTS, MTS shall prepare, in a form acceptable to the Sellers’ Representative, such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly filed and/or distributed to the shareholders of MTS.

6.9           Non-Solicitation of Employees.  For a period of two years from and after the Closing Date, without the prior written consent of MTS, none of the Sellers or the FPSV Sellers will, directly or indirectly, solicit, hire or retain as an employee, independent contractor or consultant any Vexigo Employees or Vexigo Consultants, or induce or attempt to induce any such Vexigo Employees or Vexigo Consultants to terminate his or her employment or relationship with Vexigo by resignation, retirement or otherwise. The term “solicit, hire or retain” shall not be deemed to include generalized searches for, and as a result hiring of, employees through media advertisements that are not focused on individuals that are employed by MTS or Vexigo.

6.10           Confidential Information.

(a)           At all times before and after the Closing Date, all of the Parties hereby and their respective directors, officers, employees, agents and representatives shall maintain in strictest confidence, and shall not disclose to third parties or use for their benefit or for the benefit of any third party, any and all non-public information concerning Vexigo, FPSV and MTS, except as may be required by Law.

(b)           In the event that a Law applicable to any of the Parties hereto or any of their Affiliates or Representatives requires them to disclose any such information, the Sellers’ Representative or MTS, as the case may be, will promptly notify MTS or Sellers’ Representative, as the case may be in writing so that MTS or Sellers’ Representative, as the case may be, may seek a protective order or other motion to prevent or limit the production or disclosure of such information.  If such motion has been denied, has not been promptly prosecuted or is pending and unresolved at the time disclosure of such information is required by Law, then the Person required to disclose such information may disclose only such portion of such information which (i) based on advice of such Person’s outside legal counsel is required by Law to be disclosed (provided that the Person required to disclose such information will use all reasonable efforts to preserve the confidentiality of the remainder of such information) or (ii) MTS or Sellers’ Representative, as the case may be consents in writing to having it disclosed. Such Person will not, and will not permit any of its Affiliates or its or their Representatives to, oppose any motion for confidentiality brought by MTS or Sellers’ Representative, as the case may be. Such Person will continue to be bound by its obligations pursuant to this Section 6.10 for any information that is not required to be disclosed, or that has been afforded protective treatment, pursuant to such motion.

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6.11           Public Announcements. From the date hereof through the Closing Date, no Party hereto shall make any press release or public announcement or any disclosure to any third person (other than to employees of MTS and Vexigo, attorneys, accountants and other advisors of the Parties hereto in connection with the transactions contemplated hereby) concerning the transactions contemplated by this Agreement. Notwithstanding the foregoing, if such an announcement is required by applicable Law or any listing agreement with a national securities exchange or quotation system the Party required to make such announcement shall provide notice to and a copy of such as promptly as practicable in advance of such announcement and, will use all reasonable efforts to consult with the other Parties and consider the views of the other Parties with respect to such announcement prior to making such announcement.

6.12           Exclusive Dealing. Between the date hereof and the earlier of the Closing Date and the termination of this Agreement, Vexigo, FPSV, the Sellers and the FPSV Sellers shall not (and shall use reasonable efforts to cause their Representatives and Affiliates not to), directly or indirectly, take any of the following actions with any party other than MTS and its designees without MTS prior written consent: (i) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with respect to, any offer or proposal to acquire or license all or substantially all, or a significant portion (other than its products in the ordinary course of business), of Vexigo’s business, technologies or properties or any of Vexigo’s or FPSV’s equity whether by merger, purchase of assets, equity purchase (including convertible securities), license, tender offer or otherwise (including any option or right with respect to any of the foregoing), or enter into any agreement providing for, or effect, any such transaction; (ii) disclose any information not customarily disclosed in the ordinary course of business to any person concerning Vexigo’s and FPSV’s business, technologies or properties or afford to any person or entity including, but not limited to, financing parties, access to its properties, books or records; (iii) assist or cooperate with any person to:  (a) make any proposal to, directly or indirectly, purchase all or any portion of Vexigo’s or FPSV’s equity; or (b) license all or any material portion of Vexigo’s assets; or (iv) enter into any agreement or arrangement with any person providing for the acquisition or licensing of all or any significant portion of Vexigo (whether by way of merger, purchase of assets, equity purchase, license, tender offer or otherwise). In the event that any of Vexigo, FPSV, the Sellers and the FPSV Sellers shall receive, or shall become aware that any of their respective officers, managers, employees, members, agents, representatives or affiliates has received, any offer or proposal, directly or indirectly, of the type referred to in clause (i) or (iii) above, or any request for disclosure or access pursuant to clause (ii) above, it shall notify MTS of such offer or proposal within twenty-four hours thereof, including without limitation information as to the specific terms of such offer or proposal, as the case may be, and will cooperate with MTS by furnishing any information MTS may reasonably request with respect thereto. Vexigo, FPSV, the Sellers and the FPSV Sellers all agree to immediately terminate any current discussions with third parties with respect to any of the foregoing and represent that they have the right to so terminate any such discussions.

6.13           Non-Competition. From the Closing Date and until the second anniversary of the Closing Date, each of Kobi Ram and Amit Reshef shall not, directly or indirectly, enter into, participate or engage, directly or indirectly, in the development, marketing or sale of any products or services, or promote or assist, financially or otherwise, any Person that competes with Vexigo’s business. Each of the Sellers and the FPSV Sellers acknowledges, represents and warrants to Vexigo and MTS that its covenants contained in this Section 6.13 are reasonably necessary for the protection of MTS’s and Vexigo’s interests under this Agreement and are not unduly restrictive upon such Sellers and FPSV Sellers or any Affiliates thereof.

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6.14          Equity Consideration.

(a)           Exemption from Registration Requirements. Based on the representations provided by each of the Sellers and the FPSV Sellers in Section 4.3, MTS shall issue the MTS Shares comprising the Equity Consideration based on exemption from the registration requirements under the 1933 Act in reliance of the provisions of Regulation D and Regulation S promulgated thereunder. Each of the Sellers and the FPSV Sellers is aware that the MTS Shares comprising the Equity Consideration will not be registered under the 1933 Act and that the offer and sale of the MTS Shares comprising the Equity Consideration to it are being made in reliance on Regulation S or Regulation D, as applicable,  under the 1933 Act.

(b)           Lock-Up of Equity Consideration. Each of the Sellers and the FPSV Sellers will not be permitted to sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of (each, a “transfer”) any of the MTS Shares comprising the Equity Consideration held by them: (i) with respect to 50% of the MTS Shares issued to each of the Sellers and the FPSV Sellers for a period of six months following the Closing Date and (ii) with respect to the remaining 50% of the MTS Shares issued to each of the Sellers and the FPSV Sellers for a period of one year following the Closing Date.

(c)           Legends. The certificates evidencing the Equity Consideration issued pursuant to this Agreement will bear the following legends reflecting the foregoing restrictions on the transfer of such securities, in addition to any legend required by applicable U.S. state securities laws:

“THESE SECURITIES ARE SUBJECT TO CONTRACTUAL LOCK-UP PROVISIONS AS SET FORTH IN THE SHARE PURCHASE AGREEMENT DATED FEBRUARY 3, 2015.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT OR OTHER APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

(d)           Exempt Sales. Each of the Sellers and FPSV Sellers agrees to transfer the MTS Shares comprising the Equity Consideration only pursuant to an available exemption from registration under the 1933 Act or, if applicable in the future, pursuant to an effective Registration Statement under the 1933 Act; and it agrees not to engage in hedging transactions with regard to such securities unless in compliance with the 1933 Act.

6.15           NASDAQ Listing. On or prior to the Closing Date, MTS shall cause the Equity Consideration to be to be approved for listing on the Nasdaq Stock Market, subject to official notice of issuance.

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6.16           Vexigo’s Offices. MTS agrees that for a period of at least two years following the Closing Date, the offices of Vexigo will remain in the Ness Tsiona/Rehovot area.

6.17           Key-Employees.

(a)           Retention. Each of Kobi Ram and Amit Reshef (the “Vexigo Key Employees”) hereby undertakes to continue to be employed by Vexigo for a period of at least two years following the Closing. It is hereby agreed that notwithstanding anything to the contrary contained herein, in the event any of the Vexigo Key Employees resigns at will and not for “good reason,” or is terminated by MTS for “cause”, such Vexigo Key Employee shall pay MTS: (i) a termination fee of $100,000 if the termination is effected during the first year following the Closing Date, (ii) a termination fee of $50,000 if the termination is effected after the first anniversary of the Closing but before the 18 month anniversary of the Closing, or (iii) a termination fee of $25,000 if the termination is effected after the 18 month anniversary of the Closing and before the second anniversary of the Closing (as applicable, the “Termination Fee”). The Termination Fee will be paid only by means of set off from any amounts owed to the relevant Vexigo Key Employee. For purposes of this Section the term “cause” shall mean: (i) a breach by the Vexigo Key Employee of any of the material terms or conditions of the Vexigo Key Employee Employment Agreement or this Agreement, which, to the extent curable is not cured following an advance written notice of at least 10 days; (ii) the Vexigo Key Employee commits a felony or perpetrates a fraud against MTS and/or Vexigo and/or any of its affiliates; (iii) the commission by the Vexigo Key Employee of any act of disloyalty, gross negligence, dishonesty or breach of fiduciary duty toward MTS, Vexigo or any of their clients; or (iv) an event that under Israeli law would not entitle the Vexigo Key Employee to severance pay from Vexigo. For purposes of this Section the term “good reason” shall mean a material adverse change in the Vexigo Key Employee’s scope of work or responsibilities or salary.

(b)           Post-Closing Cooperation. Following Closing, Vexigo’s CEO will report and be subordinate to the Vexigo Board of Directors and to the CEO of MTS. Without derogating from any of the obligations of the Vexigo Key Employees pursuant to this Agreement, their Employment Agreement and any applicable law, the Vexigo Key Employees undertake to fully cooperate on an ongoing basis with MTS’s representatives.

6.18          FPSV Tax Liabilities. Notwithstanding anything to the contrary contained in this Agreement, it is hereby agreed that the FPSV Sellers, jointly and severally, shall bear any and all tax related payments, expenses and costs in connection with FPSV’s operations, activities and actions up to the Closing, whenever such payments, costs and expenses are due, and will pay such amounts to MTS or FPSV within ten (10) days of receipt of a written request delivered to the FPSV Sellers’ Representative. MTS, FPSV and Vexigo may, without derogating from any of their rights and remedies, set off any amounts due pursuant to this Section from any amounts they may now or in the future owe to any of the FPSV Sellers.

ARTICLE 7. CONDITIONS TO CLOSING

7.1           Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of each Party to this Agreement to effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of MTS and the Sellers’ Representative:

(a)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Transaction illegal or otherwise prohibiting consummation of the Transaction.

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(b)           NASDAQ Listing Approval.  MTS shall have obtained the approval of the NASDAQ Stock Market for the listing thereon of the MTS Shares comprising the Equity Consideration following the Closing.

(c)           MTS Shareholders’ Approval. The MTS Shareholders’ Approval shall have been obtained.

(d)           Escrow Agreement. The Escrow Agreement, in a form acceptable to MTS and the Sellers Representative, shall be executed by the Escrow Agent.

7.2           Conditions to Obligations of MTS. The obligations of MTS to effect the transactions contemplated by this Agreement are subject to the satisfaction or waiver by MTS at or prior to the Closing Date of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties set forth in ARTICLE 2, ARTICLE 3 and ARTICLE 4 shall be true and correct in all respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date (other than those representations and warranties which were qualified by terms such as “material”, “materially” or “Material Adverse Effect” which representations and warranties as so qualified shall be true and correct in all respects on and as of the Closing Date), and Vexigo, FPSV, the Sellers and the FPSV Sellers shall have delivered to MTS a certificate confirming the foregoing as of the Closing Date; provided that Vexigo, FPSV, the Sellers and the FPSV Sellers may revise the Disclosure Letters provided by them to the extent such revision does not result in a Material Adverse Effect.

(b)           Performance of Obligations of Vexigo, FPSV, the Sellers and the FPSV Sellers.  Each and all of the covenants and agreements of each of Vexigo, FPSV, the Sellers and the FPSV Sellers to be performed or complied with pursuant to this Agreement on or prior to the Closing Date shall have been fully performed and complied with, and Vexigo, FPSV, the Sellers and the FPSV Sellers shall have delivered to MTS a certificate confirming the foregoing as of the Closing Date.

(c)           No Material Adverse Change.  There shall not exist any condition, circumstance or state of facts, and there shall not have been any event, occurrence, change, development or circumstance, which has had a Material Adverse Effect on Vexigo or FPSV, provided however that for the purpose of this section a decrease of 20% in the revenues of Vexigo during certain 30 day period comparing to the previous 30 day period shall not be deemed as a Material Adverse Effect on Vexigo or FPSV.

(d)           Consents.  All Consents and orders of all Persons (including from Governmental Authorities) required to be obtained prior to the Closing in connection with the execution, delivery and performance of the transactions contemplated by this Agreement by MTS or the consummation of the transactions contemplated by this Agreement by MTS shall have been obtained and shall be in full force and effect.

(e)           New Chairman Agreement. Vexigo shall have executed a new agreement with Mr. Adi Orzel to act as Chairman of the Board of Vexigo in consideration for a monthly consideration of $4,000  (containing standard and reasonable terms).

(f)           Closing Deliverables.  MTS received all closing deliverables as set forth in Sections 1.8(a) and 1.8(b) in form and substance acceptable to MTS.

7.3           Conditions to Obligations of the Sellers and the FPSV Sellers. The obligations of the Sellers and the FPSV Sellers to effect the transactions contemplated by this Agreement are subject to the satisfaction or waiver by the Sellers’ Representative at or prior to the Closing Date of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of MTS set forth in ARTICLE 5 shall be true and correct in all respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date (other than those representations and warranties which were qualified by terms such as “material”, or “materially” which representations and warranties as so qualified shall be true and correct in all respects on and as of the Closing Date), and MTS shall have delivered to the Sellers’ Representative a certificate signed by an executive officer thereof confirming the foregoing as of the Closing Date; provided that MTS may revise the MTS Disclosure Letter provided by it to the extent such revision does not result in a Material Adverse Effect.

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(b)           Closing Deliverables.  Vexigo, FPSV, the Sellers and the FPSV Sellers shall have received all closing deliverables as set forth in Section 1.8(c) in form and substance acceptable to them.

(c)           No Material Adverse Change.  There shall not exist any condition, circumstance or state of facts, and there shall not have been any event, occurrence, change, development or circumstance, which has had a Material Adverse Effect on MTS.

(d)           Resigning MTS Director. One of the non independent members of the Board of Directors of MTS (the “Resigning MTS Director”) resigned his or her position as a member of such Board, all effective as of the Closing Date.

(e)           MTS Shareholders Lock-Up Agreements. Chaim Mer and Roger Challen will execute lock-up agreements containing limitations on the sale of MTS Shares held by each of them and their respective Affiliates as of the Closing Date that are the same as the limitations included in Section 6.14(b).

(f)           Voting undertaking. Each of Chaim Mer, Isaac Ben Bassat and Roger Challen have executed the Voting Undertaking and Irrevocable Proxy attached hereto as Exhibit 7.3(f).

ARTICLE 8.TERMINATION; FEES AND EXPENSES, AMENDMENT, EXTENSION

8.1           Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

(a)           by the mutual written agreement of MTS, Vexigo, FPSV, the Sellers and the FPSV Sellers;

(b)           by written notice by MTS to Vexigo, FPSV, the Sellers and the FPSV Sellers or by the Sellers’ Representative to MTS, if the Closing Date shall not have occurred on or before June 3, 2015 (the “Termination Date”), except that a Party may not so terminate this Agreement if the absence of such occurrence is due to the failure of such Party to be in compliance with its obligations under this Agreement.

(c)           by written notice by MTS to Vexigo, FPSV, the Sellers and the FPSV Sellers or by the Sellers’ Representative to MTS, if there shall be any Law that makes consummation of the transaction contemplated by this Agreement illegal or otherwise prohibited or if any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall not be subject to appeal or shall have become final and unappealable;

(d)           by MTS, if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of any of Vexigo, FPSV, any of the Sellers or the FPSV Sellers and (i) the breaching Party is not using its commercially reasonable efforts to cure such breach, or has not cured such breach within 15 days, after notice of such breach has been given by MTS to the breaching Party; provided, however, that, no cure period shall be required for any such breach which by its nature cannot be cured and (ii) as a result of such breach, one or more of the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied at or prior to the Closing;

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(e)           By the Sellers’ Representative if none of Vexigo, FPSV, the Sellers and the FPSV Sellers are in material breach of their obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of MTS and (i) MTS is not using its commercially reasonable efforts to cure such breach, or has not cured such breach within 15 days, after notice of such breach has been given by them to MTS; provided, however, that no cure period shall be required for any such breach which by its nature cannot be cured and (ii) as a result of such breach, one or more of the conditions set forth in Section 7.1 or Section 7.3 would not be satisfied at or prior to the Closing;

(f)           by MTS, if there shall have occurred any event or condition of any character that has had a Material Adverse Effect on Vexigo or FPSV; or

(g)           by Sellers’ Representative, if there shall have occurred any event or condition of any character that has had a Material Adverse Effect on MTS.

8.2           Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement (other than the provisions of Section 6.10, ARTICLE 8 and ARTICLE 10, which shall continue in effect) shall thereafter become void and have no effect, without any liability on the part of any Party or its Representatives in respect thereof; provided, however, that nothing herein shall relieve any Party from liability or any willful breach of any of its undertakings hereunder prior to the termination.

8.3           Transaction Expenses. Each of Vexigo, FPSV, the Sellers, the FPSV Sellers and MTS will bear their own Transaction Expenses.

8.4           Amendment. Subject to applicable Law, this Agreement may be amended at any time by execution of an instrument in writing signed by MTS, Vexigo, FPSV, and the Sellers and FPSV Sellers representing, directly and indirectly, the majority of the outstanding share capital of Vexigo excluding the shares held by FPSV (the “Majority Sellers”); provided, however, that to the extent the amendment adversely affects the rights of the FPSV Sellers as compared to the rights of the Sellers, pro rata to their direct and indirect holdings in Vexigo, then the separate signatures of the FPSV Sellers representing the majority of the outstanding share capital of FPSV (the  “Majority FPSV Sellers”) will also be required.

8.5           Extension. At any time prior to the Closing Date, any Party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE 9. SURVIVAL AND INDEMNIFICATION

9.1           Survival of Representations, Etc.

(a)           other than with respect to fraud or willful misconduct: (i) the representations and warranties included in ARTICLE 2, ARTICLE 3 and ARTICLE 4 of this Agreement shall survive the Closing and shall expire eighteen (18) months following the Closing Date (the “First Indemnification Expiry Date”), and (ii) notwithstanding (i), the representations and warranties included in Section 2.8, Section 2.11, Section 3.6 and Section 3.9 shall survive the Closing and shall expire thirty six (36) months following the Closing Date (the “Second Indemnification Expiry Date”); provided, however, that if, at any time prior to the First Indemnification Expiry Date or the Second Indemnification Expiry Date any MTS Indemnitee (acting in good faith) delivers to the Sellers’ Representative or the FPSV Representative, as the case may be, a written notice alleging the existence of an inaccuracy in, or a breach of, any of the representations and warranties made by any of Vexigo, the Sellers, FPSV and the FPSV Sellers (and setting forth in reasonable detail the basis for such MTS Indemnitee’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2 or Section 9.3, as the case may be, based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the First Indemnification Expiry Date or the Second Indemnification Expiry Date, as the case may be, until such time as such claim and any potential Damages are fully and finally resolved (such final time hereinafter referred to as the “Indemnification Completion Date”).

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(b)           other than with respect to fraud or willful misconduct: (i) the representations and warranties included in ARTICLE 5 shall survive the Closing and shall expire on the First Indemnification Expiry Date, and (ii) notwithstanding (i), the representations and warranties included in Sections 5.6 shall survive the Closing and shall expire on the Second Indemnification Expiry Date; provided, however, that if, at any time prior to the First Indemnification Expiry Date or the Second Indemnification Expiry Date, as the case may be, the Sellers’ Representative (acting in good faith) delivers to MTS a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by MTS (and setting forth in reasonable detail the basis for the Sellers’ Representative’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.4 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the First Indemnification Expiry Date or the Second Indemnification Expiry Date, as the case may be, until such time as such claim and any potential Damages are fully and finally resolved. Notwithstanding anything to the contrary contained in this Agreement, it is hereby agreed that in the event a representation or warranty with respect to Vexigo, FPSV, the Sellers or the FPSV Sellers is qualified as to the Knowledge of any of such Persons or as to materiality, such Knowledge and materiality qualifiers, as the case may be, will be deemed to be included in the representations and warranties of MTS as they relate to the same subject matter.

9.2           Sellers Indemnification.

(a)           Indemnification. From and after the Closing Date (but subject to Sections 9.1(a) and 9.2(b) and (c)), the Sellers and the FPSV Sellers severally and jointly, shall hold harmless and indemnify each MTS Indemnitee from and against, and shall compensate, reimburse and pay for, any Damages which are directly or indirectly suffered or incurred by any MTS Indemnitee or to which any MTS Indemnitee may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with: (i) any inaccuracy in or breach of any representation or warranty made by any of Vexigo, the Sellers, FPSV and the FPSV Sellers as of the date of this Agreement or as of the Closing Date that is set forth in this Agreement (after giving effect to the Vexigo Disclosure Letter), other than inaccuracy in or breach of any representation or warranty made by FPSV and FPSV Sellers which is set forth in ARTICLE 3 of this Agreement, (ii) any breach of any covenant or obligation of Vexigo, the Sellers or the FPSV Sellers in this Agreement other than breaches of covenants which are related to FPSV, or (iii) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clauses (i) or (ii) of this Section 9.2(a) (including any Legal Proceeding commenced by any MTS Indemnitee for the purpose of enforcing any of its rights under this Section 9.2(a)); provided, however, that with respect to an inaccuracy or breach of representation of, or breach of any covenant or obligation made by, a specific Seller or FPSV Seller under ARTICLE 2 and ARTICLE 4 with respect to itself, the indemnification obligations hereunder shall be several and not joint.

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(b)           Threshold. No MTS Indemnitee shall be entitled to indemnification pursuant to Sections 9.2(a) or otherwise for any inaccuracy in or breach of any of Vexigo’s, the Sellers’, FPSV’s or the FPSV Sellers’ representations and warranties set forth in this Agreement until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the MTS Indemnitees, or to which any one or more of the MTS Indemnitees has or have otherwise become subject, exceeds fifty thousand Dollars ($50,000) in the aggregate (the “Threshold”), and once the total amount of such Damages exceeds the Threshold, then any MTS Indemnitee that has suffered or incurred any Damages shall be entitled to be indemnified against and compensated, reimbursed and paid for all of its Damages, subject to Section 9.2(c).

(c)           Limit on Damages. The aggregate amount of all Damages for which the Sellers and the FPSV Sellers shall be liable under this Section 9.2 and under Section 9.3 shall not exceed the amount deposited in the Escrow Fund (the “Vexigo Maximum Indemnity”), which, with respect to the Escrow Shares, will be determined: (i) in case of satisfaction of indemnification obligations towards an MTS Indemnitee that did not result in out of pocket expenses, by multiplying the Escrow Shares by the average of the closing prices of the MTS Shares on the NASDAQ Capital Market for the last ten (10) trading days ending on the trading day immediately prior to the Closing Date (in this case the shares shall be forfeited as provided for in Section 9.6(b) and not sold), and (ii) in case of satisfaction of indemnification obligations towards MTS Indemnitee as a result of third party claims or due to out-of-pocket expenses, by the actual net monetary amount obtained from selling the Escrow Shares, or any of them, whenever such shares are sold (in each case, the “Deemed Value”). It is hereby agreed that MTS will determine the timing of sale of the Escrow Shares required to cover such Damages at its sole discretion and such Escrow Shares will be held in escrow pending their sale. Notwithstanding the foregoing, the Vexigo Maximum Indemnity shall not apply to Damages suffered by any MTS Indemnitee as a result of or related to a claim for fraud or willful misconduct. All Damages for which the Sellers or the FPSV Sellers are liable shall first be satisfied out of the Escrow Cash and thereafter be satisfied by delivery of the Escrow Shares at the Deemed Value per share.

(d)           Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against Vexigo, against MTS or against any other Person) with respect to which any of the MTS Indemnitees may be entitled to indemnification or any other remedy pursuant to this Section 9.2, MTS shall give the Sellers’ Representative written notice of the commencement of any such Legal Proceeding against an MTS Indemnitee within fifteen (15) days after such commencement. The Sellers’ Representative shall have the right to defend such claim or Legal Proceeding at the Sellers’ expense. If the Sellers’ Representative does not elect to proceed with the defense of any such claim or Legal Proceeding, Vexigo or MTS may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Sellers’ Representative and at the Sellers’ expense to be paid from the Escrow Fund; provided, however, that MTS may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of the Sellers’ Representative (which consent may not be unreasonably withheld or delayed). For any such claim or Legal Proceeding, the Sellers’ Representative shall have the right to settle, adjust or compromise such claim or Legal Proceeding without the consent of the MTS Indemnitee as long as any such settlement, adjustment or compromise does not include an admission of liability by any MTS Indemnitee, the payment of any consideration by an MTS Indemnitee or impose any obligation on any MTS Indemnitee. Any such settlement, adjustment or compromise not meeting the foregoing will require the MTS Indemnitee’s consent; provided, however, that such consent shall not be unreasonably withheld or delayed. Any MTS Indemnitee may participate in any Legal Proceeding at its own expense.

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(e)           Employment Matters Indemnification. Notwithstanding anything to the contrary contained herein, the Sellers and the FPSV Sellers, jointly and severally, shall indemnify and hold harmless the MTS Indemnitees from and against all Damages suffered or incurred by them as a result of the matters set forth in Section 2.12(f), sub sections 1 through 5, of the Vexigo Disclosure Letter and will pay such amounts to the relevant MTS Indemnitee within ten (10) days of receipt of a written request accompanied by the proof of such Damage delivered to the Sellers’ Representative.  It is explicitly agreed that the limitations set forth in Sections 9.1(a), 9.2(a), 9.2(b) 9.2(c) and 9.3(b) shall not apply to indemnifications under this Section 9.2(e) and that notwithstanding the provisions of Section 9.9 herein, for purposes of this Section 9.2(e) Damages will include amounts accrued on the Vexigo Financial Statements other than amounts that were not paid to the Sellers and FPSV Sellers in connection with an employment-related short-term liability pursuant to Section 1.4 herein. The MTS Indemnitees may, without derogating from any of their rights and remedies, set off any amounts due to them hereunder from any amounts they may now or in the future owe to any of the Sellers or the FPSV Sellers.

9.3           FPSV Sellers Indemnification.

(a)           Indemnification. From and after the Closing Date (but subject to Sections 9.1(a) and 9.2(b) and 9.2(c)), the FPSV Sellers severally and jointly, shall hold harmless and indemnify each MTS Indemnitee from and against, and shall compensate, reimburse and pay for, any Damages which are directly or indirectly suffered or incurred by any MTS Indemnitee or to which any MTS Indemnitee may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with: (i) any inaccuracy in or breach of any representation or warranty made by any of FPSV and the FPSV Sellers as of the date of this Agreement or as of the Closing Date that is set forth in this Agreement (after giving effect to the FPSV Disclosure Letter), (ii) any breach of any covenant or obligation of FPSV or the FPSV Sellers in this Agreement, or (iii) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clauses (i) or (ii) of this Section 9.3(a) (including any Legal Proceeding commenced by any MTS Indemnitee for the purpose of enforcing any of its rights under this Section 9.3(a)); provided, however, that with respect to an inaccuracy or breach of representation of, or breach of any covenant or obligation made by, a specific FPSV Seller under ARTICLE 3 with respect to itself, the indemnification obligations hereunder shall be several and not joint.

(b)           Threshold. No MTS Indemnitee shall be entitled to indemnification pursuant to Sections 9.3(a) or otherwise for any inaccuracy in or breach of any of FPSV’s or the FPSV Sellers’ representations and warranties set forth in this Agreement (after giving effect to the FPSV Disclosure Letter) until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the MTS Indemnitees, or to which any one or more of the MTS Indemnitees has or have otherwise become subject, exceeds $50,000 (the “FPSV Threshold”) in the aggregate, and once the total amount of such Damages exceeds the FPSV Threshold, then any MTS Indemnitee that has suffered or incurred any Damages shall be entitled to be indemnified against and compensated, reimbursed and paid for all of its Damages, subject to Section 9.2(c). For the removal of any doubt it is hereby clarified that the Threshold will be calculated by aggregating Damages that are indemnifiable pursuant to Sections 9.2 and 9.3.

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(c)           Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against FPSV, against MTS or against any other Person) with respect to which any of the MTS Indemnitees may be entitled to indemnification or any other remedy pursuant to this Section 9.3, MTS shall give the FPSV Sellers’ Representative written notice of the commencement of any such Legal Proceeding against an MTS Indemnitee within fifteen (15) days after such commencement. The FPSV Sellers’ Representative shall have the right to defend such claim or Legal Proceeding at the FPSV Sellers’ expense. If the FPSV Sellers’ Representative does not elect to proceed with the defense of any such claim or Legal Proceeding, FPSV or MTS may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to FPSV Sellers’ Representative and at the FPSV Sellers’ expense to be paid from the Escrow Fund; provided, however, that MTS may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of the FPSV Sellers’ Representative (which consent may not be unreasonably withheld or delayed). For any such claim or Legal Proceeding, the FPSV Sellers’ Representative shall have the right to settle, adjust or compromise such claim or Legal Proceeding without the consent of the MTS Indemnitee as long as any such settlement, adjustment or compromise does not include an admission of liability by any MTS Indemnitee, the payment of any consideration by an MTS Indemnitee or impose any obligation on any MTS Indemnitee. Any such settlement, adjustment or compromise not meeting the foregoing will require the MTS Indemnitee’s consent; provided, however, that such consent shall not be unreasonably withheld or delayed. Any MTS Indemnitee may participate in any Legal Proceeding at its own expense.

9.4           MTS Indemnification.

(a)           Indemnification. From and after the Closing Date (but subject to Sections 9.1(b) and 9.4(b) and (c)), MTS shall hold harmless and indemnify the Sellers and the FPSV Sellers from and against, and shall compensate, reimburse and pay for, any Damages which are directly or indirectly suffered or incurred by the Sellers and/or the FPSV Sellers or to which the Sellers and/or the FPSV Sellers may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with: (i) any inaccuracy in or breach of any representation or warranty made by MTS as of the date of this Agreement or as of the Closing Date that is set forth in this Agreement (after giving effect to the MTS Disclosure Letter), (ii) any breach of any covenant or obligation of MTS, or (iii) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clauses (i) or (ii) of this Section 9.4(a) (including any Legal Proceeding commenced by the Sellers’ Representative for the purpose of enforcing any of the Sellers’ and the FPSV Sellers’ rights under this Section 9.4(a)).

(b)           Threshold. None of the Sellers and the FPSV Sellers shall be entitled to indemnification pursuant to Section 9.4(a) for any inaccuracy in or breach of any of MTS’s representations and warranties set forth in this Agreement (after giving effect to the MTS Disclosure Letter) until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) that have been suffered or incurred by the Sellers and the FPSV Sellers, or to which the Sellers and the FPSV Sellers have otherwise become subject, exceeds the Threshold in the aggregate, and once the total amount of such Damages exceeds the Threshold, then the Sellers and the FPSV Sellers shall be entitled to be indemnified against and compensated, reimbursed and paid for all of their Damages, pro rata to their holdings in the Vexigo Shares, directly and indirectly, and subject to Section 9.4(c).

(c)           Limit on Damages. The aggregate amount of all Damages for which MTS shall be liable under this Section 9.4 shall not exceed: (i) $400,000 for claims filed until the First Indemnification Expiry Date and (ii) $160,000 for claims filed after the First Indemnification Expiry Date and until the Second Indemnification Expiry Date; provided, however that in the event the Earn-out Escrow Amount is less than $400,000, the amount set forth under (ii) shall be multiplied by the actual Earn-out Escrow Amount divided by $400,000. Notwithstanding the foregoing, MTS shall be liable for all Damages suffered by the Sellers and the FPSV Sellers as a result of or related to a claim for fraud or willful misconduct.

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(d)           Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against a Seller, an FPSV Seller or against any other Person) with respect to which any the Sellers and the FPSV Sellers may be entitled to indemnification or any other remedy pursuant to this Section 9.4, the Sellers’ Representative shall give MTS written notice of the commencement of any such Legal Proceeding within fifteen (15) days following such commencement. MTS, Vexigo or FPSV, as the case may be, shall have the right to defend such claim or Legal Proceeding. If MTS, Vexigo or FPSV do not elect to proceed with the defense of any such claim or Legal Proceeding, the Sellers’ Representative may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to MTS, and at MTS’s, Vexigo’s or FPSV’s expense; provided, however, that the Sellers’ Representative may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of MTS (which consent may not be unreasonably withheld or delayed). For any such claim or Legal Proceeding, MTS shall have the right to settle, adjust or compromise such claim or Legal Proceeding without the consent of the Sellers’ Representative as long as any such settlement, adjustment or compromise does not include an admission of liability by the Sellers and the FPSV Sellers, the payment of any consideration by a Seller or an FPSV Seller or impose any obligation on a Seller or an FPSV Seller. Any such settlement, adjustment or compromise not meeting the foregoing will require the Sellers’ Representative’s consent; provided, however, that such consent shall not be unreasonably withheld or delayed. Any Seller or FPSV Seller may participate in any Legal Proceeding at its own expense.

9.5           Sellers Escrow Arrangements.

(a)           Sellers Escrow Fund. As security for the indemnity provided for in Sections 9.2 and 9.3 and pursuant to the terms of an escrow agreement to be executed between the parties and an escrow agent, to be mutually agreed upon by MTS and the Sellers Representative (the “Escrow Agent”) prior to the Closing (the “Escrow Agreement”), MTS shall deposit the Escrow Shares with the Escrow Agent at the Closing and, upon their respective payment dates, one hundred thousand US dollars ($100,000) out of the Second Installment and the Third Installment in the amount of five hundred thousand US dollars ($500,000) (together, the “Initial Cash Escrow”, and together with the Escrow Shares, the “Initial Escrow Fund”), which shares and amounts shall be allocated from the Sellers and FPSV Sellers as set forth in the Closing Consideration Table. In addition, any Earn-out Payment up to an aggregate amount of four hundred thousand US dollars ($400,000) will be delivered to the Escrow Agent (the “Second Escrow Fund” and, together with the Initial Escrow Fund, the “Escrow Fund”). The Escrow Agent shall hold the Escrow Fund to be governed by the terms set forth herein and in the Escrow Agreement.

(b)           Escrow Period. Subject to the terms of the Escrow Agreement the Escrow Fund shall be deposited in escrow with the Escrow Agent during the following periods: (A) the Initial Cash Escrow: the escrow period shall commence immediately following the Effective Time and shall terminate at 23:59, Israel time on later of: (i) 18 months from the Closing, or (ii) the Indemnification Completion Date related to a claim for recovery submitted by MTS under Section 9.2 or Section 9.3 during 18 months from the Closing; (B) the Escrow Shares: the escrow period shall commence immediately following the Effective Time and shall terminate at 23:59, Israel time on later of: (i) 12 months from the Closing, or (ii) the Indemnification Completion Date related to a claim for recovery submitted by MTS under Section 9.2 or Section 9.3 during 12 months from the Closing; and (C) the Second Escrow Fund: the escrow period shall commence upon the deposit of the Earn-out Escrow Amount in escrow and shall terminate at 23:59, Israel time on later of: (i) 36 months from the Closing, or (ii) the Indemnification Completion Date related to a claim for recovery timely submitted by MTS under Section 9.2 or Section 9.3 (each of such periods - the “Escrow Period”).

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(c)           Protection of Escrow Fund.

(i)           The Escrow Agent shall hold and safeguard the Escrow Fund during the applicable Escrow Periods, shall treat such fund as a trust fund in accordance with the terms of the Escrow Agreement and not as the property of MTS and shall hold and dispose of the Escrow Fund only in accordance with the terms of the Escrow Agreement.

(ii)           Any MTS Shares or other equity securities issued or distributed by MTS (including shares issued upon a share split, share dividend or recapitalization of MTS) (the “New Sellers Shares”) in respect of the Escrow Shares that have not been released from the Escrow Fund shall be added to the Escrow Fund and become a part thereof. Cash dividends on MTS Shares shall be distributed to the Sellers and the FPSV Sellers immediately upon receipt of such cash dividends and shall not be held in escrow.

(iii)           The Escrow Agent will provide a proxy to the relevant Sellers and FPSV Sellers in connection with voting rights with respect to Escrow Shares or any New Sellers Shares added to the Escrow Fund.

9.6           Satisfaction of MTS Indemnitee Losses.

(a)           Distributions Related to Escrow Fund. The Escrow Fund shall be used to satisfy indemnification obligations regarding any Damages of any MTS Indemnitee for which an MTS Indemnitee delivers an indemnification notice under Section 9.2 or Section 9.3 during the Escrow Period and for which it is finally determined (by joint written instructions of MTS and the Sellers’ Representative given to the Escrow Agent or as otherwise determined pursuant to Section 9.12(d)) that indemnification is required under this Agreement, provided, that the Sellers and FPSV Sellers liability with respect to fraud or willful misconduct shall not be limited to the Escrow Fund. The Escrow Fund will be released to the Sellers and the FPSV Sellers as follows: (i) as promptly as practicable following the first anniversary of the Closing, the Escrow Agent shall promptly deliver to the Sellers and the FPSV Sellers: (A) the Escrow Shares, minus any and all amounts satisfied by set-off of the Escrow Fund for satisfaction of Damages pursuant to Section 9.2 or Section 9.3, minus (C) if any indemnification claim for Damages of any MTS Indemnitee contained in any indemnification notice delivered pursuant to Section 9.2 or Section 9.3 prior to the first anniversary of the Closing Date is not finally resolved, an amount equal to MTS’s reasonable good faith estimate of the cumulative amount of all Damages disputed in any such claims as of such time (the “Pending Claim Escrow Amount”), and (ii) as promptly as practicable following the First Indemnification Expiry Date, Escrow Agent shall promptly deliver to the Sellers and the FPSV Sellers: (A) the Initial Escrow Fund, minus (B) any and all amounts satisfied by set-off of the Escrow Fund for satisfaction of Damages pursuant to Section 9.2 or Section 9.3, minus (C) if any indemnification claim for Damages of any MTS Indemnitee contained in any indemnification notice delivered pursuant to Section 9.2 or Section 9.3 prior to the First Indemnification Expiry Date is not finally resolved, an amount equal to the Pending Claim Escrow Amount, and (iii) as promptly as practicable following the Second Indemnification Expiry Date, Escrow Agent shall promptly deliver to the Sellers and the FPSV Sellers: (A) the Escrow Fund, minus (B) any and all amounts satisfied by set-off of the Escrow Fund for satisfaction of Damages pursuant to Section 9.2 or Section 9.3, minus (C) if any indemnification claim for Damages of any MTS Indemnitee contained in any indemnification notice timely delivered pursuant to Section 9.2 or Section 9.3 is not finally resolved, the Pending Claim Escrow Amount with respect to such claims calculated pursuant to this Section. Each Pending Claim Escrow Amount shall remain in escrow until the dispute is finally resolved. If it is finally determined (by joint written instructions of MTS and the Sellers’ Representative given to the Escrow Agent or as otherwise determined pursuant to Section 9.12(d)) pursuant to this ARTICLE 9 that no MTS Indemnitee is entitled to any portion of a Pending Claim Escrow Amount or any portion of a Pending Claim Escrow Amount is not used to set-off against any such pending claims (the “Pending Claim Escrow Excess”), the Escrow Agent shall promptly deliver the Pending Claim Escrow Excess to the Sellers and the FPSV Sellers.

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(b)           Satisfaction of MTS Indemnitee Damages; Set-Off of Escrow Shares. Any indemnification obligation finally determined to be owed to the MTS Indemnitees shall initially be satisfied by the release of funds from the Escrow Fund and thereafter, in the event no more funds are available in the Escrow Fund, by set-off against the Escrow Shares at the Deemed Value or the Pending Claim Escrow Amount, as applicable, by reducing the Escrow Shares at the Deemed Value or the Pending Claim Escrow Amount, as applicable, on a dollar for dollar basis by the amount of such indemnification obligation, unless or until the Escrow Shares, or Pending Claim Escrow Amount, if applicable, have been reduced to zero, or all Damages have been satisfied in accordance with this Section 9.6; in such event any remaining funds or Escrow Shares shall be released to the Sellers and the FPSV Sellers as set forth in the Escrow Agreement. Any Escrow Shares used for the purposes of indemnification for Damages shall be deemed not paid up in full and shall be forfeited by MTS without any requirement for additional actions or notices on the part of MTS (beyond such actions and notices required by this ARTICLE 9).

9.7           Satisfaction of Sellers and FPSV Sellers Damages. Any indemnification obligation finally determined to be owed to the Sellers and the FPSV Sellers shall be satisfied, at MTS’s sole discretion by: (i) the issuance of additional MTS Shares to the Sellers and the FPSV Sellers, on a dollar for dollar basis, based on the Deemed Value and up to the amount set forth in Section 9.4(c) (the “MTS Compensation Shares”), (ii) payment of cash amounts to the Sellers and the FPSV Sellers, up to the amount set forth in Section 9.4(c), or (iii) a combination of (i) and (ii). The issuance of the MTS Compensation Shares shall be subject to the terms of Section 6.14 herein and all parties hereby undertake to execute any documents and provide any representations reasonably required in order to enable MTS to comply with applicable Legal Requirements in connection with the issuance of the MTS Compensation Shares.

9.8           Indemnification Completion Date. No claims may be brought by any Indemnitee against the Indemnifying Party after the First Indemnification Expiry Date or the Second Indemnification Expiry Date, as the case may be; provided, however, that any claims or Legal Proceedings for which indemnification is sought prior to the Indemnification Completion Date shall remain subject to such indemnification obligation until full resolution of the claim or Legal Proceeding and provided, further, that nothing in this Agreement shall limit the time in which a claim may be brought against any of the Parties hereto with respect to a claim arising out of breach of any covenant or obligation of such Party to be performed after the Closing Date.

9.9           Determination of Damages. For purposes of this Agreement, any determination of Damages shall (a) be reduced (i) by any Tax benefits realized by the indemnified party and (ii) by the amount of any insurance proceeds actually recovered by the indemnified party with respect to such Damages (after reasonable good faith efforts to recover thereon, including filing and diligent pursuit of a claim with the insurer) and after deducting any expenses in connection with receipt of such insurance proceeds, including any deductibles paid; and (b) exclude all items specified in Section 9.10. The calculation of Damages shall not include damages arising because of a change after Closing in Legal Requirements or accounting policies. To the extent that a claim for indemnification by any Indemnitee hereunder relates to a liability incurred by the indemnifying Party and there is an accrual on the MTS Financial Statements, the Vexigo Financial Statements or the FPSV Financial Statements, as applicable, in respect of such liability, then the determination of Damages in respect of such claim shall be net of such accrual.

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9.10           No Special or Punitive Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT OR PROVIDED FOR UNDER ANY APPLICABLE LAW, NO PARTY SHALL, IN ANY EVENT, BE LIABLE TO ANY OTHER PERSON, EITHER IN CONTRACT, TORT OR OTHERWISE, FOR ANY SPECIAL OR PUNITIVE DAMAGES RELATING TO THE BREACH OR ALLEGED BREACH HEREOF, WHETHER OR NOT THE POSSIBILITY OF SUCH DAMAGES HAS BEEN DISCLOSED TO THE OTHER PARTY IN ADVANCE OR COULD HAVE BEEN REASONABLY FORESEEN BY SUCH OTHER PARTY.

9.11           Exclusive Remedy. From and after the Effective Time, except for the remedy of specific performance, and except in the case of fraud, willful misconduct or breach of a covenant or agreement in this Agreement to be performed after the Closing Date, indemnification under this ARTICLE 9 shall be the sole and exclusive remedy for any claim or action related to or arising out of the transactions contemplated by this Agreement, whether such claim or action is based on contract, tort or otherwise.

9.12           Claims For Indemnification.

(a)           Claims Upon Escrow Fund.  Upon receipt by the Escrow Agent at any time on or before the First Indemnification Expiry Date or the Second Indemnification Expiry Date, as the case may be, of a claim by an MTS Indemnitee, the Escrow Agent shall, subject to the provisions of Section 9.12(b) herein, deliver to the MTS Indemnitee, as promptly as practicable, an amount from the Escrow Fund equal to such Damages.

(b)           Objections to Claims on Escrow Fund.  Simultaneously with the delivery of any claim to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Sellers’ Representative or the FPSV Sellers’ Representative, as applicable, and for a period of thirty (30) days after delivery to the Escrow Agent, the Escrow Agent shall make no delivery to the MTS Indemnitee of any of the Escrow Fund unless the Escrow Agent shall have received written authorization from the Sellers’ Representative to make such delivery. The failure by the Sellers’ Representative or the FPSV Sellers’ Representative, as the case may be, to object in writing within such 30-day period, shall be deemed an admission in the claim delivered by MTS and agreement to pay the Damages set forth therein. After the expiration of such 30-day period, the Escrow Agent shall make delivery of the amount of the claim to the MTS Indemnitee; provided that no such payment or delivery may be made if the Sellers’ Representative shall object in a written statement to the claim, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such 30-day period.

(c)           Claims by Sellers for Indemnification. Upon receipt by MTS at any time on or before the First Indemnification Expiry Date or the Second Indemnification Expiry Date, as the case may be, of a claim by the Sellers’ Representative, MTS shall either: (i) deliver to the Sellers and the FPSV Sellers, as promptly as practicable, their pro rata portion of the Damages up to the applicable limits set forth herein, or (ii) notify the Sellers’ Representative in writing, within thirty (30) days after delivery of the claim, of its objection to the claim in writing. The failure by MTS to object in writing within such 30-day period, shall be deemed an admission in the claim delivered by the Sellers’ Representative and agreement to pay the Damages set forth therein.

(d)           Resolution of Conflicts.  In case an indemnifying Party shall object in writing to any claim or claims made to recover Damages from the Escrow Fund or from MTS, as the case may be, within thirty (30) days after delivery of such claim, MTS and the Sellers’ Representative shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If they should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim against the Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the terms thereof. If they are not able to agree, after such good faith attempt to agree, either MTS or the Sellers’ Representative may seek resolution in accordance with Section 10.10 hereof, provided that if a claim is not filed to the competent court by the indemnified Party within 90 days from the written objection of the indemnifying Party, then such claim to recover Damages submitted by the indemnified Party shall be cancelled and forever resolved and dismissed, and in such case, to the extent applicable, the Escrow Agent shall release to the Sellers and FPSV Sellers the applicable Pending Claim Escrow Amount.

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ARTICLE 10. GENERAL PROVISIONS

10.1           Sellers’ Representative; FPSV Sellers’ Representative.

(a)           Sellers’ Representative. Mr. David Sussan is hereby appointed as the representative of the Sellers (the “Sellers’ Representative”) in connection with this Agreement and the consummation of the transactions contemplated hereby, and he is hereby authorized to act for the Sellers and the FPSV Sellers and in the Sellers’ and the FPSV Sellers’ name, place and stead, in any and all capacities to do and perform every act and thing required or permitted to be done in connection with the transactions contemplated hereby, including to: (i) deliver all notices required to be delivered by the Sellers and the FPSV Sellers, respectively, under this Agreement, including any notice of a claim for which indemnification is sought under ARTICLE 9; (ii) receive all notices required to be delivered to the Sellers or the FPSV Sellers, as the case may be, under this Agreement, including any notice of a claim for which indemnification is sought under ARTICLE 9. The Sellers’ Representative may be replaced by a written notice delivered to MTS, signed by Majority Sellers.

(b)           Authorized Actions. A decision, act, consent or instruction of the Seller Representative, including a waiver of any of the Sellers’ and the FPSV Sellers’ rights hereunder or the execution of an amendment, addendum or other instrument in connection with this Agreement (an “Authorized Action”) shall constitute a decision, act, consent or instruction of all the Sellers or the FPSV Sellers, as the case may be, and shall be final, binding and conclusive upon each such Sellers or FPSV Sellers, and MTS, FPSV, Vexigo, the Paying Agent and the Escrow Agent may rely upon any Authorized Action of the Sellers’ Representative as being the decision, act, consent or instruction of each and every Seller and FPSV Seller. MTS, FPSV, Vexigo, the Paying Agent and the Escrow Agent are hereby relieved from any liability to any Seller or FPSV Seller for any acts done by any of them in accordance with such Authorized Action.

(c)           FPSV Sellers’ Representative. It is hereby agreed that only with respect to issues that do not also relate to Vexigo and the Sellers and relate only to FPSV or the FPSV Sellers,  Mr. David Sussan is hereby appointed as the representative of the FPSV Sellers (the “FPSV Sellers’ Representative”) and the provisions of Sections 10.1(a) and (b) shall apply to him and his actions and any reference in this Agreement to the Sellers’ Representative shall be deemed to be a reference to the FPSV Sellers’ Representative. The FPSV Sellers’ Representative may be replaced by a written notice delivered to MTS, signed by the Majority FPSV Sellers.

10.2           Assignment.  No party to this Agreement will convey, assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of Vexigo, FPSV and the Sellers’ Representative (in the case of an assignment by MTS) or of MTS (in the case of an assignment by any of the Sellers or the FPSV Sellers).

10.3           Parties in Interest. This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, except that the Indemnified Parties will be entitled to the rights to indemnification provided to the Indemnified Parties hereunder.

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10.4           Waiver; Remedies. No failure or delay on the part of any Party hereto in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any waiver on the part of MTS, the Sellers or the FPSV Sellers of any right, power or privilege under this Agreement operate as a waiver of any other right, power or privilege under this Agreement, nor will any single or partial exercise of any right, power or privilege thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement.

10.5           Fees and Expenses. Each of the Parties hereto shall bear the expenses incurred by it relating to the transactions contemplated by this Agreement, including without limitation fees and expenses of counsel, subject to such other arrangements as may be expressly set forth in the other documents executed or to be executed in connection with this Agreement.

10.6           Notices. All notices, requests, claims, demands and other communications required or permitted to be given hereunder shall be in writing and will be delivered by hand or faxed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service or sent by electronic mail, and will be deemed given when so delivered by hand or faxed, or three business days after being so mailed (one business day in the case of overnight courier service) or upon confirmation of recipient if sent by electronic mail.  All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice in accordance with this Section 10.6:

If to MTS:

Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra’anana, Israel
Attention: Chief Executive Officer
Facsimile No.: +972-9-777-7566
Email: Lior.Salansky@mtsint.com

with a copy to (which shall not constitute notice):

Ephraim Abramson & Co.
52 Menachem Begin Road
Tel Aviv, Israel
Attention: Odeya Brick-Zarsky, Adv.
Facsimile No.: +972-3-691-8226
Email: odeyabz@abramson-law.com

If to the Vexigo, and/or to FPSV, and/or to Sellers’ Representative and/or to FPSV Sellers’ Representative:

Seller’s Representative

David Sussan
34 Shoham St. 60190
Yahud Neve Monoson
Facsimile No.:
Email: david.sussan@gmail.com

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FPSV Sellers Representative

David Shushan
34 Shoham St. 60190
Yahud Neve Monoson
Facsimile No.:
Email: david.sussan@gmail.com

With a copy to (which shall not constitute notice):

Naschitz, Brandes, Amir & Co.
5 Tuval St.
Tel Aviv, Israel
Attention: Asher Assis, Adv.
Facsimile No.: +972-3-623-5005
Email: aassis@nblaw.com

And additional copy to (which shall not constitute notice):

Osher Ben Ezri, Adv.
20 Lincoln St.
Tel-Aviv, Israel
Facsimile No.: +972-3-6485711
Email: osher@ben-ezri.com

10.7          Captions; Currency. The article and section captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Unless otherwise specified, all references herein to numbered articles and sections are to articles and sections of this Agreement and all references herein to exhibits or schedules are to exhibits or schedules to this Agreement. Unless otherwise specified, all references contained in this Agreement, in any exhibit or schedule referred to therein or in any instrument or document delivered pursuant thereto to dollars or “$” shall mean United States Dollars.

10.8          Entire Document. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits and schedules attached hereto and the disclosure letters provided hereunder collectively constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, relating thereto.

10.9          Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions thereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

10.10        Governing Law; Jurisdiction This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws, applicable to agreements made and to be performed within such state. The competent courts of Tel Aviv-Jaffa shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever with respect to such disputes.

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10.11        Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

10.12        Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party or Parties who are or are to be thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The Parties agree that any such breach or threatened breach would cause irreparable injury, that the remedies at law for any such breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

10.13        Construction; Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

10.14        Other Remedies.Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

ARTICLE 11. DEFINITIONS

11.1           Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a)           “Affiliate” means (i) each other member of such individual’s Family; and (ii) any Person or entity that is directly or indirectly Controlling, Controlled by or under common Control of the subject Person, such individual or any one or more members of such individual’s Family.

(b)           “Agreement” means this Share Purchase Agreement, including all Exhibits and Schedules hereto and any certificates or documents delivered hereunder, as the same may be amended, modified or supplemented from time to time in accordance with its terms.

(c)           “Business Day” means any day other than a Saturday, or any other day on which banking institutions in State of Israel are not open for the transaction of normal banking business.

(d)           “Cash Equivalents” means:

(i)           any evidence of third-party Indebtedness with a maturity of one year or less issued or directly and fully guaranteed or insured by an Approved Jurisdiction or any agency or instrumentality thereof, provided that the full faith and credit of an Approved Jurisdiction (or similar concept under the laws of the relevant Approved Jurisdiction) is pledged in support thereof;

(ii)           checks, deposits, certificates of deposit or acceptances with a maturity of one year or less of any institution having combined capital and surplus and undivided profits (or any similar capital concept) of not less than $100 million (or the equivalent in another currency);

(iii)           commercial paper with a maturity of one year or less issued by a corporation (other than an Affiliate) organized under the laws of an Approved Jurisdiction and rated at least “A-1” by Standard & Poor’s Ratings Service or “P-1” by Moody’s Investors Service; and

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(iv)           repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of an Approved Jurisdiction maturing within one year from the date of acquisition.

For the avoidance of doubt, an investment in an investment fund which invests substantially all of its assets in investments described above in this definition or which is itself rated at least “AAA” or “A-1” by Standard & Poor’s Ratings Service or “Aaa” or “P-1” by Moody’s Investors Service constitutes a Cash Equivalent. For the purposes of this definition of “Cash Equivalents”, “Approved Jurisdiction” means the United States of America, the State of Israel, the United Kingdom, Switzerland and any member nation of the European Union as presently constituted.

(e)           “Consents” means consents, approvals, requirements, exemptions, orders, waivers, allowances, novations, authorizations, declarations, filings, registrations and notifications.

(f)           “Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership interests, by contract or otherwise.

(g)           “Contracts” means, with respect to any Person, all agreements, undertakings, contracts, obligations, arrangements, promises, understandings and commitments (whether written or oral and whether express or implied) (i) to which such Person is a party, (ii) under which such Person has any rights, (iii) under which such Person has any Liability or (iv) by which such Person, or any of the assets or properties owned or used by such Person, is bound, including all license agreements, manufacturing agreements, supply agreements, purchase orders, sales orders, distributor agreements, sales representation agreements, warranty agreements, indemnity agreements, service agreements, employment and consulting agreements, guarantees, credit agreements, notes, mortgages, security agreements, financing leases, leases (including Leases), comfort letters, derivative agreements, confidentiality agreements, joint venture agreements, partnership agreements, binding open bids, powers of attorney, binding memoranda of understanding and binding letters of intent, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

(h)           “Copyrights” means any copyrights, copyrights registrations and applications therefor, and mask works and mask work registrations and applications therefor, and all other rights corresponding thereto.

(i)           “Damages” means all claims, losses, Liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense.

(j)            “Domain Names” means the domain names used by, or obtained for use by a Person in the course of carrying on its business.

(k)           “Environmental Laws” means all federal, state, local and foreign Laws issued, promulgated, approved or entered relating to environmental matters, the protection of the environment, the protection of human health and safety, or exposure to Hazardous Materials, including without limitation Chemical Control Laws, workplace health and safety Laws, packaging and labeling Laws and Laws relating to the Release or threatened Release of Hazardous Materials to the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

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(l)           “Family” of an individual includes (i) such individual, (ii) the individual’s spouse, siblings, or ancestors, (iii) any lineal descendent of such individual, or their siblings, or ancestors or (iv) a trust for the benefit of any of the foregoing.

(m)           “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect at the time covered by the applicable financial statements.

(n)           “Governmental Authority” means, in any jurisdiction, including the State of Israel and the United States, any (i) national, federal, state, local, foreign or international government, (ii) court, arbitral or other tribunal, (iii) governmental or quasi-governmental authority of any nature (including any political subdivision, instrumentality, branch, department, official or entity), including (but not limited to) the SEC or (iv) agency, commission, authority or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

(o)           “Grants” means any grant, loan, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the Office of Chief Scientist of the State of Israel, the State of Israel, and other bi- or multi-national grant programs for the financing of research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

(p)           “Hazardous Materials” means all hazardous substances, wastes, extremely hazardous substances, hazardous materials, hazardous wastes, hazardous constituents, solid wastes, special wastes, toxic substances, pollutants, contaminants, petroleum or petroleum derived substances or wastes, and related materials, including without limitation any such materials defined, listed, regulated or identified under or described in any Environmental Laws (including, by way of example and without limitation, spent solvents, PCBs, urea-formaldehyde, radon, lead or lead based paints or materials, asbestos and asbestos containing materials).

(q)           “Indebtedness” means (i) all mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices) and other than Intercompany Indebtedness, (ii) any other Indebtedness which is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under conditional sale or other title retention agreements relating to property purchased, (iv) capital lease or sale-leaseback obligations, (v) all liabilities secured by any Lien on any property, and (vi) any guarantee or assumption of any of the foregoing in clauses (i) through (v), or guaranty of minimum equity, capital, net worth, profitability or income or any make-whole or similar obligation with respect to itself, its subsidiaries or affiliates, or a third party.

(r)           “Intellectual Property” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with Trade Secrets, confidential and proprietary information, know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Domain Name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as Trade Secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists, and all other rights corresponding thereto and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

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(s)           “Intellectual Property Rights” means all rights in any Intellectual Property.

(t)           “Israeli GAAP” shall mean generally accepted accounting principles in Israel, consistently applied, as in effect at the time covered by the applicable financial statements.

(u)           “Knowledge” means with respect to any fact, circumstance, event or other matter in question, actual knowledge, or, if the Person should have become aware of such fact or matter after making due inquiry in the course of performing his or her duties. Knowledge of an entity shall be deemed to be the Knowledge of the entity’s directors and officers and any other person reporting directly to them.

(v)           “Companies Law” means the Israeli Companies Law – 1999, together with the rules and regulations promulgated thereunder.

(w)          “Laws” means all laws, statutes, constitutions, treaties, rules, regulations, policies, standards, directives, ordinances, codes, judgments, rulings, orders, writs, decrees, stipulations, injunctions and determinations of all Governmental Authorities.

(x)           “Leases” means all leases, subleases, licenses, rights to occupy or use and other Contracts with respect to real, personal or mixed property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

(y)           “Legal Proceeding” means action, claim, proceeding, suit, hearing, litigation, arbitration or audit (whether civil, criminal, administrative, judicial or investigative) or any appeal therefrom or, to the Knowledge of the relevant Party, any investigation, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Authority or any arbitrator or arbitration panel or any mediator.

(z)           “Liability” means any and all claims, debts, liabilities, obligations and commitments of whatever nature, asserted known unknown, fixed, absolute, matured, undisputed, accrued, liquidated, secured or unsecured, joint or several or due , vested, executory, determined, determinable or otherwise and whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise) regardless of whether the same would be required by GAAP to be reflected as a liability in financial statements or disclosed in the notes thereto.

(aa)         “Licenses” means all Consents, licenses, permits, certificates, variances, exemptions, franchises and other approvals or authorizations issued, granted, given, required or otherwise made available by any Governmental Authority.

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(bb)         “Lien” means any charge, claim, community property interest, equitable interest, lien, encumbrance, option, proxy, pledge, security interest, mortgage, right of first refusal, right of preemption, transfer or retention of title agreement, or restriction by way of security of any kind or nature, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

(cc)         “Material Adverse Effect” with respect to any entity means any change, event,  circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or would reasonably be expected to, have a material adverse effect on the financial condition, properties, assets (including intangible assets), business or results of operations of such entity and its subsidiaries, taken as a whole, except to the extent that any such Effect is relating to or arising from: (i) changes in general economic or political conditions whether worldwide or in any country or region in which such entity or its subsidiaries conduct business (provided that such changes do not affect such entity disproportionately as compared to other companies or businesses operating in any such country or region) or (ii) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof that cause any damage or destruction to, or render physically unusable, any facility or property of such entity or otherwise disrupt in any material manner the business or operations of such entity or its subsidiaries.

(dd)         “MTS Indemnitee” means MTS, Vexigo and FPSV.

(ee)          “MTS Option Plans” means the 2003 Israeli Share Option Plan and 2006 Stock Option Plan of MTS.

(ff)           “Ordinance” shall mean the Israeli Income Tax Ordinance [New Version] – 1961.

(gg)         “Patents” means all United States, European, Israeli and other patents, designs, ornamental and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures.

(hh)         “Permits” means any permits, consents, licenses, certificates, registrations, certificates of occupancy or use, variances, orders, governmental authorizations or approvals, or any other permits.

(ii)           “Person” means any individual, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate or other entity (including a Governmental Authority).

(jj)           “Personal Data” means (a) personally identifiable information (e.g. name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, or passport number, and (b) “sensitive information” as defined by the Israeli Privacy Protection Law, 1981.

(kk)         “Registered Intellectual Property Rights” means all registered Patents (including registrations and applications to register), Trademarks (including registrations and applications to register), Domain Names (including registrations and applications to register) and Copyrights (including registrations and applications to register).

(ll)           “Representatives” means, with respect to any Person, such Person’s Affiliates, directors, officers, employees, agents, consultants, advisors and other representatives, including legal counsel, accountants and financial advisors.

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(mm)          “Software” shall mean any and all computer software and code, including assemblers, applets, compilers, source code, object code, data (including image and sound data), design tools and user interfaces, in any form or format, however fixed including source code listings and documentation.

(nn)           “Tax” means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), national health insurance, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

(oo)           “Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

(pp)           “Transaction Expenses” means all third party fees, costs, expenses, payments, and expenditures incurred by a Party in connection with this Agreement and the transactions contemplated hereby whether or not billed or accrued (including any fees, costs expenses, payments, and expenditures of legal counsel and accountants, the fees, costs, expenses, payments, and expenditures payable to financial advisors, investment bankers and brokers of such Party notwithstanding any contingencies for withholdings, etc.).

(qq)           “Technology” shall mean all technology, information related to, constituting or disclosing, any technology, and all tangible copies and embodiments of technology in any media, including all know-how, show-how, techniques, trade secrets, inventions (whether or not patented or patentable), algorithms, routines, Software, files, databases, works of authorship or processes

(rr)           “Trademarks” means trademarks and service marks, trade names, brand names, corporate names, logos, slogans, trade dress, and other words, designations, labels, symbols, designs, colors, color combinations or product configurations.

(ss)           “Trade Secrets” means all non disclosed and non-public inventions (whether or not patentable) and improvements thereto, know-how, research and development information, business plans, specifications, designs, processes, process libraries, technical data, customer data, financial information, pricing and cost information, bills of material, or other confidential information exclusively owned by a Person, including any formula, pattern, compilation, program, device, method, technique, or process, that (i) provides an actual or potential independent economic value from not being generally known to and not being readily ascertainable by, other Persons, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(tt)           “Vexigo Registered Intellectual Property Rights” means Israeli, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered Domain Names; and (D) registered copyrights and applications for copyright registration; registered in the name of Vexigo.

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(uu)            “Vexigo Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, if any, used in or included in any of the products, services or technology of, or any product, services or technology currently under development by, Vexigo.

11.2           Terms Generally. The definitions in Section 11.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits and Schedules to this Agreement) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). Any reference to any supranational, national, federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

Mer Telemanagement Solutions Ltd. By:_________________________________ Name: Title:	Vexigo Ltd. By: ___________________________ Name: Title:

FPSV Holdings Ltd. By: _______________________________ Name: Title:	_____________________________ Kobi Ram

__________________________________ Amit Reshef	_______________________________ Adi Orzel

__________________________________ Yechezkel Lapid	_______________________________ Tamar Abraham

__________________________________ Tzvika Friedman	____________________________ David Sussan

Translight Ltd. By: _______________________________ Name: Title:	Yossi Levi Family Assets (R.D.Y) Ltd. By: _______________________________ Name: Title:

Boaz Lavi Family Assets Ltd. By: _______________________________ Name: Title:	AML Carolina LLC By: _______________________________ Name: Title:

  [Signature page to Share Purchase Agreement]

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EXHIBIT B

Date: [___________]
To:

Vexigo Ltd.
The Sellers and FPSV Sellers (as defined in the Share Purchase Agreement executed between the Company, Vexigo Ltd. FPSV Ltd. and their respective shareholders as of _______)
(collectively, the “Sellers”)

Dear Gentlemen:

Re: Voting Undertaking and Irrevocable Proxy

Recitals:

A.
The undersigned (the “Shareholder”), is the beneficial owner of _________ Ordinary Shares, NIS ____ par value per share, of Mer Telemanagement Solutions Ltd., an Israeli company (the “Shareholder Shares”, the “Company Shares” and the “Company”, respectively).

B.
Concurrently with the execution of this Undertaking, the Company and the Sellers are entering into that certain Share Purchase Agreement, providing for the purchase, directly and indirectly, of all the outstanding share capital of Vexigo Ltd. by the Company (the “SPA”).

C.	As a material inducement to the willingness of the Sellers to enter into the SPA and to consummate the transactions set forth therein, the Shareholder has agreed to be bound by the following.

1.	Voting Undertaking; Proxy

1.1.
Prior to the Closing, and unless the SPA is terminated in accordance with its terms, the Shareholder hereby agrees, at any annual, extraordinary, or special meeting of the shareholders of the Company (including without limitation the meeting called to approve the SPA), and at any postponement(s) or adjournment(s) thereof, or pursuant to any consent in lieu of a shareholders’ meeting or otherwise (the “Meeting”), to vote (or cause to be voted) all Shareholder Shares and all of the Company Shares the Shareholder now or hereafter owns or controls, whether beneficially or otherwise held by it (including as a result of exercise of options or other securities or rights convertible, exercisable or exchangeable into Company Shares or otherwise) (collectively, the “Shares”) in the following manner: (i) in favor of the SPA and the approval of the terms thereof and each of the transactions contemplated thereby, and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the SPA; and (iii) against any action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the SPA and the transactions contemplated thereby.  Prior to the Closing and unless such SPA is terminated in accordance with its terms, the Shareholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of the provisions and undertakings referred to in this Section 1.1.

1.2.
As promptly as possible, but in no event later than 14 days prior to the date scheduled for the Meeting, the Shareholder shall deliver to the Sellers a validly executed and irrevocable proxy, in the form attached hereto as Exhibit A, accompanied by confirmation of ownership for the Meeting from the bank or other holder with which the Shares are deposited.

1.3.
The Shareholder understands and acknowledges that the Sellers are entering into the SPA in reliance upon the Shareholder’s execution and delivery of this Undertaking. The Shareholder hereby affirms that the Proxy is given in connection with the execution of the SPA by the Company, and that such irrevocable Proxy is given to secure the performance of the duties of the Shareholder under this Undertaking. The Shareholder hereby further affirms that unless the SPA is terminated in accordance with its terms, the irrevocable proxy(ies) pursuant to Section 1.2 may under no circumstances be revoked.

1.4.
Without derogating from any provisions to the contrary in the SPA, to the extent permitted under applicable law, the provisions of this Section 1 and the obligations hereunder shall attach to the Shares and shall be binding upon any person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder‘s administrators or successors, and notwithstanding any transfer of the Shares, the transferor shall remain liable for the performance of all obligations of the Shareholder hereunder.

2.	Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Sellers as follows:

2.1.
The Shareholder has all necessary power and authority to execute and deliver this Undertaking and to perform the obligations  contemplated hereby. This Undertaking constitutes the Shareholder’s valid and legally binding obligation enforceable against it in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

2.2.
To the extent applicable, the Shareholder has the requisite corporate power and authority to execute and deliver this Undertaking and to perform and consummate the transactions contemplated hereby. The execution, delivery and performance of this Undertaking have been duly authorized by all necessary corporate action on the part of the Shareholder and no other corporate proceedings on the part of the Shareholder are necessary to authorize this Undertaking.

2.3.
The Shareholder has sole voting power with respect to the Shareholder Shares and sole power to issue instructions with respect to the matters set forth in this Undertaking and sole power to agree to all of the matters set forth in this Undertaking. The Shareholder has not sold, pledged or otherwise transferred any voting interests in the Shareholder Shares to any person.

2.4.
The Shareholder Shares constitute all of the shares or other securities over which any voting or dispositive power is held by the Shareholder and Shareholder does not own, beneficially or otherwise, directly or indirectly, any other share capital of, or other securities, equity or ownership interest in the Company (including, without limitation, (i) any outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other securities of the Company, or (ii) outstanding stock appreciation rights, phantom stock or similar rights). The Shareholder Shares are not subject to any shareholders agreement, voting agreements, proxies, trusts or other agreement or understandings relating to the voting or disposition thereof, which would prevent Shareholder from performing its obligations hereunder. Any proxies heretofore given in respect of the Shareholder Shares are not irrevocable, and any such proxies are or shall be revoked by the Closing.

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2.5.
The execution and delivery by the Shareholder of this Undertaking does not, and the consummation of the transactions contemplated hereby will not, require Shareholder to obtain or deliver any notice, consent, waiver, approval, order or authorization or permit of, or registration, declaration or filing with, or notification to, any court, administrative agency, commission, governmental or regulatory authority or any other person, that has not been, or will not be, obtained by the Closing.

2.6.
The execution and delivery by the Shareholder of this Undertaking do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), the Articles of Association of the Shareholder, any agreement, law, rule, regulation, order, judgment or decree applicable to the Shareholder or that apply to the Shareholder Shares or by which the Shareholder Shares are bound.

2.7.
There is no suit, action, proceeding, claim or investigation, decree, order, judgment or legal proceeding of any nature, pending, or, to Shareholder’s knowledge, threatened against it or the Shareholder Shares, that seeks to prevent Shareholder from executing, delivering or performing this Undertaking and the transactions contemplated hereby, or that apply to the Shareholder Shares or by which the Shareholder Shares are bound.

3.
Other Restrictions. Unless the SPA is terminated pursuant to its terms, the Shareholder shall not, directly or indirectly, and except as contemplated by or permitted by this Undertaking, (i) grant any proxies or powers of attorney, deposit any Shareholder Shares into a voting trust or enter into a voting agreement with respect to any Shareholder Shares; or (ii) take any action that would have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Undertaking.

4.
Additional Shares. In the event of any stock split (bonus shares), consolidation, share dividend (including any dividend or distribution of securities convertible into share capital), reorganization, reclassification, combination, recapitalization or other like change with respect to the Shareholder Shares occurring after the date hereof and prior to the Closing, all references in this Undertaking and the Proxy to specified numbers of shares and all calculations provided for that are based upon numbers affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Undertaking and the Proxy prior to such event.

5.
Specific Enforcement. Shareholder hereby acknowledges that monetary damages may not be a sufficient or adequate remedy for any breach or violation of any of its obligations under this Undertaking and that, in addition to any other remedy which may be available to Sellers hereunder or in law or equity, and without any wavier or limitation with respect thereto, the Sellers shall be entitled to seek injunctive and other equitable relief, including specific performance, with respect to any such breach or violation and to enforce specifically the terms and provisions hereof, in any court of competent jurisdiction. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

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6.
Further Assurances. Subject to the terms of this Undertaking and any applicable law, the Shareholder, at the reasonable request of the Sellers, shall execute and deliver, or cause to be executed and delivered, such other documents and instruments and do and perform such other actions as may be necessary or desirable for effecting the consummation of this Undertaking and the transactions contemplated hereby.

7.
Fiduciary Responsibilities. The Sellers and the Shareholder acknowledge that the Shareholder is not making any undertaking or understanding in this Agreement in any capacity other than in the Shareholder’s capacity as a shareholder of the Company. For the removal of any doubt, it is hereby clarified that nothing contained in this Agreement shall limit the rights and obligations of the Shareholder in his capacity as a director of the Company or from taking any action in his capacity as a director of the Company, and no action taken by the Shareholder in such capacity shall be deemed to constitute a breach of any provision of this Agreement.

8.
Termination. This Undertaking shall automatically terminate upon the earlier to occur of: (i) termination of the SPA pursuant to its terms or (ii) the Closing Date, in which case this Undertaking shall forthwith become void and there shall be no liability or obligation on the part of the Sellers or the Shareholder, or their respective employees, agents or shareholders, if applicable, except (i) that the provisions of Section 8 and this Section 7 shall remain in full force and effect and survive any termination of this Undertaking pursuant to the terms of this Section 7, (ii) to the extent that the termination of the SPA results from a material breach by the Shareholder of any representation, warranty or covenant set forth in this Undertaking, the Shareholder shall not be relieved of liability or damages to the Sellers.

9.	General Provisions.

9.1.	Expenses. Each party shall bear its own costs and expenses incurred with respect to the negotiation, execution, delivery and performance of this Undertaking.

9.2.
Entire Agreement. This Undertaking constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

9.3.
Amendment; Waiver. Any term of this Undertaking may be amended and the observance of any term of this Undertaking may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Shareholder and the Majority Sellers (as defined in the SPA), except that the Majority Sellers may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of Shareholder hereunder (other than in the event of termination of this Agreement), (ii) waive any inaccuracies in the representations and warranties made by Shareholder contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions for the benefit of Sellers contained herein.

9.4.
Press Releases. No party shall issue any statement or communication to any third party (other than their respective agents, partners, affiliates and representatives that are bound by confidentiality restrictions) regarding this Undertaking, its existence and content, or the transactions contemplated hereby, including, if applicable, the termination of this Undertaking and the reasons therefor, without the consent of the other parties hereto, except as required to comply with applicable legal requirements and the rules of any stock exchange and except as required in connection with the SPA and the transactions contemplated thereby.

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9.5.
Governing Law; Jurisdiction. This Undertaking shall be governed by and construed in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any competent court located in Tel-Aviv-Jaffa, Israel in connection with any matter based upon or arising out of this Undertaking or the matters contemplated herein, agrees that process may be served upon it in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

9.6.
Severability. If any provision of this Undertaking or the application thereof becomes or is declared by a court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Undertaking only with respect to such jurisdiction in which such clause or provision cannot be enforced, and the remainder of this Undertaking shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Undertaking. In addition, if any particular provision contained in this Undertaking shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable law.

9.7.
Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Undertaking and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.8.
Notices. All notices and other communications hereunder shall be in writing and shall be shall be emailed, faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

9.8.1.
if to Sellers, to:
____________________________

with a mandatory copy to (which shall not constitute notice):

Naschitz Brandes Amir & Co.
5 Tuval Street
Tel Aviv 6789700
Israel
Fax No: 972-3-623-5005
Email address: aassis@nblaw.com
Attention: Asher Assis, Adv.

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9.8.2.	if to Shareholder, to: ________________ with a mandatory copy to (which shall not constitute notice): ________________

Any notice sent in accordance with this Section 9 shall be effective (i) if mailed, three (3) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email or facsimile, upon transmission and electronic confirmation of receipt (or recipient’s electronic “read receipt” in case of email) or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (or recipient’s electronic “read receipt” in case of email).

9.9.
Counterparts. This Undertaking may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. The exchange of an executed Undertaking (in counterparts or otherwise) by facsimile transmission or by electronic delivery in .pdf format or the like shall be sufficient to bind the parties to the terms and conditions of this Undertaking, as an original.

- Signature page follows -

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In Witness Whereof, the undersigned caused this Voting Undertaking to be duly executed and delivered, as of this ___ day of January, 2015.

[_____________________]

By:
Name:
Title:

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(EXHIBIT A)

FORM OF PROXY

The undersigned, for consideration received, hereby appoints ____________  or another representative designated by it and each of them as my proxies, with power of substitution and resubstitution, to Vote (as defined below) all Shares owned by the undersigned as of the date hereof in favor of that certain Share Purchase Agreement, providing for the purchase, directly and indirectly, of all the outstanding share capital of Vexigo Ltd. by the Company (the “SPA”) and the approval of the terms thereof and each of the transactions contemplated thereby.

 “Vote” means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action or taking other action in favor of or against any action. This Proxy applies to any Vote (i) at any meeting of the shareholders of the Company, and any adjournment or postponement thereof, at which the matters described above are considered, including the Company's Shareholders Meeting to be held as soon as practicable after the date hereof or (ii) in connection with any written consent of shareholders of the Company.

This Proxy is coupled with an interest, revokes all prior proxies granted by the undersigned and is irrevocable (to the fullest extent permitted by Israeli law and the Company's Articles of Association).

Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms pursuant to the SPA.

Dated __________ ________________________________ (Signature of Shareholder)

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Exhibit C

Mer Telemanagement Solutions Ltd.
Directors and Officers Compensation Policy

As approved by the Company’s Shareholders on [________]

Table of Contents

1. Purpose of the Document and its Contents	2
2. General Background	2
2.1. The Goals of Compensation Policy for Officers	2
2.2. The main factors that are involved and that influence the determination of the organization's compensation policy for officers	3
2.3. The Business Environment and its Influence on the Subjectof Directors’ and Officers’ Compensation:	3
3. The Compensation of Directors and Officers in view of the Company's Values and Business Strategy	4
3.1. The Ratio between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees)	4
3.2. The connection between business results of the Company and the Directors and Officers Compensation	4
4. Basic concepts of Company's Compensation Policy	5
4.1. The Overall Compensation Policy	5
~~4.1.1. The ratio between the Components of the Overall Compensation Package of Officers and Directors~~	~~6~~
5. Components of Compensation	7
5.1. Base Salary	7
~~5.1.1 Determination of Fixed Salary for Officers.~~	~~8~~
~~5.1.2. The Principles for Periodic Examination and Updates of Salary~~	~~10~~
5.2. Variable Compensation	10
~~5.2.1. Performance based bonus~~	~~10~~
5.3. Additional terms and fringe benefits	15
6 Conditions for Early Termination of Service	18
6.1. PriorNotice.	18
6.2. Termination Grant	18
6.3. Non-Competiton	19
7. Indemnification and Insurance of Directors and Officers	19
8. Maintenance of Compensation Policy – Responsibility and Authority	19

1.     Purpose of the Document and its Contents

The purpose of this document is to define, describe and specify the policy of Mer Telemanagement Solutions Ltd. (“MTS” or the “Company”) concerning compensation of Company directors and officers (as defined by the Israeli law (i.e., CEO, CEO's direct reports)), the scope of compensation, its components and the manner of its determination.

The determination of the compensation policy of the Company and its publication seeks to increase the transparency of the Company's activity as it relates to compensation of its directors and officers and to enhance the shareholders' ability to express their views and to influence the Company's compensation policy.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this compensation policy does not grant any rights to the Company’s directors and officers, and the adoption of this compensation policy per se will not grant any of the Company’s directors and officer a right to receive any component of compensation set forth in this compensation policy. The components of compensation to which a director or officer will be entitled will be exclusively those that are determined specifically in relation to him by the Compensation Committee, Board and General Meeting, as the  case may be, and subject to the provisions of any law.

It is clarified that in the event a director or an officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.	General Background

2.1  The Goals of Compensation Policy for Officers

The compensation policy for MTS directors and officers is intended to assist in achieving the goals of the Company and its work plans with a long term view and to ensure that:

2.1.1	The interests of the directors and officers of the Company will be as close as possible and in the closest possible conformity to the interests of the Company’s shareholders.

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2.1.2	The Company will be able to recruit and retain senior managers who have the ability to lead the Company to business success and to confront the challenges the Company faces.

2.1.3	The directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

2.1.4
An appropriate balance will be created between the various components of compensation - fixed components vs. variable components, short-term vs. long-term, and compensation in cash vs. equity based compensation.

2.2	The main governing bodies that are involved and that influence the determination of the Company's compensation policy for directors and officers

The governing bodies that are involved in the determination of compensation policy for the MTS directors and officers are:

The Board's Compensation Committee  - recommends to the Board concerning the compensation policy for directors and officers, the extension of the term of the compensation policy and its update to the extent required, approves the terms of service and employment of directors and officers, and may decide to exempt a transaction from the need to receive the approval of the General Meeting (in cases it is  the Committee's understanding that the presentation of the transaction for approval by the General Meeting, will prevent the transaction with a candidate  for a CEO position).

Board of Directors - Approval of the compensation policy for directors and officers, periodic examination of the compensation policy and responsibility for its update to the extent required.

The General Meeting of shareholders - Approval of the compensation policy for directors and officers, to the extent that such approval is required by law.

2.3	The Business Environment and its Influence on the Subject of Directors’ and Officers' Compensation:

Being a public company engaged in the development of software systems for the communications market, MTS faces the ongoing task of recruiting and retaining leading managers and professionals, in competition with other companies operating in the same field. The field of software generally, and specifically as it relates to the communications market, is characterized by the tremendous dynamism and rivalry over quality employees and managers. As of the date of this document (May 2013) there has not been any particular shortage of quality managerial manpower with expertise in the Company's particular field of business. However, given the dynamic nature of the field, which features numerous players including a number of very large companies, there is a concern that such a shortage may emerge during the coming years. The Company's compensation policy is intended, inter alia, to ensure the Company's ability to recruit and retain the quality managerial manpower that it requires for the continued and successful development of its business, considering the challenges characterizing the employment market in which it operates.

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3.	The Compensation of the Directors and Officers in view of the Company's Values and Business Strategy

3.1	The Ratio Between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):

The Company sees a need to compensate its directors and officers for their contribution to its business success over time and having consideration for the broad areas of responsibility and authority imposed upon them.

However, given that the Company employs a relatively small number of employees, most of whom have specialized professional expertise, the Company acknowledges the importance of appropriate compensation for all of the Company’s employees, and of maintaining a reasonable ratio between the overall compensation of directors and officers to the compensation of other Company employees.

The Compensation Committee and the Board examined the ratio between the terms of service and employment of each of the directors and officers of the Company and the average and median compensation of the other Company employees, and the ratio between the terms of service and employment of the directors and officers and the average and median of compensation of the other Company employees. In the opinion of the Compensation Committee and Board members, the ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation. In addition, it was also resolved that the ratio between the terms of service and employment of each one of the directors and officers (excluding equity compensation) and the average and median ~~salary~~ cost of employment of the other Company employees would not exceed 10.

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3.2	The connection between business results of the Company and the Directors and Officers Compensation.

The Company’s policy is that the overall compensation of the officers should be substantially influenced by the business results of the Company and by the personal contribution of each manager to the attainment of these results. To the extent that the managerial level is higher, there should be an increase in influence of business results and the personal contribution of each manager to the attainment of these results on the compensation of the manager. To that end, the higher the management level, the more substantial the relative weight attached to compensation components that are dependent upon performance will be.

4.	Basic concepts of Company's Compensation Policy

4.1	The Overall Compensation Policy

The overall compensation of each employee and especially of the officers should be built from a number of components, so that each component rewards the employee for a different aspect of his contribution to the Company.

•
Fixed base salary - intended to compensate the employee for the time spent in carrying out his work for the Company and for execution of the ongoing tasks of his position on a daily basis. The base salary represents the employees' skills on one hand (such as: experience, job knowledge, expertise, education, professional qualifications, etc.) and on the other hand, the job requirements and the scope of authority and responsibilities of the employee.

•
Social and Incidental Benefits - some of which are statutorily defined (pension savings, severance contributions, loss of work capacity insurance, vacation, sick leave, etc.), some of which reflect standard work market practice (such as savings in education funds in Israel while maximizing the inherent advantages for the employee in the tax benefits offered by the State of Israel) and some of which are intended to supplement the fixed salary and to compensate the employee for expenses incurred in the performance of his work (such as travel costs).

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•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) - Is intended to compensate the employee for his achievements and contribution to the Company’s goals during the period for which the variable compensation is paid. In general, the weight ascribed to this component as a part of the total compensation package increases as the employee is in a more senior position.

•
Equity based compensation - is intended to tie between the maximization of shareholders’ value as expressed in the value of the Company’s shares in the long-term and the compensation given to managers and employees of the Company. This compensation creates proximity between the interests of the employees and managers and the shareholders, and thus assists in creating motivating and retaining the key positions holders in the Company.

In order to ensure consistency between all of the compensation components, in their deliberations for the approval of each of the components of compensation for the officer, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the officer.

4.1.1	The ratio between Components of the Overall Compensation Package of Officer and Directors

The range of the appropriate ratio between the components of the compensation package for a given year for the Company’s directors and officers is expressed in the following table.

Position	Fixed Salary (including accompanying conditions)	Variable Compensation (cash and equity)*
Active Chairman of the Board	70% -100%	0% - 30% **
CEO	~~60~~40% - 75%	25%- ~~40~~60%
Officer subordinate to the CEO ~~CFO~~	~~65~~50% - 85%	15% - ~~35~~50%
CEO of US Subsidiary	~~65~~50% - 85%	15% - ~~35~~50%
Outside Director	100%	-
Active Business Director	~~40% 80~~50%- 100%	~~20% 60~~ 0% - 50% **
Other Director	100%	-

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It is understood that a deviation of up to 5% above or below the rates specified will not be deemed a deviation from the compensation policy.

* The planned range (ratio) for variable compensation is based achieving the company's target. The actual ratio may deviate from these ranges due to actual results of the company during a certain period.

** Variable compensation for these directors will include equity based compensation. These percentages will be calculated based on the cash compensation approved in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”). Deviations from these ranges will be permitted in the event all or a portion of the cash compensation approved in accordance with the requirements of the Companies Law is converted to equity compensation.

5.	Components of Compensation

5.1	Base Salary

5.1.1
Determination of fixed salary for officers -The fixed salary for an officer shall be determined in the course of negotiations for his recruitment to a position with the Company, to be conducted by his direct designated supervisor (for the CEO - the Chairman of the Board or person appointed by him for that purpose, for the other officers - the CEO or person appointed by him for that purpose), and will be subject to the compensation policy. The salary level shall reflect the skills of the intended officer, expertise, professional experience, achievements and the degree of suitability for the position. In addition, a comparative compensation study shall be conducted with respect to the customary salary in the relevant market for similar positions in similar companies at that time.

As the officers are senior position holders, within the meaning of the Hours of Work and Rest Law, the Hours of Work and Rest Law shall not apply to the officers, and they shall not be entitled to compensation for work during overtime or during the weekend.

5.1.1.1	Comparison to the Market (Benchmark)

For purposes of determining the salary range for recruiting a new officer, the Company will consider the customary salary in the relevant market, based on external knowledge from an expert in the field, or based on public knowledge and information related to similar positions and companies. For purposes of the comparison, companies will be chosen that fulfill the largest possible number of the following characteristics:

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•	Companies that are engaged in the field of software for communications companies or in as close as possible technological fields;
•	Public companies whose shares are traded in the stock exchange and their market value and/or income level and/or profitability level are close to that of MTS;
•	Companies that are in competition with MTS for management manpower in general, and for senior officers in particular;
•	Companies that employ manpower on a scale similar to that of MTS.

It is understood that comparable companies for which it is not possible to obtain reliable information regarding the salary of officers, will not be included in the comparison, even if they meet a large number of the aforementioned characteristics.

In the recruitment of officers outside of Israel, the comparison shall be made with holders of similar positions in companies in the relevant geographic market.

The comparison will encompass all of the components of the compensation package, and will include (to the extent that the information exists):

•	Customary range for base salary in similar positions (including the division within the range);
•	Customary range for annual grants;
•	Customary range for equity based compensation;
•	Customary fringe and other benefits.

5.1.1.2
Internal comparison - before determining the salary of a new officer, the internal salary gaps and their anticipated effect on labor relations in the Company as a whole and on its management will be taken into consideration, placing an emphasis on:

•	the salary gap between an officer and other officers in the Company;

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•	the salary gap between an officer and the other employees of the Company;
•	if there are employees holding similar positions in the Company - the salary gap between the officer and the holders of similar positions.

5.1.1.3	Directors Salary:

The salary of outside directors will be determined in accordance with the Compensation Regulations for Outside Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations, including in view of their position as financial experts.

Others directors may be entitled to a fixed monthly salary and to additional payment for each meeting of the Board of Directors or the Board of Directors’ committees, in which they participate.

The directors will only be entitled to compensation that is specifically provided for in this document.  In addition, directors will be entitled to reimbursement for expenses incurred in trips overseas for work purposes. Subject to receipt of required approvals, the Company may pay consultancy or other fees to directors.

The salary of the Chairman of the Board will be determined in accordance with the criteria set forth in section 4.1.1. As of the date hereof, the Chairman of the Board is one of the existing shareholders in the Company. In the event that the Company decides in the future to employ an active chairman who is not a shareholder of the Company or to change the terms of service as set forth herein, it will be presented to the Compensation Committee, the Board of Directors and the General Meeting.  As of the date hereof, the salary of the Chairman of the Board is $7,000 a month (part time position - 20%) together with reimbursement of expenses such as trips overseas or entertainment in connection with the Company’s business.

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The base monthly maximum salary for Company officers will be:

Position	Maximum
CEO (Israeli)	NIS ~~70~~80,000
Officer subordinate to the CEO	NIS ~~50~~55,000
CEO of US Subsidiary*	$ ~~20~~22,000

It is understood that a deviation of up to NIS 5,000 (or the USD equivalent) above the amounts specified will not be deemed a deviation from the compensation policy.

   *The salary will be paid in U.S. Dollars.

5.1.2	The Principles for Periodic Examination and Updates of Salary

In order to retain the officers in their positions in the long term, the fixed salary of the officers will be periodically examined, in comparison with the relevant market for similar position holders and in light of the business position of the Company.  If necessary, a proposal for the revision of the salary of officers (or some of them) will be prepared and brought for the approval in accordance with the provisions of the Companies Law.

5.1.2.1	Linkage to changes in price Index.

The salary of the officers will not be automatically linked to changes in price Index.

5.1.3	Commissions

In addition to the Base Salary and any other compensation element, the Company shall be entitled to pay to its officers that are involved in the sales process, commissions based on a pre-determined commission plan. Commissions will be limited (per annum) to 5 (five) times monthly base salary. The Compensation Committee and Board of Directors will be entitled to approve an increase of this cap by up to one (1) monthly base salary under special circumstances.

5.2	Variable Compensation

The components of the variable compensation are intended to achieve the following goals:

•
Making part of the officers compensation contingent upon the achievement of results and business goals that, from a long term perspective, will maximize the value for the Company’s shareholders and will create a shared interest of the officers and the shareholders.

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•	Increasing the motivation of officers to achieve the Company’s targets on an ongoing basis.
•	Matching some of the Company compensation expenses to its performance and increasing its financial and operative flexibility.

5.2.1       Performance-based bonus

The Company’s officers will be entitled to a ~~bi-annual,~~  performance based bonus, based on a ~~bi-annual~~ bonus plan which will be approved in accordance with the provisions of the Companies Law.

5.2.1.1	Principles

The bonus plan shall include the following provisions:

•
The duration of the bonus plan - the duration shall be at least ~~two years~~one year, but the Company will try to establish bonus plan for a period longer than one year, subject to the circumstances and feasibility;

•	~~The financial measure for calculating the bonus for an officer shall be chosen from between the Income before tax and/or EBITDA and/or Revenues.~~
•
The Bonus will be based mainly (at least 80%) on measurable criteria as set forth below, and, with respect to its less significant part (up to 20%), at the Board and Compensation Committee's discretion, based on non-measurable criteria such as the contribution of the officer to the Company’s business, its profitability and stability, the responsibility imposed on the officer and satisfaction with the officer’s performance.

•	The measurable criteria of the company or one of its segments, for calculating the bonus for an officer shall be chosen from between one or more of the following:
-	Income before tax
-	EBITDA or Adjusted EBITDA
-	Revenues
-	improvement in one of these parameters during a certain period,
-	Compliance with milestones,

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-	Productivity indices and growth in the volume of activity,
-	Cost savings,
-	Implementation and promotion of planned projects,
-	Promoting strategic targets that will benefit the Company in the future
~~The percentage from the selected measure that will be paid to each officer as a bonus - The bonus plan will determine at least two performance levels that will define the variable bonus to be paid.~~
•
The bonus plan will determine, among other things, the chosen measurable criteria for the coming year, the targets that need to be obtained with respect to said criteria, and the amount or applicable percentage to be paid in relation to attainment of targets..

•	~~The threshold condition for the payment of the bonus will be the existence of Income before tax during the plan period.~~
•	The determination of the maximum bonus (in terms of the maximum value of the measure for which the bonus will be paid).

5.2.1.2	Determination of the annual bonus budget

The overall annual budget for bonus for officers shall be determined in accordance with the aggregate maximum sums of bonus for all the officers.

5.2.1.3	Method of Determining the Sum of the bonus

•	The bonus shall be calculated as a percentage of the criteria/s chosen as a basis for the bonus, as indicated above in section 5.2.1.1.~~Income before tax, according to the following ranges:~~
~~o~~	~~CEO: 7.5%-10.5%~~
~~o~~	~~Officer subordinate to CEO: 3%-7.5%~~
~~o~~	~~The bonus will be paid for up to a pre-tax profit of 4.5 million dollars. There will be no additional payment beyond that.~~
•	The decision about the method or basis to the bonus and ~~T~~the percentage may vary between officers in accordance with their position and degree of responsibility.

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5.2.1.4	The Payment Process of the Bonus

•	The annual bonus amount that should be paid based on the bonus plan will be reported to the Board of Directors together with the approval of the Company's annual financial statements.
•	The Board of Directors will be entitled to reduce the annual Bonus of an officer based on its discretion, taking into account the following factors:
•	Dissatisfaction with the overall managerial functioning of the officer
•	The departure of the officer was under circumstances that justify, based on the Board of Directors' discretion, the denial of severance pay.

The bonus shall be paid together with the officers’ first salary after the Board of Directors' approval of the annual financial statements. In the event a bonus plan for a period exceeding one year is adopted, the bonus plan may include different payment terms.

~~5.2.1.5~~	~~The process for paying the bonus.~~

~~•~~	~~50% of the bonus for the first year of the bonus plan will be paid after the approval and publication of the annual financial results of the Company.~~
~~•~~	~~The balance of the bonus will be paid after the approval and publication of the financial results of the Company for the second year of the bonus plan.~~

In the event of an officer leaving during the bonus plan period, he will be entitled to a partial pro-rated bonus payment according to the period he was employed by the Company out of the total period of the bonus plan.

~~5.2.1.6~~	5.2.1.5	The Possibility of refunding or Supplementing Sums out of the bonus paid to Officers.

In the case that it may become known in the future that the bonus payment was based on an inaccurate data which will require a restatement of the Company's financial statements, the excess payments made to the officer shall be returned by the officer to the Company or the additional required payments shall be made to officer by the Company, as the case may be, within 6 months of the publication of the restated financial statements.

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5.2.2	Equity Based Compensation

As part of the overall directors and officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, the aim of which is to establish proximity of interest between the relevant directors and officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, MTS will offer its directors and officers the option of participating in an equity compensation plan, based on the following:

5.2.2.1	Tools of Equity Compensation

Subject to having received the approvals required under the Companies Law, the Company will consider offering its directors and officers to participate in the allocation of options to acquire the Company’s shares. The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the officers are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

•	The maximum number of options to be granted.
•	The value of the equity based compensation (at the time of grant) per year, for each officer, shall not exceed that which is stipulated in section 4.1.1.
•	The exercise price of the options will not be lower than the known closing price in the NASDAQ market at the date of grant.
•	The allocation of options between the various optionees and the existence of reserves for grants to officers who may join the Company during the period of the plan.
•	The vesting period of the options shall not be less than three years~~.~~, except in the event of a signing grant to a new CEO, for which the vesting period may be shorter.
•	The possibility of defining the maximum value for exercising of an option.
•	The possibility of conditioning the vesting of part or all of the options of some of the optionees, upon the achievement of predetermined performance goals.

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•	The expiration date of the options shall not be shorter than a year after the vesting date of each portion and shall not be longer than ten years after the grant date;
•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.2.2.2	Option Grants

Subject to the approvals required under the Companies Law, the Company will consider grant of options to purchase shares of the Company to certain directors and officers, pursuant to the provisions of the approved option plan.

When a new officer joins the Company during the period of an option plan, the Company will consider granting options to the joining officer out of the existing reserve in the option plan.

The Company will be able to allocate options to directors who are involved in the ongoing business activity of the Company and to an active Chairman of the Board, and in accordance with the provisions of law that are applicable on the grant date.  An allocation to directors shall be approved in accordance with the provisions of the Companies Law, and shall be carried out in accordance with the provision of the standard options plan of the Company, and from out of the existing reserve in the option plan.

5.2.2.3
Option Exercises

With the vesting of each portion of the options granted, each director and officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.3	Additional terms and fringe benefits

5.3.1	Pension Contributions

The Company will contribute its portion of pension fees to a pension fund (or a number of pension fund) or to a pension arrangement agent, all in accordance with the written choice of the officer in Israel and in accordance with applicable law. The contributions will be made exclusively from the fixed salary of the officer and will not include any other components of compensation. The Company's contributions of pension fees are contingent upon the appropriate contributions of the officer's portion of the pension fees out of the officer's salary.

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The Company will insure the officers for loss of working capacity as part of the officers’ membership in a pension fund or with an additional managers' insurance policy.  The Company's contributions to the insurance of loss of working capacity shall not exceed 2.5% of the fixed salary of the officer.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new officer, and the Company shall contribute the severance payments of the officer to the pension fund/managers insurance, in accordance with the officer’s choice concerning the contributions to pension insurance.

For an officer in the U.S.A., the Company will make a contribution of up to 5% of the contribution of the officer to the Company’s 401(k) Plan. In addition, the Company will pay for medical insurance that also includes coverage for dental treatment.

5.3.2	Education Fund

The Company will contribute 7.5% of the officer's salary in Israel, up to the tax ceiling, and will deduct an additional 2.5% of the officer’s salary and will transfer these amounts on a monthly basis to an education fund to be chosen by the officer.

5.3.3	Company car

The Company will allow officers in Israel to to ~~waive part of their salary in consideration for the Company placing a~~receive a company car at their disposal for their personal use, as customary in their position in a method of operational leasing. The Company will not bear the cost of the tax applicable to the value of the use of the vehicle for new officers. The Company currently bears the tax cost for the value of the car placed at the disposal of officers in Israel, as a component that does not carry entitlement for social benefits. The officer can receive the vehicle component (based on its cost to the Company) as part of the monthly salary, as a component that does not carry entitlement for social benefits.

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5.3.4	Mobile Phone

The Company will place a mobile phone at the officer's disposal for his business and personal use, to be chosen by the Company. To the extent technically possible, the officer will be able to use a mobile phone that is in his possession and the Company will pay the cost of use of the mobile phone (not including the cost of the mobile phone itself).

The officer will be liable for any tax that may be applicable to the use of mobile phone at the Company's expense.

5.3.5	Expenses and incidentals

The officer will be entitled to participate in an arrangement for meals during work hours as stipulated in the work procedures pertaining to all of the Company’s employees.

The officer will be liable for any tax that applies to a benefit stemming from this right.

5.3.6	Annual Vacation

An officer will be entitled to an annual vacation and to accumulate it as per the scope indicated in the annual vacation charts in the Company’s procedures (or in accordance with the Annual Leave Law, if these charts are not included in the Company's procedures).

5.3.7	Sick Leave

An officer will be entitled to be absent from work by reason of illness in accordance with the provisions of the Sick Pay Law. An officer will be entitled to full payment for the days during which he was absent from work due to illness, commencing on the first day of absence.

5.3.8	Convalescence pay

An officer in Israel shall be entitled to the payment of convalescence pay in accordance with the Convalescence Pay Law.

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6.	Conditions for Termination of Service

6.1	Prior Notice

An officer will be entitled to a prior notice period in accordance with the following table:

Position	Early Notice Period
CEO	3-6 months
Officer subordinate to the CEO	2-6 months

The prior notice period for each officer shall be approved in accordance with the approvals required under the Companies Law.

During the prior notice period, the officer will be required to continue the fulfillment of his duties, unless the Company specifically releases him from that obligation, and in that case he will be entitled to all of the terms of his employment, with no changes, during that period.

6.2	Termination Grant

The Company may provide its officers a termination grant which shall not exceed the scale specified in the table below:

Level	Resignation Grant
CEO	up to 3 months
Officer subordinate to the CEO	up to 2 months

Termination grants shall be approved for an officer who meets all of the following conditions:

•	He was employed by the Company for at least two years;
•	During his employment period he substantively contributed to the promotion of the Company’s business as specified in the document presented to the Compensation Committee.
•	The officer's termination does not involve circumstances that, according to the Compensation Committee’s judgment, justify the denial of severance pay.
•	The Company’s CEO (or the Chairman of the Board in the event of a departing CEO) recommended the payment of a termination grant.

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The inclusion of a section in the employment agreement that provides for payment of a termination grant will be presented for the approvals required under the Companies Law. For the removal of any doubt, such section will not provide for payment of a termination grant that deviates from the aforementioned conditions.

The termination grant will be paid on the date of the termination of employment and will be equivalent to the base salary of the officer multiplied by the number of months as specified in the chart above and as approved, without any additional components

6.3	Non-Competition

The officers will provide a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than one year from the termination date of their employment by the Company.

7.	Indemnification and Insurance of Directors and Officers

The directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by the Company subject to receipt of approvals required under the Companies Law.  The Company grants, and will continue to grant, letters of indemnification to directors and officers, subject to the receipt of approvals required under the Companies Law.

8.	Maintenance of Compensation Policy - Responsibility and Authority

8.1	The CFO of the Company shall be responsible for maintaining the compensation policy is up-to-date.

8.2
The Compensation Committee will examine the provisions of the compensation policy from time to time in accordance with its discretion. Updates to this compensation policy will be approved pursuant to the requirements of the Companies Law.

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